SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Financial Statements 2009

Administration Report

Independent Auditors' Report

Fiscal Council’s Report

Balance Sheet

Explanatory Notes

Exhibits

Administration Report

Fiscal Year Finished on December 31ST, 2009

1        Message from the Administration

2        Economic Scenario

3        Eletrobras’ Transformation Plan - PTSE

4        Strategic Planning

5        Corporate Management

6        Corporate Governance

7        Our Business

          7.1     Generation, Transmission and Distribution

          7.2     Share holdings

          7.3     Social Structure per Business Segment

          7.4     International Activities

8        Investments

          8.1     Ordinary Resources

9        Growth Acceleration Program (PAC)

10      Electricity Market of the Eletrobras System

          10.1   Generation Expansion

          10.2   Transmission Expansion

          10.3   Auction of Transmission Lines

          10.4   Bordering Interconnections

          10.5   Trading of Electric Energy

11      Economical And Financial Performance

          11.1   Net Profit of the Subsidiaries

          11.2   Consolidated EBITDA

          11.3   Capital Structure and Consolidated Indebtedness

          11.4   Primary Result

12      Independent Auditors

13      Fundraising

14      Value Added

15      Compulsory Loan

16      Capital Market

          16.1   Base of Shareholders

          16.2   Analysis of Eletrobras’ Shares

          16.3   Market Value

          16.4   Rating

          16.5   Relationship with Shareholders and Investors

          16.6   Shareholders’ Remuneration

          16.7   ADRs Program - New York Stock Exchange

          16.8   Latibex  - Madrid Stock Exchange

17      Electric Energy Research Center - CEPEL

18      Industrial And Technological Development Program - PDTI

          18.1   Research & Development (R&D)

          18.2   Supply Logistics

          18.3   Procedures and Quality

19      Sector Funds Management

          19.1   Global Reversion Reserve - RGR

          19.2   Energy Development Account - CDE

          19.3   Fuel Consumption Account - CCC

20      Sector Governmental Programs

          20.1   National Program for Efficient Public Lighting - "Reluz"

          20.2   National Program for Saving Electric Energy - Procel

          20.3   Incentive Program for Alternative Energy Sources - PROINFA

          20.4   National Program for the Universalization of Access and use of Electric       Energy - "Luz Para Todos" (Light for Everyone)

21      Social Dimension

          21.1   Human Resources

          21.2   Work-Related Health, Well-being and Safety

          21.3   Training and Development

          21.4   Labour and Trade Union Relationships

          21.5   Administrative Actions

          21.6   Social Responsibility

          21.7   Culture and Society

          21.8   Ombudsman

          21.9   Awards and Recognition

22      Environment

23      Electricity Distribution Companies

          23.1   Tariff Review

          23.2   Trading of Electric Energy

          23.3   Supply per Consumer Class

          23.4   Loss Control

          23.5   DEC/FEC

          23.6   Non-compliance

          23.7   Client Services

24      Performance Appraisal

Eletrobras

1 - meSSAGE FROM THE ADMINISTRATION

The accomplishment of a new Eletrobras

The year 2009 brought the consolidation of many great achievements for the Eletrobras System, resulting from the transformation that has been promoted since 2008. Issues that impaired our business complex for many years have finally been solved. Besides this, the improvements in the corporate governance showed meaningful results, recognized by important market agents who recommended the purchase of Eletrobras’ shares. This prestige was also reflected on the performance of the Company’s shares on the São Paulo Stock Exchange. On December 31, 2009, the common shares reached a valuation of 40.36% and the preference shares, 31.18%. In the last two years, Eletrobras’ shares obtained a valuation of 45% (ordinary) and 31,8% (preference).

However, it was not just the investors that recognized Eletrobras in 2009: we were listed in Bovespa’s Company Sustainability Index for the third consecutive year; we received awards from ‘Época Negócios’ magazine and the ‘DCI’ newspaper as the most prestigious company in the electricity sector and eventually integrated the E8 - group of the 13 biggest companies of the energy sector in countries of the G8. This performance resulted from a lot of hard work, especially in broadening the investments in energy generation and transmission projects. At the auctions of transmission lines carried out by the Brazilian National Electric Energy Agency (Aneel), the companies of the System were strongly represented. At the first of them, in May, the Eletrobras System bought 92% of the total number of lines being disputed. At the second one, in November, it bought 6 out of the 8 shares containing 11 transmission lines offered.

In the field of energy generation, in addition to the positive progress in the work of Santo Antonio and Jirau, on the Madeira river, the advancements in the negotiations of the concession of the Belo Monte hydroelectric project's preliminary license and the holding of public hearings with a significant participation of the local population marked a year of concrete achievements and model changes. In the distribution area, we still follow the path of centralized, professional and more efficient company management. This effort has been assuring the feasibility of financing by the World Bank for investments in the restructuring and modernization of these companies, as well as improvements in the quality of energy supplied to millions of people.

Also by the end of the year, another great victory was achieved by Eletrobras with the sanction of Law 12.111, which defines the energy service conditions in the Isolated Systems and brings excellent perspectives for the recovery of the financial health of the Eletrobras System companies involved in these operations. With so many positive results, the perspective is extremely good: the construction of a new Eletrobras, destined to be a global leader in the clean energy market.

In 2010, the Company prepares for important projects, such as: the conclusion of the studies about the "Complexo de Tapajós" (Tapajós Complex), which will be built following the concept of a platform-pant; advancements in the construction of Angra 3 and progress in the internationalization of its business. All of this, obviously, results from a transformation promoted not only by its leaders, but also by everyone who integrates and builds the Eletrobras System.

2 - economic scenario

The International Overview

The liquidity crisis, practically all over the world, which restricted the growth of most economies in 2008, continnued to in 2009, despite attempting to recover in some developed economies. The greatest recoveries, however, took place in emergent countries such as China and India, for instance, which present high growth rates last year.

The Chinese GDP increased 8.9% in the third quarter of 2009, compared to the same quarter of 2008. In the first nine months of the year, the country’s economy expanded at a rate of 7.7%, amounting to 21.78 trillion Yuan or US$3.18 trillion, according to the Chinese Department of National Statistics.

Eletrobras

The policies adopted by the Chinese government to fight the financial crisis have yielded significant results, a critical factor for generating the jobs necessary to absorb the surplus workforce of that country. China anticipates that millions of workers will continue to move in search of better working conditions.

In the USA, the policy of support to the banks, carried out by President Obama, seems to have hindered or delayed a more generalized reliability crisis. Yet, the US’s GDP in 2009 should present a decrease of 2.4%, with the unemployment rate increasing from 7.7% in January to 10% in November.

The evolution of Germany’s GDP, in 2009, should be -5.0% and France’s approximately -2.3%. While Japan’s GDP attempted a light recovery in the third quarter of last year, with an increase between 2.2% and 2.6%, compared to the previous year, Italy’s decreased 4.6% in the same time period.

According to the European Union statistics agency, Eurostat, consumer prices in the 16 countries that have the Euro as their official currency increased 1% in January 2010 compared to January 2009. The unemployment rate, however, presented a more negative result, around 10% in December, against 9.9% in November, the highest rate since August 1998.

The Brazilian Economy

The Brazilian economy finished the year of 2009 with the IPCA (Broad Consumer Price National Index) in 4.31%, below the inflation goal and with an economical growth rate near zero, basically influenced by the negative performance of the industrial sector. In turn, the Selic (Liquidation and Custody Special System) rate remains stable since July 2009, at the level of 8.75% per annum (p.a). The TJLP (Long-term Interest Rate) remained at 6.25%p.a. in the first semester of 2009 and at 6.0%p.a. in the second semester.

The IPI exemption policy (Tax on Industrialized Products) for vehicles and private brand appliances, combined with a more active fiscal policy regarding public expenses, in addition to the real increase in the minimum wage and the reinforcement of social programs, such as "Bolsa Família" (Family Allowance) and "Luz para Todos" (Light for Everyone), served as a shield against the recessive effects of the international financial crisis.

The Brazilian commercial scales presented a commercial superavit (remainder of exportations minus importations) around US$24.615 billion by the end of 2009, a result 1.4% inferior to that registered in the previous year, which was US$24.956 billion. Exportations amounted to US$152.252 billion while importations totaled US$127.637 billion.

The exchange rate presented some volatility, reflecting the intense movement of capital throughout the year. The US dollar started the year being fixed at R$2.33 (Brazilian Real), on July 1, its quotation was R$1.93 and it finished the year at R$1.74, presenting, by the end of the year, an appreciation of approximately 25.3%.

Latin America

The international crisis was felt, although differently, by all Latin American economies. The estimates recently elaborated by Cepal for the joint GDP of Latin America indicate a decrease of 1.8% in 2009, compared to the GDP in 2008. Negatively highlighted are Mexico -6.7%; Paraguay - 3.5%; Honduras -3.0%; El Salvador -2.5% and Venezuela -2.3%. Positively highlighted are Bolivia +3.5%, Panama and Dominican Republic +2.5 each. Argentina should increase 0.7% in 2009 whereas Chile should be close to the Latin American result of -1.8%.

The Electricity Market

The national electricity consumption in the grid totaled 388.204 GWh in 2009, a decrease of 1.1% compared to 2008. The effects of the crisis were restricted to the industrial sector with -8%. On the other hand, the residential and commercial sectors increased 6.2% and 6.1% respectively. The industrial sector presented reduced consumption, similar to the average of the years 2006 and 2007, but recovered throughout the year, considering the large decrease of early 2009.

Eletrobras

According to data from the National Agency for Electric Energy, in 2009, the country reached the installed capacity of 106,301 MW in 2180 operating plants, the participation of the hydroelectric plants corresponding to 71% of the total generation capacity, followed by thermal power stations, by the end of the year, responsible for 23.59% of the power generation grid.

The same report also shows the projects that were put into commercial operation throughout the last year and generated power of 3,565.11 MW. From this amount, 610.86 MW came from hydroelectric plants, 463.32 MW came from small hydroelectric centers, 266.93 came from wind power and 2,224 MW came from thermal power stations.

The electricity consumption was substantially influenced by the distinct behavior of the Brazilian economy throughout 2009. Whereas the first months of the year were characterized by an environment of aversion to risk, a fall in the industry’s physical production rhythm and uncertainties resulting from the severe international financial crisis, the months of November and December already demonstrated the effects of the economic recovery that took place during this intermission.

This accelerated reversal of expectations is intimately associated with the adoption of anticyclical policies by the Federal Government, such as: the concession of specific fiscal incentives (automotive sector, private brands, civil construction), the performance of public banks regarding  credit expansion (Caixa Econômica, Banco do Brasil and BNDES), decrease in the interest rate, in addition to large investments in infrastructure.

As far as the performance of the consumer class is concerned, the industrial group was affected the most by the crisis (especially the exporting sectors). It is worth emphasizing the gradual recovery of the physical production rhythm and the respective electricity consumption each quarter of the year.

The residential and commercial classes had a significant expansion compared to the one accumulated in 2008, which can be due to many factors, such as: a more widespread possession and use of appliances; an increased number of new connections; the opening of new commercial outlets (retail and wholesale chains, shopping centers, hotels), stimulated by the domestic demand and the effects of the rising temperature in various regions of the country (implying an increased use of cooling systems).

The reduction n of the amount consumed by the industry in 2009 (between the levels of 2006 and 2007) was critical to the decrease observed in the energy market as a whole, compared to the closing of 2008.

The comparison of energy consumption per geographic region and the evolution of Brazil’s supply market, during the last years, is shown in the tables below.

Electricity Consumption in the Grid (GWh)

Consumer Class					2009	2008	Variation (%)
Region	Residential	Industrial	Commercial	Others	Total	Total
North	5,258	12,339	3,146	3,193	23,936	23,748	0.79
Northeast	17,219	27,459	9,449	11,078	65,205	64,752	0.70
Southeast	54,343	91,570	36,796	25,216	207,925	213,651	-2.68
South	16,256	28,185	11,096	11,146	66,683	67,045	-0.54
Midwest	7,561	6,079	5,081	5,735	24,456	23,569	3.76

Eletrobras

Electricity Supply Market - Brazil 2005-2009 (GWh)
Class	2005	2006	2007	2008	2009	Variation (%)
Residential	82,650	85,784	89,885	94,660	100,637	6.3
Industrial	149,040	157,423	175,701	179,977	165,632	-8.0
Commercial	52,939	55,224	58,647	62,156	65,568	5.5
Others	49,936	51,796	54,129	55,971	56,368	0.7
Total	334,565	350,227	378,362	392,764	388,205	-1.2

3 -  ELETROBRAS’ TRANSFORMATION PLAN - PTSE

The Transformation Plan of the Electrobras System was organized into four performance areas. It was started in 2008 and, by late 2009, had 57 projects and 142 products to be delivered. The monitoring of the projects indicates a task achievement index of nearly 75%, considered to be satisfactory if compared to the planned progress estimate.

The Best Corporate Administration Practices implementing project, during 2009, obtained significant advancement. The standard criteria were established for the acting of Counselors and the Eletrobras Representing Administration and Fiscal Counselors Advice Manuals were elaborated, acknowledging the necessity of a good performance by the counselors in the mission of protecting and valorizing the return on investment, overseeing the relationship between the executive officers and the other interested parties.

The elaboration of the Personnel Integrated Management Plan for all the companies of the Eletrobras System went through a number of improvements since last year. It is formed by unified plans related to Career and Remuneration, Performance Reviews, Personnel Development and Capacitation, Personnel and Health-Care Benefits Administration. In the last quarter, the organizational environment management plan was started so as to measure and take actions to achieve satisfaction goals for the collaborators of the Eletrobras System (ES) as a whole.

The Unified Career and Remuneration Plan, the first one integrated for the collaborators of the ES, was approved in all instances and received a favorable report from the Ministry of Mines and Energy, awaiting now approval by the Department of Coordination and Administration of State Companies (Dest) and the Ministry of Planning, Budget, and Management (MPOG). The Performance Management System, on the other hand, is being implemented at Eletrobras, with the definition of goals for areas and individuals, and should be replicated to the other companies of the System in 2010. The Development and Capacitation Plan of the ES was developed and the Corporate University of the Eletrobras System was totally restructured to support the necessary competences according to the corporate strategies defined by the Eletrobras System Strategic Plan.

Eletrobras

Three Eletrobras System integrated policies that will guide the actions of the companies have also been approved: the Research, Development and Innovation Integrated Policy, the Supply Logistics Policy and the Integrated Communication Policy.

The approval of these policies gave rise to the development of action plans for the adjustment of processes, such as the first joint acquisition by all the generating companies of the system, which generated economies of scale with the same degree of success as the acquisition by Eletrobras’ distribution companies. In 2010, new acquisitions will be made, increasing the extent of the economy even more and refining the integrated planning process of this activity.

Concerning the strengthening of the corporate image, the System Brands Management project was started, whose strategy is integrated to the positioning of Eletrobras’ business and the corporate communication strategy. In the first semester of 2010, a new brand that will integrate all of the ES should be implemented, as well as new processes for managing the brand as an important business asset.

Regarding the internationalization, there was also considerable progress. The operational strategies were defined as well as the operational structure of the area responsible for the matter and, furthermore, a portfolio of projects to be studied/implemented abroad was indicated.

Insofar as legislations are concerned, a new approval of the PLV-03 (conversion project of the Provisional Measure Law No. 450/09) took place, which makes bidding rules flexible for Eletrobras. The project foresees that the company will not need to strictly follow the rules of Law No. 8,666, which regulates hiring in the public sector of the country, anymore. Therefore, as soon as the regulation of the PLV takes place, the acquisition of assets and the hiring of services may be done through a simplified bidding, with rules to be defined by a specific presidential decree.

Another advancement was the sanction, by the President of the Republic, of Law No. 12,111/09, which exempts the companies of the System, especially Eletronorte, with the excessive costs of the fuel used in the isolated systems’ operation. The purpose of the law is to improve the economic-financial balance of the companies, with the change in the calculation of the Fuel Consumption Account (CCC), which then allows the coverage of all the energy supplying service costs to the isolated systems, in addition to making it possible for the corresponding quantity of electricity to have the same value as the average cost commercialized by the Interconnected System.

Another initiative of great importance for the System’s business is, right now, the Implementing of the Risk Integrated Management Policy, which deals with the establishment of the Risk Integrated Management Model and the Internal Controls required by law Sarbanes-Oxley (SOX). In this respect, Eletrobras created, in 2009, the Department of Risk Management and Conformity of Controls, and all the generating and transmitting companies of the System, with the exception of Itaipu, which is still being evaluated, created similar structures. The work at the distributors will start in the second semester of 2010. Concurrently, consultancy services are being hired for mapping the corporate risks for all the companies of the System and giving methodology leveling workshops. Besides that, the adjustment verification tests for the Internal Controls required by the SPX law, which were implemented in the main processes of the companies of the Eletrobras System, are in the final stage. These initiatives are well considered by the market, strengthening Eletrobras’ image even more to investors and contributing to the consolidation of the company’s presence on the trading floor of the New York Stock Exchange, where, since October 2008, level II ADRs have been negotiated.

In the electricity distribution business segment, the execution of the Performance Improvement Plan, elaborated in 2008, has been implementing actions aimed at the economic-financial balance of Eletrobras’ companies acting in this market. Moreover, studies are being carried out for the readjustment of the management processes for adoption at the holding company and in the companies themselves.

Eletrobras

The adjustment of the business management model, including the evaluation of the current share model of the Eletrobras System, is being developed for the Generation, Transmission and Distribution of the electricity business. The studies are intended to indicate which management model alternatives are most favorable to the operation of the company’s business, with higher levels of profitability and competitiveness.

4 -  STRATEGIC PLANNING

In February 2009, the Eletrobras board of Directors presented Administrative Council (CAE) and the presidents of the companies of the Eletrobras System with the Eletrobras System Strategic Actions Program (PAE) for the period of 2009-2012.

Approved by the CAE in March 2009, the PAE 2009-2012 aims at hastening the approval and execution of actions that are vital to the transformation of the Eletrobras System and foresees financial investments and inversions of approximately R$8.7 billion in 2009, R$ 7,0 billion being destined to the generation and transmission and around R$1 billion to the distribution companies in the North and Northeast.

The PAE 2009-2012 works with a harmony comprised of Strategic Objectives, Critical Factors to Success and Goals and is in perfect harmony with the Eletrobras System Strategic Planning, under development. Besides the investments mentioned, it also encompasses actions in the scope of Corporate Administration, Corporate Management, Internationalization, Personnel Management and Image of the Company.

Eletrobras’ Strategic Planning and Business Performance Advisory Group is responsible for developing the goals to be achieved by the PAE 2009-2012 in the companies of the Eletrobras System. This work is performed through a set of performance indicators conceived to gauge the attainment of these goals according to the reality of each of the Eletrobras’ companies.

The work of elaborating the Eletrobras System Strategic Plan started with internal analyses and discussions, recognizing the already existing expertise about the topic within the System’s company complex, capturing and examining carefully the existing strategies and the opportunities apparent at that moment (early 2009).

A Work Group was constituted of representatives of all the companies of the System in the fields of Planning and Management. In this context, the focus was on the capacitation and alignment of the participants in Prospectives and Strategy.

During December 2009, the Eletrobras System (ES) Strategic plan was finialized, where are highlighted the scenarios of the actual environment of the system, the Reference Scenario chosen, the Strategic Positioning defined for the ES, highlighting: the Mission, the Vision, the Values, the benefits for the Target-Audience, the End Strategic Objectives, the Management and Competences Strategic Objectives and, finally, the Eletrobras System Strategy tree.

The next stage, anticipated for January 2010, is the submission of this Plan to the appreciation of Eletrobras’ Board of Directors, aiming at its approval and the continuity of the work, i.e., the elaboration of the Business Plan, Consolidated Budget, Long-term Investment Plan, in addition to the development of a Monitoring System (Goals and Performance Indicators).

5 -  CORPORATE MANAGEMENT

As of April 2009, the PTSE projects portfolio started being managed with the help of the report ‘Transformation Plan Projects Situation Panel’ updated and issued bimonthly, with the work of project managers and facilitators, this report allows the managers to have a graphic visualization of the progress of the group of projects of the plan, thus making the necessary analyses that support the transformation management decision process, in its different levels, possible.

Eletrobras

As of July 2009, Eletrobras’ Board of Executive Officers started to have available a monthly Management Information Report (RIG), the holding company’s new corporate management instrument. This report incorporates more comprehensive themes and information on the scope of market, business, services to the Government and corporate management.

As of July 2009, an Executive Summary for the use of Eletrobras’ Administrative Council (CAE) was issued. This document, delivered every month to the Administrative Council during their meetings, presents, in a synthesized way, a set of information regarding themes of relevance and interest to the CAE members.

In September 2009, during the meeting of the Eletrobras System Supreme Council (Consise), at the hydroelectric plant of Tucuruí, the Eletrobras System Sustainability Committee presented the proposal of a management pact involving implementing and improvement commitments of a series of management good practices focused on Business Sustainability, by March 2010. Thus was the Tucuruí Pact established by Consise.

Aiming to achieve one of the Tucuruí Pact’s goals, the elaboration process of the Eletrobras System Sole Ethics and Business Conduct Code was started. The new code will replace the current ethics and conduct codes of the companies and will become the main reference for the system, containing a declaration of ethical values and conduct commitments for all the companies of the System. The elaboration process of this document is being coordinated by the holding company’s Ethics Committee.

The consolidation of the Sole Code, in addition to granting ethical unity to the corporate decisions, aims to eliminate the gaps raised for meeting the requirements of the sustainability indexes contained in the ISE Bovespa and the DJSI of the New York Stock Exchange.

In late 2009, the Business Performance Goals Agreement (CMDE) was established between Eletrobras and its subsidiaries. This management instrument emerged in the scope of the new rules of the Eletrobras System Corporate Administration. The CMDE aims to establish management results and goals between Eletrobras and each one of its companies. The CMDE’s management process has a group of activities and procedures involving the holding company and its companies, so as to allow for the adequate coordination and evaluation of its activities. Therefore, with the help of a group of economic-financial, technical-operating and socioenvironmental indicators, an improvement in the financial, operating and strategic efficiency of the companies is to be achieved.

Working for improvement in the corporate management, Eletrobras has many committees in order to deal with specific subjects, among them, we can highlight:

Eletrobras System Investments Committee (Cise) - its purpose is to elaborate reports on the investment opportunities and priorities of the companies of the Eletrobras System that are related to concessions or authorizations from the electricity public utility.

Technological Research and Development Corporate Integration Committee (Cicop) - it coordinates and incentivates research and development as well as technological innovation (R&D+I) in the Eletrobras System, optimizing the investment of resources. The Cicop looks for improvement of the processes and the synergy of actions in the R&D+I management of the Eletrobras System. Among its main attributions, is the definition of performing strategies in the field, the stimulus for the development of an innovation culture, the incentive for the obtention of patents and the protection of intellectual property.

Eletrobras System Information, Telecommunication and Automation Technology Committee (Cotise) - it has as its main attributions, the formulation of the Eletrobras System Information, Telecommunication and Automation Technology Integrated Policy, the coordination of the establishment of processes, controls, models, standards and tools required for this policy to be implemented, in addition to overseeing its fulfillment.

Eletrobras

Supply Logistics Strategic Committee (Celse) - It is responsible for the Eletrobras System Supply Logistics Policy. It promotes the increase in efficiency and the competitiveness of the companies of the System, strengthens the purchasing power and reduces the costs of acquisition and administration of assets and services. Its attributions aim at the global supply planning, with adjustments to the best practices; negotiation between companies for a balance of offer and demand of assets and services; data and management experiences interchange; encouragement for the technological capacitation and development of companies and qualification of supply logistics professionals; and stimulus to the engagement of suppliers for corporate citizenship actions and socioenvironmental responsibility.

6 - CORPORATE ADMINISTRATION

Ethics, transparency, equity, rendering of accounts and business responsibility are the guiding principles of the corporate administration model adopted by Eletrobras. These principles reflect not only the concern about meeting the sustainability requirements necessary to the performance of the company, but also the constant search for the best practices in the relationship with the public of interest.

The implementing of the best practices of corporate administration at Eletrobras represents a continuous challenge of reinforcing credibility with our shareholders and investors, showing the reliability of the internal controls, the transparency of the management and the attention to the interests of the interested parties.

The corporate governance is comprised of a formally constituted management structure, with regular activity: The Shareholders General Assembly (AG), the Board of Directors, the Audit Committee and the Board of Executive Officers.

Eletrobras’ Admnistrative Council (CAE) is made-up of ten members, namely: seven indicated by the Ministry of Mines and Energy - MME, one indicated by the Ministry of Planning, Budget and Management - MPOG, one by minority shareholders and another member elected by separate voting, at the General Assembly, the controlling shareholder being excluded. Its meetings are held monthly, decisions being by majority of votes, whereas the Statutes may establish subjects that must be approved by a qualified quorum. In 2009, 18 meetings of the Board of Directors took place.

It is the CAE’s responsibility to establish fundamental administration guidelines, for examination and deliberation by the Board of Directors, as well as the upper control of Eletrobras, through the fulfillment of the guidelines it established, following the execution of the approved programs and verifying the obtained results.

The Audit Committee is composed of five members and their respective proxies, elected by the Ordinary General Meeting, three of them being indicated by the Majoritary Shareholder, among them, one indicated by the Minister of Finance, who represents the National Treasure, one by the holders of minoritary common shares and another one indicated by the holders of preferred shares. Its meetings are monthly and, whenever necessary, meetings with the CAE are held. In 2009, 12 meetings of the Audit Committee took place.

The Audit Committee is responsible for, among other duties, by any of its members, inspecting the actions taken by the Company’s administrators and verifying the fulfillment of its legal and statutory duties.

Meeting the Audit Committee's functional legal requirements recommended by the Securities and Exchange Commission - SEC, in substitution to the creation of another Audit Committee, the Eletrobras’ Audit Committee’s Internal Regime was altered on June 23, 2006, incorporating the function of a specialized financial counselor, becoming an enhanced Audit Committee.

Eletrobras

The Board of Executive Officers is composed of six Directors: Presidency, Executive Office, Distribution Management, Engineering Management, Financial and Investor-Relationship Management and Technology Management. Its meetings are weekly, where the conduct of Eletrobras’ and the System’s businesses is discussed, based on strategic advice from the Administrative Council.

With the purpose of establishing the relevant disclosure practices and the use of relevant information, as well as the trading of security notes issued by Eletrobras, based on the instructions of the Brazilian Securities Commission (CVM) No. 358, of January 3rd, 2002, the Company discloses on its website the ‘Relevant Information Disclosure and Use Manual’ and the ‘Trading Policy of Security Notes Issued by the Brazilian Electric Centers S.A. - Eletrobras’.

Based on the Eletrobras System Transformation Plan guidelines - one of whose actions is the ‘Implementation of Corporate Governance Best Practices’, the structure for the Corporate Governance Department, subordinated to the Presidency General Coordination Superintendence, was changed. The new structure supports the implementing of corporate administration best practices, creating an efficient set of mechanisms, incentives and monitoring, having participated in actions that resulted in the approval of changes in Eletrobras’ and its subsidiaries’ Social Statute, as well as in the company’s Board of Executive Officers’ Internal Rules.

Also based on the Eletrobras System Transformation Plan Standard guidelines, the ‘Implementing of Corporate Governance Best Practices’ project has established ‘Standard Criteria for Acting Counselors’ and elaborated the ‘Eletrobras Representing Administration and Fiscal Counselors Advice Manuals’, acknowledging the necessity for good performance of the counselors in the mission of protecting and valorizing the return on investment, overseeing the relationship between the executive officers and the other interested parties.

In the scope of the Board of Executive Officers, there is the Sustainability Committee, which has as one of its main attributions following the Eletrobras System sustainability actions; analyzing, implementing and following and assessing the results from sustainable management tools, internationally recognized; the production of sustainability reports and the immediate meeting of the Global Pact requirements.

7 -  OUR BUSINESS:

Eletrobras

7.1 -  Generation, transmission and distribution.

Generation:

Eletrobras System:

Situation on 12/31/2009	Hydraulic*		Thermal		Nuclear		Total*
	MW	Plants	MW	Plants	MW	Plants	MW	Plants
CGTEE	---	---	490	3	---	---	490	3
Chesf	10,268	14	347	1	---	---	10,615	15
Eletronorte	8,689	4	563	7	---	---	9,252	11
Eletronuclear	---	---	---	---	2,007	2	2,007	2
Furnas	8,673	10	980	2	---	---	9,653	12
TOTAL	27,630	28	2,380	13	2,007	2	32,017	43

*50% of Itaipu (7.000 MW) not to be considered

Installed Capacity - Position on 12/31/2009(MW)
Companies	HEP	TPS	TNP	(EOL+SOL)	Total	%
Eletrobras System	27,630	2,380	2,007	---	32,017	30
Itaipu (50%)	7,000	---	---	---	7,000	7
Others*	43,730	21,723	---	602	66,055	63
Brazil	78,360	24,103	2,007	602	105,072	100

* Installed capacity up to 12/31/2009, minus the participation of the Eletrobras System.

Transmission:

Eletrobras

Eletrobras System - Transmission Lines with voltage above 230 Kv

Companies	Position on 12/31/2009
Extension (Km)*
Chesf	18,130
Eletronorte	9,216
Furnas	16,979
Eletrosul	8,459
Amazonas Energia	365
TOTAL	53,148

* Extension of lines considering the partnerships.

Distribution:

Electricity Supply from the Distributors - GWh
	2008	2009	Growth (%)	Participation (%)
Brazil	392.764	388.204	1,2	100
Ceal	2,246	2,285	1.7	0.6
Cepisa	1,831	1,897	3.6	0.5
Ceron	1,743	1,907	9.4	0.5
Eletroacre	581	623	7.2	0.2
Amazonas Energia/Interior	4,353	4,274	-1.8	1.1
Boa Vista Energia	403	440	9.2	0.1
Total	11,157	11,426	2.4	2.9

7.2 -  Holdings

Eletrobras’ holding is present in the segments of energy generation, transmission and distribution as follows: 11 subsidiaries and 31 associated companies with minoritary shareholdings, including Specific Purpose Enterprises (SPE). Moreover, Eletrobras participates with 50% of Itaipu Binacional’s capital and 81.61% of Eletropar’s, in addition to maintaining the Electric Energy Research Center - Cepel.

Besides the shareholdings, Eletrobras also has government bonds resulting from the privatization process of the Brazilian Electric Energy Sector in the 90’s, the CFT-E1 (Treasure Financial Certificates) being the most representative, registering a market value of R$204.9 million.

The market value of Eletrobras’ holding in the companies whose shares are negotiated on the Stock Exchange was over R$ 6,8 billion and its variation showed adherence, especially with the Electric Energy Index (IEE).

Compared to December 2008, there was a portfolio valuation of 24.51%, whereas the Ibovespa, during the same time period, had a valuation of 82.66%, This higher valuation of Ibovespa is due to the fact that it decreased a lot more than Eletrobras’ portfolio at the beginning of the crisis in the middle of 2008. Consequently, the percentage recovery was higher.

Eletrobras’ portfolio, for having its papers focused on companies with fixed or regulated income, presents lower volatility compared to the market, thus being characterized as a conservative portfolio.

Eletrobras

Holdings in 2009

In 2009, the remuneration of these participations, in the form of dividends, amounted to more than R$ 1,5 billion, signifying one of the Company’s major sources of ordinary resources, the biggest contribution coming from the subsidiaries.

Dividends received/JCP - R$ millions
Companies	2005	2006	2007	2008	2009
Subsidiaries	463	686	378	502	999
Associated*	95	189	464	426	410
Associated	0.1	45	46	63	75
Partnerships	31	38	169	227	131

*Associated companies with shares traded on BOVESPA

Eletrobras

7.3 - Social Structure per Business
Segment

(1)  Boa Vista Energia: Eletronorte’s integral subsidiary

(2)  Cepel: Electric Energy Research Center

7.4 -  International Activities

Performance Strategy

With the enactment of Law No. 11,651 of April 8, 2008, which authorized Eletrobras to operate abroad, studies and research were carried out and, as a result, the strategy to be adopted by the Eletrobras System in its internationalization process was consolidated, with the following main guidelines:

Eletrobras’ international expansion will have as a target - primerly - the business where it has already developed recognized competence: hydroelectric generation and transmission.

The investments will be developed through a combination of new projects and acquisitions/participations as a way of reducing risks.

The target market will be South, Central and North America, examining, one case at a time, other attractive possibilities that may be identified in other markets.

Eletrobras

Operating Process:

Having defined the strategy, the evaluation of the prospective projects was divided into three sequential stages:

Preliminary Analysis: Initial evaluation of the project, taking into account the defined strategy and the institutional analysis (political stability, regulatory model, economic situation, financing possibility, etc.) of the country where the project is located.

Pre-feasibility: General evaluation of the project concerning the technical, legal, regulatory, market and financial aspects. On average, the conception of pre-feasibility studies represents small investment and time involved.

Feasibility: Detailed studies regarding Engineering (hydrography, topography, geology, energy, electric and mechanical infrastructure, logistics, etc.), Environmental and Financial Impact, culminating in the execution of the Business Structuring through its Business Plan, which contains risk mitigation, financing sources, project profitability, etc..

Status of the ongoing international undertakings:

Undertakings identified in 2009 being evaluated.

Eletrobras

8 -  INVESTMENTS

The ES companies made investments of R$ 5,2 billion in 2009. This represented 75%, compared to the yearly forecast of R$ 6,9 billion, representing an increase of 33.8% compared to 2008.

The investments made in 2009 covers the segments of generation 80%, transmission 79,5% and distribution 56,4%. When compared to 2008, the following variations can be seen: 29,8% for generation, 47,5% for transmission and 34.9% for distribution.

With prominence, in 2009, the projects for: Generation: Eletronuclear - Substitution of a series of Steam Generators in the Angra I Plant - Implementing the HEPs Simplício and Batalha; CGTEE - Implementing the plant Candiota III-RS phase C; Transmission: Eletrosul - Broadening of the Electricity Transmission System in the Southern Region and in Mato Grosso do Sul; Chesf - Reinforcements and improvements in the Electricity Transmission System in the Northeastern Region; Eletronorte - Reinforcements and improvements in the Electricity Transmission System in the Northern Region and Distribution: Ceal and Eletroacre - Luz para Todos (Light for Everyone) program.

Type of Investments - R$ millions	2009	2008	%

Generation	2,621	2,019	29.8
Transmission	1,755	1,190	47.5
Distribution	518	384	34.9
Environmental Quality	42	30	40.0
Research	18	28	-35.7
Infrastructure	237	227	4.4
Total	5,191	3,878	33.8

8.1 - Ordinary Resources

The Ordinary Resources, in the form of loans and financing applied, in 2009, in the subsidiary and distribution companies, totaled R$ 7,7 billion, as follows:

Investments	Release of funds		Total
	Economic	Financial
Loans/Financing:	R$ millions	R$ millions	R$ millions
Distributors:
Ceal	283	---	283
Cepisa	198	82	280
Ceron	397	---	397
Amazonas Energia	1,478	532	2,010
Eletroacre	18	15	33
Subsidiary	2,374	629	3,003
CGTEE	55	84	139
Chesf	2,724	8	2,732
Eletronorte	4,023	27	4,050
Eletronuclear	---	---	---
Eletrosul	140	195	335
Furnas	274	153	427
Itaipu	---	20	20
TOTAL	7,216	487	7,703

Eletrobras

9 -  GROWTH ACCELERATION PROGRAM (PAC)

The investments of the Eletrobras System included in the Growth Acceleration Program (PAC), initiated by the Federal Government, made, in 2009, amounted to R$ 3,007 million equivalent to 82.9% of the budget donation for the year. When compared to that made in 2008, an increase of 21.8% can be seen.

Of the amount approved for the PAC (R$3,629 million), 24% was destined to the Southern region, 39% to the Southeastern region, 20% to the Northeastern region and 17% to the Northern region. On the other hand, the budget made related to the yearly forecast, per region, was: 95.1% in the Southern region, 94.6% in the Northern region, 83.2% in the Southeastern region and 57.6% in the Northeastern region.

Of the total investments made in the year, 72% was for Generation projects, 20% for Transmission projects and 8% for Distribution projects.

The companies that stood out, presenting a realization rate above the System average (82.9%) were: Eletronorte (106%), Eletrosul (99.4%), CGTEE (90.9%) and Furnas (88.4%). On the other hand, the companies Eletronuclear (45.9%), Cepisa (46.7%), Ceron (34.5%) and Boa Vista (17.4%) had a realization rate below the yearly forecast.

Investments in the PAC - R$ millions
	2009		2008
	Forecast	Realized	Forecast	Realized
TOTAL	3,629	3,007	3,534	2,469

Investments in Generation:

1 - Being implemented:

Entity	HEP	State	MW	Forecast Operation
				1ST Unit	Last Unit
Furnas and Others	Santo Antônio	RO	3,150	May/12	Nov/15
Eletrosul and Others	Jirau	RO	3,300	Jan/13	Oct/16
Furnas and Others	Foz do Chapecó	RS/SC	855	Aug/10	Feb/11
Eletrosul and Copel	Mauá	PR	370	Apr/11	Aug/11
Eletrosul	Passo São João	RS	77	Aug/10	Nov/10
Furnas and Others	Baguarí	MG	140	Sep/09	Mar/10
Furnas and Others	Retiro Baixo	MG	82	Jan/10	Feb/10
Furnas	Simplício	RJ	334	Dec/10	Apr/11
Eletronorte, Chesf and Others	Dardanelos	MT	261	Feb/10	Aug/10
Eletrosul	São Domingos	MS	48	Nov/11	Jan/12
Furnas	Batalha	GO	52	May/11	Jun/11
Furnas and Others	Serra do Facão	GO	213	Oct/10	Dec/10

Eletrobras

Undertaker	HEP	State	MW	Forecast Operation
				1ST Unit.	Last Unit.
Eletrosul	Barra do Rio Chapéu	SC	15	Aug/10	Sep/10
Undertaker	TNP	State	MW	Forecast Operation
Eletronuclear	Angra 3	RJ	1.350	May/15
Undertaker	TPS	State	MW	Forecast Operation
CGTEE	Candiota 3	RS	350	Jun/10

2 - In inventory studies:

Entity	HEP	State	MW
Eletronorte, Engevix, OAS	Bacia do Rio Itacaiúnas	PA	200

3 - In feasibility studies:

Entity	HEU	State	MW

Eletrobras	Belo Monte	PA	11,233
Eletronorte and CCCC	Marabá	PA	2,160
Eletronorte, Queiroz Galvão and Furnas	Tabajara	RO	350
Eletronorte e CCCC	Serra Quebrada	MA/TO	1,328
Eletronorte, EDF, Eletrobras and CCCC	São L. do Tapajós	PA	6,133
Chesf, Queiroz Galvão, CNEC and Energimp	Castelhano	PI/MA	64
Chesf, Queiroz Galvão, CNEC and Energimp	Estreito	PI/MA	56
Undertaking	HEU	State	MW
Chesf, Queiroz Galvão, CNEC and Energimp	Uruçuí	PI/MA	134
Chesf, Queiroz Galvão, CNEC and Energimp	Ribeiro Gonçalves	PI/MA	113
Chesf, Desenvix/Engevix and Odebrecht	Pedra Branca	PE/BA	320
Chesf, Desenvix/Engevix and Odebrecht	Riacho Seco	PE/BA	276
Eletronorte, Furnas, Alupar and Dreen Brasil	Toricoejo	MT	76
Furnas, PCE, Energética-Tech and Rialma	Mirador	GO	80
Furnas, ELN, Enercamp, PCE, Ener-Tech, Alston and A.Gutierrez	Água Limpa	MT	380

Eletrobras

Investments in Transmission Lines and Substations:

1 - Concluded Transmission Lines:

TRANSMISSION LINES
Undertaking	Voltage (kV)	Company/Partnership	Extension (KM)

Joinville - Curitiba C2 - Secc.	230	Eletrosul	1
Blumenau - Joinville Norte	230	Eletrosul	12
Milagres - Coremas II - C2	230	Chesf	120
Campos Novos - Nova Santa Rita	525	Eletrosul	273
Juba - Jauru e SE associada (CD)	230	Brasnorte S.A.*	129
Brasnorte - Nova Mutum e SE Associada (CD)	230	Brasnorte S.A.*	273

*Eletronorte 45%

2 - Transmission Lines being built:

Undertaking	Voltage (kV)	Undertaker	Extension (km)	Forecast Op
São Luis II - São Luis III	230	Eletronorte	36	May/10
Presidente Médice - Santa Cruz I	230	Eletrosul	238	Jan/10
Macaé - Campos	345	Furnas	92	Feb/10
Ribeiro Gonçalves - Balsas	230	Eletronorte	95	Jul/10
Picos - Tauá	230	Chesf	183	Sep/10
Paraíso - Açu	230	Chesf	135	Mar/10
Jardim - Penedo	230	Chesf	110	Dec/10
Ibicoara - Brumado	230	Chesf	95	May/10
Funil - Itapebi	230	Chesf	198	Dec/10
Furnas - Pimenta	230	Centroeste*	63	Jan/10

* Furnas - participation of 49%

10 - the eletrobras system Electricity market

10.1 - Generation Expansion

The national installed potential reached, on December 31, 2009, the mark of 106,301 MW, while the Eletrobras System (ES) reached the amount of 40,245 MW installed, representing 37.9% of Brazil’s percent participation.

The ES will hold, until 2015, the concession/authorization for the construction of new undertakings, obtained via authorizations/bidding/auctions, of 2,264 MW, with direct participation, and 8,362 MW, in partnership with private entities through the Specific Purpose Enterprises (SPEs).

In the tables below, the anticipated plants that have direct investments (100%) from the ES and in partnership with private companies, through the SPEs, are respectively presented, with concession/authorization.

Eletrobras

PLANTS ANTICIPATED TO START OPERATIONS
COMPANY	HEP	MW	Commercial Op	Classification
Eletrosul	Passo São João	77	Unknown	Auction 2005
	Barra do Rio Chapéu	15	Aug/10	Authorization
	Itararé	9	Unknown	Authorization
	João Borges	19	Unknown	Authorization
	Pinheiro	10	Unknown	Authorization
	São Domingos	48	Nov/11	Concession
Furnas	Simplício	334	Dec/10	Auction 2005
	Batalha	53	May/11	Auction 2005
	TPS	MW	Commercial Op	Classification
CGTEE	Presidente Médici (Candiota III)	350	Nov/10	Concession
	TNP	MW	Commercial Op	Classification
Eletronuclear	Angra III	1.350	May/15	Concession

MAIN PARTICIPATIONS IN SPEs
COMPANY	HEP	Participation (%)	MW	Commercial Op	Classification

Chesf/Eletronorte	Dardanelos	24.5	261	Feb/10	Auction 2006
Chesf/Eletrosul	Jirau	20	3,300	Jan/13	Auction 2008
Eletrosul	Mauá	49	361	Apr/11	Auction 2006
Furnas	Peixe Angical	40	452	In operation	---
	Baguari	15	140	Sep/09*	Auction 2005
	Retiro Baixo	49	82	Mar/10	Auction 2005
	Foz do Chapecó	40	855	Aug/10	Concession
	Serra do Facão	49	213	Oct/10	Concession
	Santo Antônio	39	3,150	May/12	Auction 2007

*In 2009, 2 units out of 4 started commercial operations.

10.2 - Transmission Expansion

The companies of the Eletrobras System participated in the PDE 2009/2018 transmission expansion planning activities, through the Regional Transmission Studies Groups (GET) supporting the EPE, responsible for the regional transmission planning. Moreover, there was the participation of the System in studies of regional interconnections and plant integrations.

In this cycle of the PDE, it is worth emphasizing the study about the Belo Monte hydroelectric complex integration, which has the effective participation of the companies of the Eletrobras System in the conception of transmission alternatives that enable taking the energy from Belo Monte to the Northern, Northeastern and Southeastern regions.

Eletrobras

In 2009, the elaboration of the Basic Project of the transmission system that interconnects the Rio Madeira, Santo Antônio and Jirau plants to the National Interconnected System, with approximately 2,500 km of extension, was also started.

SUBSTATIONS (>230 kV)
Undertaking	Voltage (kV)	Company	Power (MVA)
SE Joinville Norte (*)	230	Eletrosul	300
SE Nova Mutum	230/69/13,8	Eletronorte	30
SE Coxipó - 4º Banco Trafo	230/138/13,8	Eletronorte	100
SE Sinop	230/138	Eletronorte	100
SE Ariquemes - Substituting Trafo	230/69	Eletronorte	60
SE Nobres	230/138/13,8	Eletronorte	200
SE Porto Velho I	230	Eletronorte	100
SE Campinas	345/138	Furnas	150
SE Brasília Geral	230/34,5	Furnas	60
SE Pici	230/69	Chesf	100
SE Icó	230/69	Chesf	100
SE Angelim	230/69	Chesf	100
SE Jardim	230/69	Chesf	100
SE Piripiri	230/69	Chesf	50
SE Tacaimbó	230/69	Chesf	100
SE Pau Ferro	230/69	Chesf	100

TRANSMISSION LINES
Undertaking	Voltage (kV)	Company	Extension (KM)
LT L. C. Barreto - M. Moraes Secc.	345	Furnas	5
LT C. Grande II - Natal II - Secc.	230	Chesf	3
LT Caxias - Caxias V	230	Eletrosul	25
LT Camaçari - Jacaracanga - Recap. (CD)	230	Chesf	23,5

10.3 - Auction of Transmission Lines

During 2009, the companies of the Eletrobras System (ES) in two transmission auctions, promoted by Aneel, attracting both national and international investors. The success the ES obtained at the auctions demonstrates the strength and the competence of the companies, purchasing 13 out of 20 auctioned allotments, comprising a total of 2,939 km of Transmission Lines, representing around 83.11% of the total number offered (3,536 km). Putting these undertakings into operation will yield the ES a yearly income of around R$ 224 million.

Presented below is the detailed information regarding the auctions:

Eletrobras

Auction 001-2009

Held on May 8, 2009, seven out of twelve auctioned allotments having been purchased by the companies of the Eletrobras System.

The Porto Velho - Jauru Consortium, composed of Eletronorte, in partnership with private entities, purchased Allotment C - LT 230 kV Samuel - Porto Velho - C3 with 42 km, LT 230 kV Ariquemes - Samuel - C3 with 154 km, LT 230 kV Ji  Paraná - Ariquemes - C3 with 165 km, LT 230 kV Pimenta Bueno - Ji Paraná - C3 with 119 km, LT 230 kV Vilhena - Pimenta Bueno - C3 with 161 km, LT 230 kV Jauru - Vilhena - C3 with 346 km, with an Allowed Yearly Income - RAP of R$ 42,7 million. Eletronorte’s participation in the winning consortium was 49%;

The Porto Velho - Rio Branco Consortium, composed of Eletronorte, in partnership with private entities, purchased Allotment D - LT 230 kV Porto Velho - Abunã - C2 with 188 km and LT 230 kV Abunã - Rio Branco with 299 km, with an Allowed Yearly Income - RAP of 24,4 million. Eletronorte’s participation in the winning consortium was 49%;

The Jauru - Cuiabá Consortium, composed of Eletronorte, in partnership with private entities, purchased Allotment E - LT 500 kV Jauru - Cuiabá with 348 km, SE Jauru in 500/230 kV - 750 MVA, with an Allowed Yearly Income - RAP of R$ 27,5 million;

Chesf, individually, purchased Allotment F - LT 230 kV Pau Ferro - Santa Rita II with 97 km, LT 230 kV Paulo Afonso III - Zebu with 6 km, SE Santa Rita II in 230/69 kV with 300 MVA, SE Zebu in 230/69 kV with 200 MVA, SE Natal III in 230/69 kV with 300 MVA, with an Allowed Yearly Income - RAP of R$ 15,9 million;

The Transenergia Consortium, composed of Furnas, in partnership with private entities, purchased Allotment G - SE Itatiba in 500/138 kV with 800 MVA, with an Allowed Yearly Income - RAP of R$ 8,2 million. Furnas’ participation in the winning consortium was 49%;

The Transenergia Consortium, composed of Furnas, in partnership with private entities, purchased Allotment K - LT 230 kV Serra da Mesa - Niquelândia with 100 km, LT 230 kV Niquelândia - Barro Alto with 88 km, with an Allowed Yearly Income - RAP of R$7.6 million. Furnas’ participation in the winning consortium was 49%;

Chesf, individually, purchased Allotment L - LT 230 kV Eunapólis - Teixeira de Freitas II - C2 with 152 km, with an Allowed Yearly Income - RAP of R$ 4,9 million.

Auction 005-2009

Held on November 27th, 2009, six out of eight auctioned allotments having been purchased by the companies of the Eletrobras System.

The Goiás Transmissão Consortium, composed of Furnas, in partnership with private entities, purchased Allotment A - LT 500 kV Rio Verde Norte - Trindade with 193 km, LT 230 kV Trindade - Xavantes with 37 km, LT Trindade - Carajás with 29 km, SE Trindade in 500/230 kV with 400 MVA, with an Allowed Yearly Income - RAP of R$ 33,7 million. Furnas’ participation in the winning consortium was 49%;

The Nordeste Consortium, composed of Chesf, in partnership with private entities, purchased Allotment C - LT 230 kV São Luis II - São Luis III with 36 km, SE Aquiraz II with 230/69 kV with 450 MVA, SE Pecém II in 500/230 kV with 3600 MVA. with an Allowed Yearly Income - RAP of R$ 20,5 million. Chesf’s participation in the winning consortium was 49%;

Furnas, individually, purchased Allotment E - LT 230 kV Mascarenhas - Linhares with 99 km, SE Linhares in 230/138 kV with 150 MVA, with an Allowed Yearly Income - RAP of R$ 5,3 million.

Eletrobras

Chesf, individually, purchased Allotment F - SE Camaçari IV in 500/230 kV with 2400 MVA, with an Allowed Yearly Income - RAP of R$ 6,9 million.

The MGE Transmissão Consortium, composed of Furnas, in partnership with private entities, purchased Allotment G - LT 500 kV Mesquita - Viana II with 240 km, LT 345 kV Viana II - Viana with 10 km, SE Viana II in 500/345 kV with 900 MVA, with an Allowed Yearly Income - RAP of R$ 23 million. Furnas’ participation in the winning consortium was 49%;

A Eletronorte, individually, purchased Allotment H - LT 230 kV Jorge Teixeira - Lechuga with 30 km, with an Allowed Yearly Income - RAP of R$ 3,4 million.

10.4 - Bordering Interconnections

The Eletrobras System operates four interconnections with bordering countries:

Interconnection with Paraguay - composed of four transmission lines that interconnect the Itaipu Binacional hydroelectric plant to the Right Bank substation, in Paraguay, and the Foz do Iguaçu substation, in Brazil.

Interconnection with Uruguay - formed by the Rivera frequency converting station (Uruguay) with a capacity of 70 MW and a 230 KV transmission line that interconnects the converting station with the Livramento substation, in Brazil.

Interconnection with Argentina  - it is made through the Uruguaiana frequency converting station, located in Brazil, with a capacity of 50 MW and the Paso de los Libres line, in Argentina.

Interconnection with Venezuela - it is made through a 230 KV transmission line, with a capacity of 200 MW, that interconnects the city of Boa Vista, in the state of Roraima (Brazil), with the city of Santa Elena, in Venezuela.

10.5 - Electricity Trading

Companies	2008		2009
	MWh	R$ millions	MWh	R$ millions
CGTEE	2,127,335	195	2,136,371	212
Eletronorte	53,130,5667	4,623	53,620,173	3,416
Chesf	50,692,555	4,423	55,150,430	3,710
Furnas	42,212,472	2,645	43,316,368	2,858
*Eletronuclear	12,851,578	1,570	11,876,917	1,677
Total	161,014,507	13,456	166,100,259	11,873

* All the energy produced by Eletronuclear is acquired by Furnas.

ITAIPU HEP

Law No. 10,438, of April 26th, 2002, determined that Eletrobras be the Commercial Agent of Itaipu’s energy. In this condition, the company, in 2009, repassed to the concessionaires of the Southern, Southeastern and Midwestern regions 67,438,224 MWh of energy linked to the power contracted, which corresponded to a billing of approximately US$3.5 billion. The energy supplied beyond the one linked to the contracted power and acquired by Eletrobras was 12,688,593 MWh, corresponding to a billing from the Electricity Trading Chamber of R$326 million until November.

Eletrobras

11 - ECONOMIC AND FINANCIAL PERFORMANCE

The profit was R$ 170 million, equivalent to R$ 0,15 per share. In the same fiscal year of 2008, the company recorded a profit of R$ 6,136 million, equivalent to R$ 5,42 per share.

The acknowledgement of the results from the companies invested in by Eletrobras positively impacted the result by R$ 2,728 million through the equity in investees adjustment, influenced by the reversal of provisions for a decrease of the asset impairment, of R$ 673 million resulting from the renewal of the Samuel HEP’s and the Candiota TPS’s concession and under the effects of Law No. 12,111/2009, which enabled the acknowledgement of R$ 311 million in reimbursement rights of CCC-Isol.

The net financial income, fundamentally resulting from the financing and loans granted, generated a profit of R$ 3,075 million, representing an increase of 23% in the level of this kind of income. This increase results from the fact that Eletrobras has raised the volume of loans and financing granted.

The devaluation of the real compared to the American Dollar and the fact that Eletrobras withholds a relevant share of its receivables (net value from obligations) - R$ 23,615 million (US$ 13,563 million), which, indexed mainly to the North American Currency, created a scenario of loss for the Company during the fiscal year ended on December 31, 2009. In the 12 months of 2009, Eletrobras registered an exchange loss of R$ 4,618 million, against a profit of R$ 4,297 million in the fiscal year of 2008. As far as the currency variations resulting from the internal levels of prices, during the fiscal year of 2009, are concerned, the Company confirmed a profit of R$ 175 million, whereas in 2008, a profit of R$ 998 million was obtained.

11.1 - Net Profit of the Subsidiaries

Companies	2009/R$ millions	2008/R$ millions

CGTEE	-21	-292
Chesf	764	1,437
Eletronorte	304	-2,425
Eletronuclear	55	-282
Eletrosul	205	268
Furnas	-129	455
Itaipu	670	836
Eletropar	11	11

11.2 - CONSOLIDATED EBITDA

R$ millions

Eletrobras

11.3 - Capital Structure and Consolidated Indebtedness

Financing Flow - R$ millions
	2011	2012	2013	2014	2015	After 2015
Indebtedness	1,351	1,271	1,179	1,068	987	19,322

Financing and Loans Granted:

Subsidiaries and Itaipu:	Balance on 12/31/2009 (R$ millions)	Balance on 12/31/2008 (R$ millions)
CGTEE	782	574
Chesf	254	2,988
Eletronorte	3,439	7,343
Eletronuclear	3,313	2,836
Eletrosul	670	514
Furnas	1,336	1,092
Itaipu	12,970	18,356

Eletrobras

11.4 - Primary Result

Eletrobras, when calculating the Primary Result goal for 2009, considered the income coming from receiving the debt from Itaipu Binacional. From this fiscal year on, Itaipu’s income, amounting to R$1,695 million, was removed from the composition of the goal.

The Primary Result from 2009 is explained, partially, by the payments of dividends of Eletrobras in May, R$1,744 million and, partially, by the above mentioned exclusion.

Period	Result	R$ millions
2009	Deficit	-1,007
2008	Superavit	2,572
2007	Superavit	2,783
2006	Superavit	2,137
2005	Superavit	2,865

12 - INDEPENDENT AUDITORS

Companies	Independent Accountants
CGTEE	PricewaterhouseCoopers
Chesf	PricewaterhouseCoopers
Eletronorte	PricewaterhouseCoopers
Eletronuclear	PricewaterhouseCoopers
Eletropar	PricewaterhouseCoopers
Eletrosul	PricewaterhouseCoopers
Furnas	PricewaterhouseCoopers
Itaipu	BDO Trevisan

13 - FUNDRAISING

2009 registered a great demand for papers from investment grade issuers, as is the case of Eletrobras. In this sense, many Brazilian companies enjoyed the opening for Brazilian companies and issued notes in the international market.

In this regard, Eletrobras concluded, on July 30, 2009, the bonus launching operation in the international market, amounting to US$1 billion. As a positive aspect of the operation, we highlight Eletrobras’ return to the international debt market, from which the Company had remained absent since 2005, when it issued a bonus of US$300 million.

The bonds were issued with a 10-year term, expiring on July 30, 2019, with a total redemption of funds on the expiration date and biannual interest coupons at the rate of 6.875% per annum (p.a.), enabling a yield of 7%a.a. for the investors who purchased the aforementioned bonuses on the date of release. The issuance price was 99.112% of the face value.

The release operation of these bonds, structured by the Credit Suisse Securities Bank (USA), was well received in the international market, purchasing orders having been presented for an amount of over US$ 2 billion.

After carrying out a road-show in Europe and the USA, the geographic participation had the following contributions: 58% of the offers originated from the USA, 26% from Europe, 8% from Asia, 7% from Latin America and 1% from the Middle East.

Eletrobras

The resources obtained through this operation aimed at creating a financing fund for the subsidiaries, so as to ensure the realization of the Eletrobras System investments program.

Additionally, aiming at putting other agreements into effect, negotiations with multilateral organisations were carried out, as follows:

World Bank - negotiation for the contracting of a US$ 500 million loan, with the surety of the Federal Government, to be repassed to the Distribution Companies: Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia and Amazonas Energia;

KfW - negotiations with the German bank KfW are being carried out for obtaining a € 37.2 million financing for Eletrobras, made up of two tranches: (i) of € 13.3 million and (ii) € 23.9 million. The objective of the above mentioned financing is to enable the Small Hydroelectric Centers Construction Program/Eletrobras, whose execution is Eletrosul’s responsibility;

AFD - negotiation for obtaining a € 100 million, or the equivalent in US$, loan from the Agence Française de Développement (AFD) with a term of 15 years, with a 5 years grace period. The loan is  to finance projects from the subsidiaries of the Eletrobras System in the field of renewable energy, such as: small hydroelectric centers (SHCs), wind and biomass power plants.

The companies of the Eletrobras System were successful in many auctions promoted by Aneel in 2009 and, therefore, will be responsible for the execution of projects in the fields of generation and transmission, individually or in partnership with specific purpose enterprises - SPEs, of which they are part.

So, in order to put together the financing structure for the aforementioned projects, the subsidiaries negotiated financing operations with the National Bank for Economic and Social Development - BNDES, guaranteed by Eletrobras. The Eletrobras guarantees were approved in the agreements made between the BNDES and the participating subsidiaries: - HEP Jirau, with the participation of Chesf and Eletrosul; HEP Mauá and HEP Passo de São João (Eletrosul) and HEP Santo Antônio (Furnas).

Eletrobras provided guarantees to the two operations carried out by Eletrosul for the acquisition of the transmitters SC Energia and RS Energia, in the financing agreements with the BNDES.

Additionally, the substitution of Eletronorte by Eletrobras was registered in the rights and obligations taken upon by Manaus Energia S.A. (currently denominated Amazonas Energia), in all the contractual agreements having Eletronorte as guarantor.

14 - CONSOLIDATED VALUE ADDED

Value Added distribution %
	2008 - Reclassification	2009
Third Parties	-2.14	61.65
Shareholders	43.79	1.93
Personnel	27.40	34.19
Government	30.96	2.24

Eletrobras

15 - COMPULSORY LOAN

The Compulsory Loan, instituted with the purpose of expanding and improving the Brazilian Electric Energy Sector, was charged and collected from the industrial clients with a monthly consumption equal to or above 2,000 kWh, through electric energy invoices issued by energy distributing companies. The yearly amount of these contributions, as of 1977, started to constitute a recorded, nominal and nontransferable credit, always on January 1 of the following year, identified by the Compulsory Loan Contributor Identification Code (CICE).

Continuing the policy of assistance to the shareholders arising from the capitalization of the credits from the compulsory loan, in the fiscal year of 2009, Eletrobras implanted, in Banco Bradesco S.A’s book-entry system, the amount of 5,949,004 preference Class ‘B’ shares and sent them to the energy distributing concessionary companies so they could be repassed to the industrial clients, the amount of R$8.1 million, regarding the compulsory loan indexation interest.

16 - CAPITAL MARKET

16.1 - Shareholder Base

Eletrobras

Total Participation in the Capital

16.2 - Analysis of Eletrobras’ Shares

Throughout 2009, the common shares presented a valuation of 40.36%. The highest quotation was recorded on December 11, R$ 40,64, whereas the lowest, R$ 23,25, was recorded on February 25.

The preference shares, on the other hand, increased 31.18%. On December 11, they had the highest negotiated value of the year, R$ 35,40, while, on November 3rd, they recorded their minimum value, R$ 22,01.

This valuation of assets increased the company’s market value 39%, going from R$ 28,929 million, in late 2008, to R$ 40,247 million, in 2009.

The volume negotiated throughout the year totaled 245,001,100 preference shares and 271,243,300 common shares, presenting a 100% presence index.

IBOVESPA, IEE, ELET 3 and ELET 6 in 2009

Eletrobras

16.3 - Market Value (R$ millions)

16.4 - Rating

Eletrobras’ debt papers risk rating is directly related to the risk rating obtained by the country, as the Federal Government is the majority shareholder. The overall rating, global, finished 2009 with a BBB+ level for business in the national currency and BBB- for foreign currency.

Eletrobras’ bonuses, expiring in 2015 and 2019, finished the year with a BBB- rating for business in foreign currency, according to the risk rating agency Standard & Poor’s. The bonus highest Yield to due in 2015, occurred on January 2, 7.56%, whereas the lowest, 4.45%, was verified on December 22. On the other hand, the bonus’s highest Yield to Maturity value, due in 2019, registered in the secondary market, occurred on August 3,6.50%, whereas the lowest, 5.55%, was verified on December 22.

16.5 - Relationship with Shareholders and Investors

In compliance with its policy of providing information to the market and the rules of BM&FBOVESPA’s Corporate Administration Level 1, the company holds, biannually, meetings at the regional APIMECs of the country: RJ, SP, MG, FD, South and Northeast. As a matter of fact, it received assiduity certificates at all the aforementioned venues. Furthermore, the area of Relationship with Investors, yearly, has been holding meetings in Europe and the USA (Roadshows) aiming to introduce the Company to the foreign investors, considering that Eletrobras has shares listed on the New York Stock Exchange (NYSE) and Madrid Stock Exchange (through the LATIBEX program).

16.6 - Shareholders’ Remuneration

16.7 - ADRs Program - New York Stock Exchange - (NYSE)

In 2009, the ADRs of Eletrobras’ common shares (EBR) registered a maximum quotation of         US$ 22,48 on December 10. The minimum value registered was US$ 9,21 on February 24. This share finished the year listed at US$ 21,09, obtaining a valuation of 88.47% compared to December 2008, when it finished the year listed at US$ 11,19.

The ADRs of Eletrobras’ preferred shares (EBR.B) presented their highest value on December 10, ending the year at US$ 19,72. The minimum value of these shares was registered on March 3, when the quotation reached US$ 8,75. This share finished the year listed at US$18,60, with a valuation of 75.64% compared to the end of December 2008, when it finished the year listed at US$ 10,59.

Eletrobras

Celebrating one year of negotiation of the Company’s shares on the New York Stock Exchange, Eletrobras’ President and Financial and Investors Relationship Director participated in the opening bell of the New York Stock Exchange’s bidding, followed by a meeting with analysts and investors of the North American capital market.

The chart below shows the percentage variations of the American dollar, EBR and EBR.B in 2009:

16.8 - Latibex  - Madrid Stock Exchange

The common shares of the Latibex (XELTO) program obtained, in 2009, a valuation of 84.23%, considering that in December 2009, it finished the year at € 14,72 and in December 2008, it finished the year at € 7.99. The highest quotation was registered on December 11, € 15.76, and the lowest on March 6, € 7.76. Compared to the last quarter of 2009, a valuation of 41% in the common shares was recorded.

The preferred shares of the Latibex (XELT) program finished 2009 listed at € 12.76. In December 2008, this share finished the year at € 7.49, which reflects a valuation of 70.36%. During this period, the highest quotation was registered on December 21, when it reached € 13.99, whereas the lowest was recorded on January 2, € 7.23. Compared to the last quarter of 2009, a valuation of 36.18% in the preferred shares was recorded.

Eletrobras

The chart below shows the percentage variations of the Euro, Xelto and Xeltb in 2009:

17 - ELECTRIC ENERGY RESEARCH CENTER - CEPEL

The Electric Energy Research Center - Cepel is the central organization that carries out R&D+I programs and projects for the Eletrobras System (ES). It was created in 1974, resulting from Eletrobras’ strategic vision, aiming at the formation of a research infrastructure for the development of advanced technology in electrical equipment and systems in the country.

The beneficiaries of the Center’s work transcend the System. Among them, are: the MME and sector entities such as EPE, ONS, CCEE and Aneel, in addition to concessionaires and manufacturers.

Cepel has a collection of computer methodologies and programs, being constantly improved and developed, that are applied to the generation, transmission and expansion plans, considering environmental aspects and the substitution of alternative sources, in the operation of interconnected hydrothermal systems and the basic grid, including real-time, being widely used in all of the electric sector.

It also develops studies and research that generate: technologies for transmission, enabling, for example, capacity increase, passbands decrease and improved layout for the installation of lines; equipment monitoring and diagnosis, aiming at the optimization of investments and security in the operation; energy saving and efficient use as well as metallurgy and materials. Besides this, it also gives technological support to important governmental programs and projects, such as "Luz para Todos, Proinfa, Procel" and "Reluz", also collaborating with the preparation of the Energy Expansion Plans.

Cepel has a complex of 30 laboratories, used to support the carrying out of research and development projects and, it is also where trials and expert/conformity for certification analyses are conducted. Many of these laboratories are pionners in Brazil and others have no equal in South America.

In 2009, Cepel developed 102 R&D corporate projects for the companies of the ES, namely: Generation and Transmission Expansion Plan (4)/ Environment (5); Stochastic Hydrology and Hydric Resources (4); Energy Operation Plan (5); Grid Planning, Operation and Analysis (8); Scada/Ems - Sage Technologies (6); Local Automation and Disorder Analysis (2); Transmission Technologies (11); Metallurgy and Materials (6); Equipment and Installations Monitoring and Diagnosis (15); Energy Saving and Efficient Use (16); Renewable Energies and Generation Distribution (5); Electric Measures and Fight Against Losses (4); Computer Techniques and Methodologies (3); Projects and Tariffs Financial Analysis (1); Reliability (2); Energy Quality (2); Electromagnetic Transients (1).

Eletrobras

To guarantee the financing of the Center’s research projects, Eletrobras, Chesf, Eletronorte, Eletrosul and Furnas provide, through yearly contributions, resources for the budget. The 2009 budget was R$120 million, of which R$18 million was invested in the laboratories.

18 - INDUSTRIAL AND TECHNOLOGICAL DEVELOPMENT PROGRAM - PDTI

18.1 - Research & Development (R&D):

Throughout 2009, some R$ 5,7 million was invested in R&D projects, this amount aldo included the continuation of projects arising from the "Rede Brasil de Tecnologia" (Brazilian Technology Network), started in 2007. The aforementioned ammount was allocated to the following projects: (i) wind power utilization in the State of Paraíba, (ii) production of biodiesel and vegetable diesel for generating electricity, (iii) continuity of the Brazilian Technology Network’s projects for developing products demanded by the companies of the Eletrobras System, (iv) implanting the Maranhão Federal University Electricity Institute - UFMA, which houses, in its facilities, the sectors of Renewable Energies, Energy Efficiency & Distributed Generation, Electricity Quality and Instrumentation and (iv) QUALIEQUIP Distribution Transformers Quality and Efficiency.

Also in 2009, the label that guarantees a minimum efficiency index for distribution transformers was officially launched at the ABINEEtec’s forum, with the presence of energy manufacturers and concessionaires.

18.2 - Supply Logistics

In the context of Supply Logistics, Eletrobras has been taking action for the definition of a Supply Logistics policy for its whole System. Some results were already obtained in 2009 with the development of this policy, among them, stand out: (i) the creation of a Supply Logistics Strategic Committee responsible for outlining the assumptions and objectives and carrying out the supply integration planning, (ii) release of the storage manual, which establishes standards and advice concerning the terminology, labeling, security, transport and other elements that must be taken into account before, during and after the acquisition of materials by the companies, (iii) implanting of the Edicts System, aiming at centralizing the publication of edicts from all the companies of the Eletrobras System, (iv) elaboration of the Operating Instruction for the Elaboration of Prices Register, (v) Eletrobras’ Simplified Bidding Procedure Regulation and (vi) unification of the Eletrobras System’s material assortment matrixes.

18.3 - Standards and Quality

The main activities in the field of standards and quality, in 2009, were the following:

In the scope of Eletrobras’ Supply Logistics Strategic Committee - CELSE, the creation of a labor force formed by 3 subgroups aiming, based on the NBR 19000 project, at the following: (i) adoption of quality criteria based on the standards of the NBR ISO 9000 family for the supplying of products and evaluation of suppliers’ technical performance, (ii) standardization of the Eletrobras Eletrobras’ companies’ inspection methodologies and (iii) implanting the ISO 9001 standard in the companies of  Eletrobras supply chain.

The upkeep of the NBR ISO 9001 Certification by the Standards and Quality Division, after the audit, was done by the certifier BRTÜV.

Eletrobras

19  -  SECTOR FUNDS MANAGEMENT

19.1 - Global Reversion Reserve - RGR

As manager of the resources arising from the RGR, according to the legislation in force, Eletrobras applied, in the fiscal year 2009, the amount of R$ 893 million. The financial activity regarding the inflows and investments of these resources, in 2009, is presented in the chart below:

Inflows and investments in 2009:

Financial Activity		In R$ millions
Inflows:		2,899
Collection of quotas		1,610
Others		1,289
Investments:		1,774
Financing		893
Others		881
Region	Released Financing - R$ millions	%
North	114	12.8
Northeast	262	29.3
Midwest	87	9.7
South	170	19
Southeast	260	29.2
TOTAL	893	100

Credit lines

Program	Release - R$ millions	%
Luz Para Todos	309	34.6
Reluz/Conservation	28	3.1
Generation	162	18.1
Transmission	357	40
Distribution	36	4
Revitalizing of Thermal Bases	0	0
Others	1	0.1
TOTAL	893	100

19.2 - Energy Development Account - CDE

The CDE, created by Law No. 10.438, of April 26, 2002, with the objective of promoting the energy development of the States and the competitiveness of the energy produced by wind power, small hydroelectric centers, biomass, natural gas and national mineral charcoal, in the areas assisted by the interconnected systems, and promoting the universalization of the electric energy service through all the national territory, will generate resources arising from: (i) yearly payments carried out for Use of Public Property - UPP; (ii) payments of fines applied by Aneel and (iii) payment of yearly quotas by all the agents who commercialize electric energy with the end consumer.

Eletrobras

In order to compensate the electric energy concessionaires for the decrease in income arising from assistance to Low Income Residential Subclass consumers, the economic subvention was created, initially with resources from the Global Reversion Reserve (RGR) and, later on, in 2004, from the Energy Development Account (CDE). In 2009, for this source of resources, R$ 3,012 million were released, being R$ 1,991 million for Low Income, assisting several electric energy distribution concessionaires, and R$ 1,021 million for the "Luz para Todos" program, according to the financial activity presented below:

Inflows and investments in 2009:

Financial Activity	In R$ millions
Inflows: CDE+UBP+ Aneel Fines:	3,892
Collection of quotas	2,917
Others	975
Investments:	3,766
Luz Para Todos Subvention	1,021
Low Income Subvention	1,991
Others	754

19.3 - Fuel Consumption Account - CCC - Isolated Systems

The Isolated Systems are located dispersedly, mainly in the States of the country’s Northern Region, as well as in the State of Mato Grosso and in Fernando de Noronha. They are present both in the capital cities of Manaus, Macapá and Boa Vista and in the countryside of the aforementioned States and are responsible for assisting an area that corresponds to 45% of the national territory and about 3% of the national energy market. Eletrobras, through its distribution companies, as well as its subsidiary Eletronorte, assists many isolated systems located in the Northern Region.

In early 2009, 250 Isolated Systems were operating in total, of which 116 were assisted by companies of the Eletrobras System. During the year, 16 new systems started operation and 8 were interconnected, totaling, by late 2009, 258 Isolated Systems in the country.

It is worth emphasizing two important factors in the scope of the Isolated Systems:

The interconnection of the Porto Velho - Rio Branco system to the National Interconnected System - SIN;

The enactment of Law No. 12.111, of December 9, 2009, which regulates the electric energy systems in the Isolated Systems.

The interconnection of the States of Rondônia and Acre to the NIS will bring improvements to the quality of the electric energy supply, more reliability to the system, as well as a decreased emission of pollutants to the atmosphere, due to substitution in the thermal generation.

The changes determined by Law No. 12,111/2009 will be essential for the recovery of the economic-financial balance of the distribution companies acting in the Isolated Systems, among them, several companies of the Eletrobras System.

Besides that, it is also worth emphasizing the implanting of the natural gas distribution grid to the thermal electric plants in Manaus, where Eletrobras, via a covenant entered into with Cigás (gas distributing company), Eletronorte and Amazonas Energia, promotes the change in the energy matrix by using natural gas to substitute petroleum-derived fuels.

Eletrobras

Still in the scope of the Isolated Systems, it is worth emphasizing Eletrobras’ participation in the group composed of technicians from the Ministry of Mines and Energy - MME, the Brazilian National Electric Energy National Agency - Aneel and the Electricity Research Center - Cepel for visiting the Institute of Planning and Promotion of Energy Solutions for the non-connected Zones - IPSE, in Bogota - Colombia. The event took place in September 2009 and aimed at getting to know the Colombian model of Isolated Systems, focusing on the electric energy data management and fuel consumption aspects of these systems, so as to add improvements to the Brazilian Isolated System.

For 2009, the Fuel Annual Plan for forecast expenses of approximately R$ 4,2 billion, R$ 3,7 billion being for coverage with fuels, R$ 95 million for substitute undertakings and, yet, R$395 million for recomposing the balance of the previous year.

The generation indicated by the GTON to be supplied in 2009 was approximately 8,725,332 MWh, with the consumption of 761 thousand tons of Fuel Oil, 181 thousand tons of PGE Oil, 832 million liters of Diesel Oil and 531million liters of OCTE Oil.

20 - SECTORial GOVERNMENT PROGRAMS

20.1 - National Program for Efficient Public Lighting - "Reluz"

"Procel Reluz" consists of, basically, the implementation of energy efficiency projects in the public lighting systems, through the substitution of incandescent, mixed and mercury vapour lamps by more efficient vapour, sodium and high pressure lamps. There are, approximately, 14,7 million public lighting spots installed throughout the country, according to the latest cadastral survey carried out by Procel Reluz along with electric energy distributing companies.

Procel Reluz has already benefitted 10 cities in 2009, rendering over 65 thousand spots efficient, which resulted in an energy saving of 16,87 thousand MWh/year and a decrease in the demand of 3.8 thousand MWh. Moreover, it installed a further 528 new efficient spots. The investments totaled, in 2009, R$ 30,3 million, Eletrobras being responsible for financing R$ 22,7 million.

In 2009, the first energy efficiency project was implemented in traffic light systems, with the substitution of incandescent lamps for solid state external lighting systems (LED). In this case, there was a 90% reduction in the total installed potential.

It is worth emphasizing the formal covenant with the Federal University of Juiz de Fora - UFJF and with the Teaching, Research and Extension Development Support Foundation  - FADEPE for implementing a solid state external lighting pilot system (LED), also covering component  analysis, reproduction in laboratory of certain system items and analysis of the installation’s electric and lighting performance for an evaluation period.

Since the start of the project, 2,25 million spots have already been implemented, with a total investment of around R$ 470 million. The total energy already saved is 797 thousand MWh/year, with a reduction of 183.5 thousand MWh in the electric system’s rush hour demand.

Next, we demonstrate, per region, the use of the resources invested in the Reluz Program, in 2009.

Region	Midwest	North	Northeast	South	Southeast	TOTAL
Resources - R$ million	19,8	2,8	1,04	0,67	6	30,3

The following table shows, per region, the effective results achieved by the Reluz Program, in 2009.

Region	Midwest	North	Northeast	South	Southeast	TOTAL
Number of spots	39,486	4,788	1,909	2,519	17,341	66,043

*Quantity of spots corresponding to the implementing of the efficient public lighting expansion project.

Region	Midwest	North	Northeast	South	Southeast	TOTAL
Reduction in the demand/kW	2,987	76	41	198	524	3,827

Eletrobras

20.2 -National Program for the Conservation Electric Energy - PROCEL:

In 2009, with investments of approximately R$ 6,546 thousand, excluding resources from the Global Reversion Reserve (RGR) already mentioned in the Procel Reluz Program, Procel has developed projects that contribute to a preliminarily estimated energy saving of 4.6 thousand GWh. This result is equivalent to the yearly electric energy consumption of 2,6 million residences, representing a postponed investment in the electric energy sector of R$ 3,29 billion. These resources may be allocated for other projects, for instance, the social area or infrastructure.

Instituted in 1993, the Energy-Saving Procel Label is meant to highlight, yearly, the most efficient appliances and pieces of equipment, in their category, to the consumers. The label’s concession results from the joint work of Eletrobras/Procel with Inmetro’s Brazilian Labeling Program (PBE).

Among the actions developed in the scope of the Procel Label in 2009, it is worth emphasizing its concession to 3,054 models from 160 different companies, distributed in 28 categories of equipment and appliances. 2009 was also the first concession year of the Procel Label for Plasma and LCD TVs with stand-by mode, frost-free one door refrigerators, split floor ceiling air conditioners and washing machines of the dry wash type.

Procel acts in all of Brazil through sector programs in the fields of public buildings, environmental sanitation, city energy management, industry and constructions. The main accomplishments of these sector programs in 2009 were: (i) 08 City Management Plans within the Alto Uruguai project, revealing an average economy potential of 25.1% over the total consumption of the municipal authorities. This represents nearly 1,100 MWh/year or the consumption of over 600 families during one year; (ii) increased efficiency of the Santa Catarina Federal University Hospital - UFSC, which contributed to a reduction of 568.73 MWh in the electric energy consumption and the revitalization and broadening of the Energy Efficiency Laboratory - LEENER from UFJF; (iii) release of the first Brazilian labels per Commercial, Service and Public Buildings, with the publication of the Energy

Efficiency Level Quality Technical Regulation and the Compliance Assessment Regulation; (iv) electricity saving of 2,584,198 kWh in the industrial sector, resulting from the works with the Ceará State Industries Federation - FIEC and the Pernambuco State Industries Federation - FIEPE and (v) publication of the successful cases resulting from the Public Call for Projects, which generated a reduction in the peak demand of 314 kW and an energy saving of 4.5 GWh/year, representing about 0.04% of the amount consumed by the water and sanitary drainage service providers in the whole of the country in 2009.

20.3 - Alternative Electric Energy Sources Incentive Program - PROINFA

Proinfa achieved its objective of increasing the participation of the electric energy produced by etities based on wind power sources and Small Hydroelectric Centers (SHC) and Biomass, in the National Interconnected System (SIN).

Eletrobras

The development of the program contributed to the diversification of the country’s energy matrix through the good use of local energy sources, in addition to having contributed to the generation of around 150,000 direct and indirect jobs all over the country, enabling great industrial demands and internalizing cutting edge technology.

With the conclusion of all undertakings, the program will also bring benefits for the reduction in the effect of greenhouse gases emissions of around 2.8 million tons of CO2 equivalent/year.

As energy commercial agent and agreement manager in the scope of Proinfa, in 2009, the highlight was the start of commercial operations of 23 undertakings, being: 15 wind power-based (263.18 MW), 8 PCHs (188.60 MW), adding 451.78 MW of power to the National Electric Energy System.

These new undertakings, plus the already operating undertakings, represented, up to December 31, 2009, 92 plants implanted in the scope of Proinfa and added 2,032.46 MW of installed capacity to the country.

Sources	Undertakings that started operations in 2009
	Undertakings	Power (MW)
PCH	8	189
Wind Power	15	263
Biomass	---	---
TOTAL	23	452

Sources	Total number of undertakings in operation by 12/31/2009
	Undertakings	Power (MW)
PCH	47	955
Wind Power	26	573
Biomass	19	504
TOTAL	92	2,032

The success of the Aneel 003/2009 Auction, whose objective was to contracts Spare Energy, specifically to hiring electric energy from wind power sources, is a clear demonstration that had Proinfa in consolidating the application of this wind power technology in the diversification of the national energy matrix.

20.4 - Program for the Universalizing the Access and use of Electric Energy - Luz Para Todos (Light for Everyone)

In 2009, 357,970 new connections were performed in the scope of the Program, amassing an amount of 2,235,332 connections performed, which corresponds to a total of over 11 million people benefitted in the Brazilian rural environment. As for the goals assumed for 2009, 70.2% of the global goal of 510,197 was achieved, computing the commitments of executors, with Eletrobras and with the State Governments.

Considering only the commitments with Eletrobras, 70,451 projects were registered in the "Luz para Todos" Program Projects Management System, totalines 319,259 projects since 2004. This total covers 1,711,830 connections, which corresponds to 77.6% of the total number of connections agreed upon between the Executing Agents and Eletrobras, as well as: (i) the execution of connections to residences in the rural environment in 5,294 Brazilian cities; (ii) the construction of 416,656 km of high and low voltage electric grids: (iii) the installation of 4.3 million electric poles; (iv) the installation of 628,82 transformers; and the installation of 2,046 photovoltaic systems.

Eletrobras

In 2009, R$1.31 billion was released, R$1 billion coming from the Energy Development Account (CDE) resources and R$0.31 billion from the Global Reversion Reserve (RGR). Since 2004, an amount of R$7.83 billion has already been released (CDE and RGR resources), out of an agreed total amount of R$10.89 billion, that is, 71.9% of the total amount of resources agreed upon.

The amounts of resources agreed upon and released by December 31, 2009, distributed per region, are as follows:

Region	Amounts Accumulated to 12/31/09
	Resources agreed upon - R$ millions			Resources released - R$ million
	CDE	RGR	CDE+RGR	CDE	RGR	CDE+RGR
North	2,053	223	2,277	1,413	172	1,586
Northeast	4,451	765	5,216	73,230	598	3,828
Midwest	506	415	920	412	347	758
Southeast	702	1,028	1,730	487	688	1,174
South	321	425	746	238	248	487
Brazil	8,033	2,856	10,889	5,780	2,053	7,833

Region	Connections agreed upon to 12/31/09 between the Executing Agents and Eletrobras
North	373,467
Northeast	1,156,698
Midwest	141,538
Southeast	376,311
South	158,241
Total	2,206,255

The studies were also intensified, aiming at providing assistance to locations distant from the distribution grids, focusing on the use of renewable sources of energy. In this sense, studies were developed so as to provide assistance through photovoltaic individual systems in the Amazon region, based on experiences from the Xapuri Pilot Project, implanted by Eletroacre, with Eletrobras’ participation, which benefitted 103 families with these systems, in the scope of the program.

In this context, the Araras Pilot Project was also developed, in cooperation with Celpa, aiming at implanting decentralized generation systems with renewable energy and distribution through mini-grids in the islands of Araras, in the municipal area of Curralinho, State of Pará. This pilot project, with resources approved in late 2009, will utilize photovoltaic and wind power technologies to provide electricity to the communities of the islands, benefitting 76 families.

21 - SOCIAL DIMENSION

21.1 - Human Resources

Personnel Management Policy:

Eletrobras’ personnel management policy was delineated, in 2009, by consolidating a result-oriented management culture, aligned with corporate strategic planning, unified in the implementing of new strategies synchronized with the transformation Plan and other strategic demands of the company and all the Eletrobras System.

Eletrobras

In this aspect, with the objective of establishing a differentiated practice that valorizes and compensates employees with skills, competences and achieved results compatible with the one required by the corporate strategies, the elaboration studies of the Career and Remuneration Plan (PCR) and the Performance Management System (SGD) were finished for all the companies of the Eletrobras System.

The documents were presented to the collaborators, labor unions and directors of the companies. The final versions of the PCR and SGD were approved by Eletrobras’ Board of executive officers (DEE), by Eletrobras’ Executive Office (CAE) and by the Ministry of Mines and Energy (MME). A pilot cycle of the Result Evaluation and Improvement Program was implanted at the holding company, as well as the SGD module that comprehends the elaboration and following of goals, developed from the Strategic Actions Program (PAE 2009-2012).

Regarding the Eletrobras System’s integrated personnel management plan, the following objectives may be highlighted: valuation of the employees, management through the delegation of competences, focus on the results, meritocracy, higher competitiveness, sustainability (expenses with personnel), personnel development, retention of talents, standardization of management policies and practices, higher personnel mobility in the scope of the system and improvements in the organizational environment.

Civil Service Examination:

Such considerations regarding Eletrobras’ personnel management policy having been made, it is worth emphasizing that, in 2009, 173 employees were admitted through civil service examinations carried out by the Company (156 through Civil Service Examination 2007 and 17 through Civil Service Examination 2005).

From the total number of positions filled, 69 arose from personnel replacement and 104 from increase in the number of staff approved by Order of Regulation No. 19, of October 14, 2008.

Young Apprentice Program:

As far as the Young Apprentice Program concerned us, Eletrobras has maintained, since 1997, a project towards the best technical/professional qualification of young students as apprentices. In 2005, such program went through an update process of its pedagogic guidelines and plans, so as to better prepare these young people for the job market.

In this new configuration, the Eletrobras System’s Young Apprentice Program started to offer qualifying courses with Senai’s technical support and, besides that, it started to be carried out concurrently among three companies of the Eletrobras System (Eletrobras, Eletronuclear and Furnas).

The selection of Young Apprentices is made through edicts (civil service examinations), performed yearly, taking into account the duration of the learning course (11 months on average).

It is worth emphasizing that, in December 2009, Eletrobras, Eletronuclear and Furnas, in partnership with Senai-RJ, disclosed an Edict (published in the F.O.B. No. 235, of December 9, 2009), for selecting of Young Apprentices for fiscal year 2010. On the occasion, 138 positions were made available, 51 of them being for Eletrobras, 15 for Eletronuclear and 72 for Furnas.

On the other hand, on the previous selective process, disclosed in December 2008, 149 positions were made available by the three companies for fiscal year 2009, which resulted in the hiring of 51 young apprentices in 2009.

Eletrobras

Number of Collaborators

21.2 - Work-related Health, Well-being and Safety

Regarding the initiatives taken by Eletrobras to improve the health, well-being and safety of its employees, the following must be emphasized: the carrying out of 1,154 work-related medical examinations, the providing of 2,790 social consultations and 5,306 work-related medical and nursing services as well as the vaccination campaign against influenza, in which 1,200 doses were administered to the Company’s collaborators.

It is worth emphasizing, still in this field, the Eletrobras Health Program, which involves health-promotion and disease-prevention actions promoted via the following Programs: Heart, Dietary Re-education, Smoking Awareness, Energy and Movement, Travel-related Medicine, Women’s Health, Psychopedagogic and Social Caretaker;

Besides, from May to September 2010, the Company, with the objective of incentivating the practice of sports and the health of its collaborators, offered them participation in eight races and walks in Rio de Janeiro and Brasilia , which had the World No Tobacco Day and the World Heart Day, among others, as themes.

Another important program was the one called ‘Keeping an Eye on Health’, consolidated via events, pamphlets, intranet advice, radio and lectures. In this program, advice was provided regarding precautions for a healthy summer and events were held concerning the national nutrition day, world physical activity day, world health day, national hypertension prevention and combat world day, no tobacco day, world heart day, world diabetes day and the world fight against AIDS day.

We also highlight, in the scope of the ‘Keeping an Eye on Health’ Program, the availability of information and advice established by the Ministry of Health regarding the Influenza A (H1N1).

21.3 - Training and Development

The main objective of Eletrobras’ Corporate Development is to develop the labor force so that the guidelines established by the Strategic Planning can be achieved through the adoption of modern corporate education practices, aligned with the concepts of management through the delegation of competences, under development.

In 2009, the amount invested in training and development totaled R$ 7,690 thousand, creating opportunities for 9,715 collaborators, which was translated into 248,428 H/h, as shown below:

Eletrobras’ Corporate Education - 2009
Actions	Quantity	Participations	H/h	Investments - R$ thousands
Long Duration	43	82	17,480	1,326
Short Duration	428	7,445	148,900	3,907
Corporate TV	211	1,130	1,688	498
Languages	266	778	74,760	1,464
Seminars and Conferences	99	280	5,600	495
Total	1,047	9,715	248,428	7,690

Eletrobras

With the objective of fulfilling the Eletrobras System’s repositioning purposes in the national and international electric sectors, Project IV.6.3 - Eletrobras System’s Personnel Development and Capacitation Plan - was developed in the scope of the Transformation Plan.

In the scope of such project, led by a work group composed of Eletrobras System’s corporate education professionals, the new Eletrobras System University - UNISE was formed, with the attribution of developing all the leadership of the Eletrobras System, the general competences of all the employees, the specific competences critical to enabling the strategies of the Eletrobras System and disseminating principles and values.

Moreover, the project defined the corporate education policies to be adopted by the Companies so that the educational actions may contribute to broadening the competitive advantage of the Eletrobras System.

Having new attributions already, the Eletrobras System University developed the following programs in 2009:

Corporate Education Strategic Management: with the participation of 15 professionals of the Eletrobras System in this 240-hour Specialization course in partnership with the University of São Paulo.

Electricity Sector Technological Innovation Strategic Management: with the participation of 40 employees of the Eletrobras System in this 360-hour Specialization course in partnership with the University of Campinas.

Energy Integration Program: with the participation of 50 professionals, 25 being from the Eletrobras System and 25 from Latin American countries in this 360-hour Specialization course developed through a technical/financial cooperation covenant with the Federal University of Rio de Janeiro.

Still in the scope of the project, 57 educational programs were defined to be developed by UNISE in 2010 and 2011.

21.4 - Working and Trade Union Relationships

As far as the national collective work agreement is concerned, with the purpose of adjusting the companies of the Eletrobras System into the Transformation Plan, several benefits were unified, such as: educational support, daycare support, additional payment for unhealthy work and the uniform salary table for all the System.

Also, some themes were submitted to the national collective work agreement, such as: guarantee of equality between genders and among races/ethnic groups, leave for workers victims of domestic violence, work-related health and safety committee, advice regarding the restraining of discriminatory practices, maternity leave, maternity protection and the celebration of covenants with Sesi and Senai.

Furthermore, a salary readjustment of 5.53% was granted, equivalent to the IPCA of the period and a salary bonus corresponding to 7.5% of the remuneration of an employee plus the ammount of R$ 2,000.00.

Regarding the specific work agreement, it is worth emphasizing the creation of the Work-related Lawsuits Permanent Committee, created to solve, in the administrative sphere, the work-related conflicts so as to avoid the formation of lawsuits in the legal sphere.

Eletrobras

21.5 -Administrative Actions

As far as other relevant administrative actions that took place in 2009 are concerned, with the purpose of improving the working conditions of the employees, we emphasize, in the field of equity, the incorporation of the building number 107 on Rua do Ouvidor, with an area of approximately 5,304.52 m2, to the Eletrobras’ facilities in Rio de Janeiro and the elaboration of studies for the installation of offices in Lima and Montevideo, in the scope of the Company’s internationalization process.

Concerning informatics, Eletrobras’ Information Technology Department promoted, in November 2009, the hiring of a ‘Consolidation and Virtualization of Servers’ solution, so as to provide the Company with a complete platform, dimensioned to immediately establish the Company’s business in the event of loss, as well as enable maximum share of resources by all the services, in addition to equalizing and simplifying the administration of servers and other pieces of equipment.

Moreover, in 2009, the ‘SAP’ Project was initiated with the objective of promoting the update of the currently installed business management system version. As a result of the implementation  of this new version, the financial processes will be modernized and other business processes previously  supported by other technological tools will be integrated into the scope of the new version processes, which will comprehend human resources, strategic, economic and financial planning and managerial information.

Aditionally, in 2009, the development of the ‘Fiscal Solution’ Project was started to implant a fiscal and tax management system for attending the tax legislation in the federal, state and city spheres, including, among other requirements, the SPED - Digital Entry Public System and the services necessary for its implementation.

21.6 - Social Responsibility

The Social Responsibility at Eletrobras is strategic to the Company’s business and is present in its mission, vision and organizational values. Besides, responsibility and social and environmental ethics are entwined with the electricity programs developed by Eletrobras, in which the Global Compact principles and the Millennium Development Objectives, established by the United Nations Organization, are included.

One of the operating fronts in Social Responsibility is the promotion of business citizenship, which takes place through the development of actions and programs aimed at contributing to the Sustainability Culture present in Eletrobras. Among the many themes developed by Eletrobras, two stand out: Diversity and Solidary Selective Pickup.

Diversity: The search for equality of opportunities for all people is a commitment made by Eletrobras, so as to fight against any forms of discrimination. According to this commitment, Eletrobras adhered to the 3rd edition (2009/2010) of the Pro-Gender Equality Program. It also supported campaigns towards the combat to violence against women and the combat to prejudice towards HIV carriers, such campaign was promoted by the Ministry of Health.

Solidary Selective Pickup: In 2009, Eletrobras donated over 22 tons of residue for recycling, an increase of 136% in the volume of recycled material compared to 2008 (9.35 tons). The Solidary Selective Pickup program, developed at Eletrobras, meets Federal Decree No. 5,940/2006, donating the recyclable residues generated in the Company to unions or associations of recyclable material pickers, in addition to the decrease in the number of these residues sent to embankments and landfills, thus, minimizing the environmental impact.

Eletrobras supports technically as well as financially social projects selected from criteria aligned to the Company’s Social Responsibility guidelines. Among the thirty social projects supported, stand out:

Eletrobras

"Mão na Massa" (Getting the Hands Dirty) Project: the project aims at directly assisting women, ranging from 18 to 45, in a situation of social vulnerability and risk. Besides the professional qualification, with focus on private construction, the project also promotes social qualification through mathematics, Portuguese, informatics, building techniques, enterprises and themes related to citizenship, self-knowledge, world of work, environment preservation and work-related safety classes.

Neaca: project that aims at the specialized monitoring of children, teens and families in a situation of domestic and sexual violence in São Gonçalo - RJ. Through an interdisciplinary team, the project promotes the overcoming of physical and psychological damages caused by violence against children and youths and the access to the social rights.

Olympic Energy: this project assists 180 children from Morro dos Cabritos, a community located between the neighborhoods of Copacabana and Botafogo, in Rio de Janeiro. Through the initiation and improvement in four Olympic sports (Judo, Taekwondo, Wrestling and Boxing), the project aims at using the social function of the sport in service of education, developing fundamental discipline values.

Communitarian Production Centers (CCPs): With the objective of promoting the integrated and sustainable development of the rural communities benefitted by the Luz Para Todos project, the creation of Communitarian Production Centers (CCPs) was also stimulated, facilitating the production, the benefitting and the trading of local products.

EXTERNAL SOCIAL INDICATORS 2009 - R$ thousands
Education	2,540
Health and Infrastructure	443
Income and Job Generation	1,084
TOTAL INVESTMENTS IN FISCAL YEAR 2009	4,067

21.7 - Culture and Society

In 2009, Eletrobras started a new stage in its actions to incentive culture. In compliance with the guidelines established in its strategic planning and aligned with the Federal Government’s advice, regarding the diffusion and democratization of culture, Eletrobras released its first Public Selection Edict of Cultural Projects.

The Public Selection Edict of the Eletrobras Culture Program, allotting R$8.4 million to support the production of plays for the adult public, symbolized a new moment lived by the company. This edict, elaborated for 2010, rewards a collective effort towards an increased democratization of the access to investments in culture, giving prestige to, with transparency, the most diverse artistic expressions.

The restructuring of Eletrobras’ Social Responsibility area, which took place in March 2009, allowed the Edict/2009, as well as all the other new supported cultural projects, to be followed by a continuous task for the insertion of counterparts and actions that improve, clearly, the symbiosis between culture and the yearnings of society.

In 2009, Eletrobras supported 122 cultural projects, totaling an investment of R$ 34,4 million. Among the projects of high cultural value, it is worth emphasizing the support for events and publications linked to the Year of France in Brazil, such as, for example, the book collection ‘French People in Brazil’. The continuous endorsement to the renovation of the Municipal Theater in Rio de Janeiro, the theater festivals and cinema exhibitions with the movies Zico na Rede (Zico on the Net) and Lixo Extraordinário (Extraordinary Garbage) are other examples of incentive for the production of projects that add value not only to the Company’s brand, but also to our national culture.

During 2009, Eletrobras entered into ten agreements regarding sports-related actions, two of which the Company used resources from the Law of Incentive to Sports No. 11,438, sanctioned on December 29, 2006.

Eletrobras

Among the sponsorships, it is worth emphasizing the set of projects focused on basketball, which has offered an expressive acquisition of national mass media space. In addition to the agreement with the Brazilian Basketball Confederation (CBB), in which Eletrobras is the sole sponsor of the masculine and feminine Brazilian national basketball teams, in their many categories, until 2012, Eletrobras is also the official sponsor of the National Basketball League - LNB (body that promotes the Brazilian Adult Masculine Basketball Championship), the Brazilian Master Basketball Federation - FBBM (participation in the 10th World Master Basketball Championship, held in Prague/Czech Republic), the Single Slums Center - CUFA (IV Edition of the Street Basketball Brazilian League - LIBBRA) and the Brazilian Wheelchair Basketball Confederation - CBBC (Regional Wheelchair Basketball Championships). In the two most recent projects (CBBC and CUFA/LIBBRA), Eletrobras used the Law of Incentive to Sports.

Also in 2009, Eletrobras took one more daring step in entering into an agreement with a soccer club: Clube de Regatas Vasco da Gama. A never seen before agreement since, besides professional soccer, from which the Company obtains the highest institutional revenue of its brand, the agreement also comprehends rowing, Olympic and Non-Olympic sports, Paralympic sports and social responsibility projects towards the professional qualification and initiation in sports of young athletes who receive basic advice about sports practice and other youths who are supported in the specific formation of each kind of sport offered by the club.

21.8 - Ombudsman

The Ombudsman is meant to establish a permanent and efficient communication channel between the Company’s Senior Management, the functional body and society in general for receiving and processing manifestations, complaints, denouncements, information requests, among others. After being analyzed, such demands are forwarded to the responsible areas of the Company, in the search for well-timed and suitable solutions.

In order to increase the Ombudsman's internal process control, the ECV 245/2007 cooperation covenant was established between Eletrobras and Eletronorte, so as to share the ‘Ombsudsman’ software, developed by Eletronorte.

In 2009, as a result of a positive strategy to structure the Ombudsman system in all companies of the Eletrobras System, Cepel and Itaipu structured their Ombudsman systems and after Eletropar does so, the Eletrobras System will have 100% of its companies supplied with Ombudsman. This development is part of a set of actions meant to broaden the transparency in the management of the companies and meet the sustainability criteria established by ISE Bovespa, the New York Stock Exchange and SOX.

In quantitative terms, in 2009, the Ombudsman received 3,017 manifestations. Of these, 2,419 (80.2%) were solved and 598 (19.8%) are in progress.

Eletrobras

21.9 - Awards and Recognition

Latin America’s biggest electric energy company and the 11th biggest in he world, according to a survey carried out by the American energy expert magazine ‘Insight’, Eletrobras received, in 2009, awards that bore witness to its prestige in the market and the improvements in its administration and sustainability. In November, the Company was elected the most admired in the energy sector, in a survey conducted by the newspaper ‘DCI’. Eletrobras took first place, also in the energy sector, in the ‘Época Negócios 100 - Brazil’s Most Prestige Companies’ award.

Equally recognized for its sustainability, Eletrobras remained, for the third consecutive year, in the São Paulo’s Stock Exchange (ISE/Bovespa) Business Sustainability Index. The companies listed in the ISE 2009/2010, valid from December 1, 2009 to November 30, 2010, present, in Bovespa’s evaluation, a high level of commitment to sustainability and social responsibility.

Two examples of this commitment were highlighted in 2009: the ‘Organic Fruit Backyards” project, developed by Embrapa Clima Temperado in partnership with Eletrobras and its subsidiary, CGTEE, won the Ecology Expression Award 2008, in the category Socioenvironmental Technologies - Public Sector; and the Eletrobras System was recognized by the Special Secretariat for Policies for Women (SPM) for its actions towards gender and diversity. Eletrobras and nine companies of the System were awarded the trophy and the certificate from the Pro-Gender Equality Seal 2009.

Still in the field of management, the Company was also elected the country’s biggest company in net floating capital (indicator of how much money a company has available in the short term), according to the magazine Exame. The company was also featured in the ‘1000 best and biggest companies of 2009’ edition, as the holder of Brazil’s third highest equity.

Due to its ever more transparent relationship with its public, Eletrobras was also recognized last year: the company’s intranet was considered the best in Brazil and two advertising drives promoted by the Company were awarded. After winning the content category of the Intranet Portal Award 2009, Eletrobras’ intranet conquered Senac-SP Grand Prix, public area/third sector category. The award regards the best among the best intranets that participated in the Intranet Portal 2009, in each category. Promoted by the Intranet Portal Institute and Senac-SP, the Award is considered the most important of this area in the Brazilian corporate universe.

22 - ENVIRONMENT

Eletrobras develops, along with the companies of the System, activities in the environmental area that enable a coherent action, continuously improved, adjusted to the legislation in force and the guidelines established by common agreement. These actions aim at assuring the fulfillment of the Eletrobras System Environmental Policy principles and implementing a working agenda involving common interest questions.

The environmental dimension is inserted in the activities carried out by the Company as subsidy to the decision making processes. Therefore, Eletrobras searches for the continuous internalization of the environmental dimension and its improvement, both in the execution of owned projects and in partnerships, as well as in federal programs management, fundraising, financing concession and business sustainability management.

In 2009, the following projects and their respective activities were highlighted:

Belo Monte HEU (Hydroelectric Utilization): supervision of the elaboration of the Environmental Impact Studies, also acting in the revision and complementing, with participation in technical meetings due to Ibama’s demands for the issuance of the Preliminary License; elaboration of the environmental budget; participation in the meetings promoted by Ibama, with Funai’s support, in six indigenous lands; participation in public hearings; participation in the Social Interaction and Communication Manager Group; participation in the Indigenous Component Socioenvironmental Studies Group; participation in the Xingu River Sustainable Development Plan.

Eletrobras

Tapajós Complex: coordination of the Environment Committee; institutional articulations for enabling feasibility studies.

Uruguai river studies (Brazil/Argentina): evaluation and monitoring, along with Emprendimientos Energéticos Binacionales Sociedad Anônima (Binational Energy Undertakings S.A) - Ebisa, from Argentina, of the Hydroelectric Inventory Studies about the Uruguai river basin, in the stretch of the border between Brazil and Argentina; participation in field work in Brazil and Argentina; participation in elaborating the Reference Terms and the Edict for hiring the Garabi HEU’s technical, economical and environmental feasibility studies; participation in the Binational Environmental Regulatory Landmark Work Group.

Tumarín HEU (Nicaragua) and Tornillito HEU (Honduras): evaluation and monitoring of the environmental part of the pre-feasibility studies.

Inambari HEU (Peru): evaluation of the environmental part of the feasibility studies, as an integral part of the proprietor’s engineering, analyzing, along with Furnas, documents produced by consultancy companies and participating in technical meetings and field work in Brazil and Peru.

Baynes HEU (border between Angola and Namibia): participation, along with Furnas, in elaborating the phases 1 and 2 reports and the Reference Term for the phase 3 of the technical/economical feasibility study.

Eletrobras, as manager of the energy purchasing and selling agreements entered into in the scope of Proinfa, also carries out, permanently, the environmental monitoring activities of the 144 undertakings that integrate the Program, comprehending the gauging of conformity in the licensing processes. In 2009, 58 technical reports were issued. In the scope of the Luz para Todos Program, the Company elaborated, in 2009, environmental criteria for analyzing Special Projects from the States of Amazonas and Pará.

In the concession of financing, as well as in the fundraising and loans and financing contracting operations, the environmental dimension is inserted with preliminary environmental evaluations and monitoring of the projects until execution. In 2009, it is worth emphasizing the environmental evaluation of the six energy distributing companies of the Eletrobras System as part of the financing contracting analysis process, by the World Bank, for improving the management systems of these companies.

Eletrobras also coordinates the specific forum of the environment areas of the Eletrobras’ companies - SCMA - which acts as a technical and institutional space that offers a greater interaction between the companies and enables the definition of common guidelines for dealing with socioenvironmental issues, as well as the execution of articulated procedures in the necessary interinstitutional relationships. In 2009, this forum and its ten work groups held 22 meetings, covering themes such as: the use of hydroelectric plants reservoir edges, politics, legislation and environmental costs, environmental management and communication, greenhouse gases emissions effect and aquatic resources.

Additionally, Eletrobras has been monitoring the business sustainability management international trend, so as to consider, in addition to the economic gains, the environmental and social improvements, having defined corporate strategies and goals that point in this direction. These are goals of the Eletrobras System Strategic Actions Program - PAE 2009-2012, the listing in the New York Stock Exchange’s business sustainability index (DJSI), until 2012, and the increased score in the São Paulo Stock Exchange’s business sustainability index - ISE, starting in 2009. Aiming at the achievement of these goals, Eletrobras has been coordinating integrated and systematized actions through its Sustainability Committee. The environmental dimension is inserted in the Committee’s strategic working agenda.

In 2009, the Presidents of the Eletrobras’ companies sealed a letter of commitment with the initial actions, capable of being implemented by all the companies until March 2010, denominated Pacto de Tucuruí (Tucuruí Pact). The environmental dimension is regarded in the Pact with nine actions. As products of the environmental action in the Tucuruí Pact, in 2009, it is worth emphasizing:

Eletrobras

In the Scope of the SCMA: elaboration of the inventory of greenhouse gases effect emitted by thermal power stations of the Eletrobras System (ES), referring to the period from 2003 to 2008, and revision of the System’s Environmental Policy, in accordance with the guidelines of the ES’s Transformation and Strengthening Plan. The new policy must substitute all other individual policies previously in force.

In the Scope of R&D projects, in partnership with Cepel: establishment of a set of socioenvironmental performance indicators, as assistance to the evaluation and communication of the socioenvironmental performance improvement in the companies of the System, as well as tests for implementing a web tool for the data bank with information related to the indicators.

Still on the scope of the R&D projects, it is worth emphasizing the participation in the Technical Committee of the ES’s corporate project ‘Monitoring of Greenhouse Gases Emissions Effect in Reservoirs of Hydroelectric Plants’, from Aneel’s Strategic R&D, which aims at formatting a study about greenhouse gases effect in reservoirs of hydroelectric plants with many research institutions in the country.

23 - ELECTRICITY DISTRIBUTION COMPANIES (EDc)

23.1 - Tariff Review

The methodology adopted by Aneel for regulating distribution tariffs foresees the execution of tariff reviews where the economic/financial balance of the concessions is carefully analyzed, taking as reference the performance of an efficient paradigm company for assisting each concession via examination. These reviews take place every four or five years, depending on the company.

In 2009, the integrated actions for PRETEDE - Eletrobras’ Distribution Tariffs Revision Project - regulatory themes mobilized over a hundred professionals in the 6 Distribution Companies and 92 formal documents were elaborated and recorded in a protocol at Aneel.

As a result, around R$ 442 million was assured for annual income additional to the Agency’s initial proposal, referring to operating costs, market projections, excess energy and financial components.

As correlated products, there was a higher development of knowledge and professional formation among the professionals involved, in addition to important detections of controls that must be improved, for instance, the equity control, the financial components control and the ‘Quota A’ Items Value Variation Compensation Account - CVA control, meant to register the difference between the effectively occurred values and the amounts forecast in the tariff calculation between two tariff readjustments.

Annual Additional Income - R$ millions

Companies	Reference Company	Market	Excess	Financial Components	Total
Ceal	18,9	16,1	-18,5	27	43,5
Cepisa	20,8	10,7	-15	23	39,5
Amazonas Energia	9,6	27,1	104,2	115,2	256,1
Boa Vista	1,3	1,9	0	0,5	3,7
Ceron	20,2	30,8	1,4	30,6	83
Eletroacre	3,4	4	3,5	5,6	16,5
TOTAL	74,2	90,6	75,6	201,9	442,3

23.2 - Electric Energy Trading

In general, the amount of electric energy supplied in 2009 increased 2.4% compared to 2008, the most significant increase being in the residential class (7.4%), which represented 35% of the total commercialized in 2009. On the other hand, in the industrial class, which represents 21.2% of the total, a decrease of 7% compared to the previous year was observed, especially due to the decrease in the regional, national and international economic activity levels over the production sectors.

Eletrobras

The companies with a higher level of participation in the trading of electric energy stand out: Amazonas Energia (37.9%) and Ceal (19.9%). The former, differently from the others, has a strong participation in the industrial class power consumption, given the importance of the Manaus Industrial Complex, with 33.9% of the total commercialized by this distributor in 2009. In Ceal, on the other hand, the residential class represented 37.2% of the total supplied by the distributor.

Consolidated Electricity Supply - (GWh)
Class	2005	2006	2007	2008	2009
Residential	3,069	3,146	3,331	3,753	4,030
Commercial	1,847	1,895	2,009	2,226	2,378
Industrial	2,358	2,384	2,465	2,628	2,443
Rural	380	414	400	490	508
Other Classes	1,561	1,718	1,561	2,061	2,067
Total	9,215	9,557	9,766	11,158	11,426

23.3 - Supply per Consumption Class

Eletrobras

23.4 - Loss Control

Cepisa and Ceron presented, in 2009, a decrease in their levels of electric energy loss when compared to the levels registered in 2008. The decreases were 0.68 and 1.96%, respectively. This decline in the indexes was a consequence of the reintroduction  of inspections in consumer units and, especially in Cepisa’s case, the expressive regularization of taxed consumers, from over 103,000 in Dec/2008 to 19,000 in Dec/2009.

The two companies with the lowest loss indexes among the EDEs, Eletroacre and Boa Vista Energia, maintained a stable loss level during 2009. Both, just like Ceron, registered loss indexes below the regulatory levels at the end of the last periodic tariff review cycle.

In turn, Ceal and Amazonas Energia registered an increase in their loss levels. It is possible to emphasize, as one of the factors causing this increase, the carrying out of a lower volume of inspections throughout the year, motivated by the termination of service rendering agreements.

Despite having not yet presented positive results, Amazonas Energia implemented, during 2009, a set of precautions aimed at implanting remote measurement boards in all of its medium voltage consumption units, as well as a measurement and monitoring center for these units. This action, to be concluded in 2010, includeds the acquisition of a measurement management system and its integration to the company’s billing system. In 2010, an extension in the monitoring of low voltage clients with expressive power consumption is foreseen, in which resources from the financing to be agreed upon with the World Bank will be used.

It is worth emphasizing that there were subtle changes in 2008’s total loss indexes compared to the values disclosed in the previous Administration Report. This fact, which affected only Amazonas Energia and Boa Vista Energia, took place by virtue of adjustments carried out in the energy balance sheets of these companies.

	Technical Losses (%)		Non-technical Losses (%)		Total Losses (%)

	2008	2009	2008	2009	2008	2009
Amazonas Energia	8.50	7.71	29.67	34.97	38.17	42.68
Boa Vista Energia	8.51	7.62	8.08	9.47	16.59	17.09
Ceal	12.75	12.03	17.25	19.31	30.00	31.34
Cepisa	14.17	13.71	21.97	21.75	36.14	35.46
Ceron	10.00	10.00	23.56	21.60	33.56	31.60
Eletroacre	12.71	11.70	13.48	14.50	26.19	26.20

Eletrobras

23.5 - DEC/FEC

In 2009, a decrease in Cepisa’s Ceron’s and Boa Vista Energia’s DEC - Consumer Supply Interruption Equivalent Duration and FEC - Consumer Supply Interruption Equivalent Frequency global indexes was verified, compared to the values in 2008. Ceal, Eletroacre and Amazonas Energia, on the other hand, registered an increase in the same time period.

Considering the goals, per consumer groups (monthly, quarterly and yearly), defined by Aneel, only Boa Vista Energia did not violate its goals for 2009, maintaining the same result already presented in 2008 for DEC and decreasing the number of violated groups in FEC.

Eletroacre and Amazonas Energia presented an increased number of violated groups in DEC compared to the previous year, increasing from one to two and 33 to 99, respectively. Regarding the FEC, the number of violated groups increased from one to ten at Eletroacre and 17 to 20 at Amazonas Energia, in the same time period. It is worth emphasizing that Amazonas Energia (capital city) violated its DEC indexes in 100% of the groups.

Still compared to 2008, Cepisa and Ceron presented a decreased number of violated groups, from 81 to 73 and 22 to 11, respectively. Regarding the FEC, the number of violated groups decreased from 70 to 63 at Cepisa and 22 to 10 at Ceron. Ceal presented a decrease in DEC violated groups, from four to three, and an increase in FEC violated groups, from zero to two.

For the companies that presented an increased violation of groups, it can be observed that the predominant factor that contributed to this fact was the great amount of rain that fell early in the year, above the historic average. At Amazonas Energia, the generation and distribution system overload was also decisive.

It is important to emphasize that significant decreases in these indexes require great investments in the expansion of the electric system and the acquisition of grid monitoring systems, as well as continuous improvement of the preventive maintenance process. In this sense, the application of projects that will be financed by the World Bank, as of 2010, and used to improve the substations and distribution grids, will certainly contribute to the establishment and maintenance of the DEC and FEC levels within the values established by the regulating agent.

Supply Interruption per Consumer (DEC) - Hour/Year
	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Amazonas Capital	Amazonas Interior
2008	15	20	52	37	15	54	87
2009	9	21	44	34	47	52	104

Frequency of Supply Interruption per Consumer(FEC) - No. of Interruptions/Year
	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Amazonas Capital	Amazonas Interior
2008	39	15	36	46	20	29	93
2009	21	16	33	42	42	31	107

23.6 - Non-Compliance

Although still insufficient, 2009 presented a decrease of 2.4% in the nominal inventory of over due debts, now being R$1.072 billion against R$1.099 billion in 2008.

The companies that contributed the most to this decrease were Ceal, Cepisa and Boa Vista Energia which, separately, represented a decrease of 18.3% in the total amount of overs due debts. The former obtained a decrease amounting to R$ 63 million, representing a decrease of 24.4% in the overall over due debts. At Cepisa, the decrease was R$ 6.2%, which represented a R$ 18 million recovery of the total over due debts. At Boa Vista Energia, a decrease of 36.9% in over due debts was verified as a result of the negotiations with the Roraima Water and Sewage Company (Caer) and the Roraima Development Company (Codesaima), amounting to R$ 38,8 and R$ 13,4 million, respectively.

Eletrobras

All of Eletrobras' Distribution Companies are adopting intensive practices for reducing over due debts. In this context, a set of actions is being implemented, aiming at recovering the due indebtedness. These actions are mainly focused on: the campaigns through the local press (newspapers, radio, television and the internet); the negative image at Cadin, SPC and Serasa (Credit Protection Services); the personalized charges to the main clients, Public Powers and Services; the outsourcing of court services and reclosure per productivity; the installment plan campaigns for due accounts; and the development of lawsuits for recovering credit.

Distribution Companies’ Consolidated Non-Compliance - R$ thousands
Class	2005	2006	2007	2008	2009
Residential	196,969	213,461	264,616	245,998	268,310
Commercial	100,064	101,092	117,130	119,962	127,401
Industrial	93,100	112,289	150,014	171,965	203,013
Rural	33,757	34,107	40,824	46,462	53,365
Public Power	112,707	123,822	135,479	143,700	162,930
Public utility	215,355	291,974	372,062	306,566	203,979
Public Lighting	28,682	30,075	3,269	65,199	53,922
Total	780,634	906,820	1,115,394	1,099,852	1,072,920

Per Distribution Company:

Eletrobras

23.7 -  Client Service

In 2009, regarding the great process of ‘Client Service’, the six Energy Distributing companies of the Eletrobras System achieved the following marks:

Description	2009
Total Number of Consumers	3,124,017
Total Number of Cities Supplied	464
Number of Service Agencies	210
Number of Service Stations	138
Total Number of Services Performed (Agencies and Stations)	2,388,486
Number of Service Centers - SP (CCs)*	131
Total Number of Calls Answered (CCs)	4,141,506

In virtually all of the companies, there were improvements in the personal service (Stores and Service Stations) and remote service (Call Centers - CC). As an example, we can cite:

Acre: Broadening of the CC in seven Service Stations - STs and the creation of a Virtual Agency, with on-line services available;

Alagoas: Creation of a Virtual Agency with on-line services available and broadening and renovation of the CC, with an increased number of assistants and training for them.

Amazonas: Opening of service stations, including a ‘mini station’ in PROCON - AM’s premises, creation of a Virtual Agency with on-line services available, increased number of assistants so as to offer greater efficiency in the service process and the consequent increased client satisfaction, execution of courses focusing on the continuous improvement of commercial assistants and the implanting of a chat between Amazonas Energia and handicapped clients (deaf or mute).

Piauí: Renovation and improvement of the Capital City’s main agency, reopening of the ‘citizen space’ agency with a broad renovation, in partnership with the Social Assistance State Secretariat, availability of a moving agency so as to better assist particular neighborhoods of Teresina, creation of a Virtual Agency with on-line services available and broadening and renovation of the CC, with an increased number of assistants and training for them.

Rondônia:  Creation of a Virtual Agency with on-line services available, implementing of the Auto-Service Terminal - TAS, which issues a copy of a bill, also, a web service module was developed, through which it is possible to obtain a copy of a bill to be paid at the Post Office.

Roraima: Creation of a Virtual Agency with on-line services available, such as: copy, electric damages, pruning of trees, reconnection, among others, as well as maintenance of the ISO 9001/2000 Certification in Commercial and Emergency Service Processes.

Eletrobras

24 - PERFORMANCE APPRAISAL

	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
I - HUMAN RESOURCES
1.1 - Remuneration
Gross Payroll	122,557	99,847	2,941,609	2,577,809
- Employees	119,730	97,486	2,925,961	2,559,882
- Administrators	2,827	2,361	15,648	17,927
Relation between the highest and the lowest remuneration
- Employees	14,81	14,03
- Administrators	1,00	1,00
1.2 - Granted Benefits
Social Contribution	40,508	32,073	814,828	710,755
Food	8,877	8,124	181,042	171,961
Transportation	478	498	16,674	14,205
Private Pension	56,491	17,540	277,236	234,377
Health	44,432	10,818	282,745	230,906
Work-related safety and medicine	4,157	3,365	25,817	18,477
Daycare Education or Daycare Support	1,215	930	156,230	23,488
Culture	-	-	2,182	4,100
Professional capacitation and development	6,406	3,383	58,256	51,601
Others	-	-	246,075	182,334
Participation in the profits or results	27,000	23,000	207,844	275,227
T O T A L	189,564	99,731	2,268,929	1,917,431
1.3 - Functional Body Composition
No. of employees at the end of the fiscal year	1,300	1,182	25,809	25,248
No. of employees hired	227	197	1,181	1,573
No. of employees dismissed	189	107	754	559
No. of interns at the end of the fiscal year	197	205	2,383	2,092
No. of handicapped employees at the end of the fiscal year	4	3	635	685
No. of outsourced service providers at the end of the fiscal year	-	-	7,333	8,981
No. of employees per gender:
- Male	857	786	21,060	20,609
- Female	443	396	4,749	4,639
No. of employees per age bracket:
- Under 18	-	-	-	2
- From 18 to 35	417	313	5,789	5,247
- From 36 to 60	808	808	18,618	16,878
- Over 60	75	61	1,402	1,895
No. of employees per level of education:
- Illiterate	-	-	-	-
- Grammar School completed	99	20	3,580	3,211
- High School completed	170	254	5,587	5,487
- Technical Course(s) completed	-	-	6,194	6,470
- College completed	569	479	7,719	7,412
- Graduate studies finished	462	429	2,729	2,668
Rate of C-Level personnel, per gender:
- Male	0,74	0,74		-
- Female	0,26	0,26		-
1.4 - Work-related contingencies and liabilities
Number of labor litigations against the company	30	415	4,466	3,989
Number of labor litigations deemed valid	14	255	17,477	20,725
Number of labor litigations deemed invalid	20	31	5,467	6,052
Total amount of indemnity and fines paid by court order	18,495	5,299	158,430	47,382

Eletrobras

II - Interactions between the Company and the External Environment
2.1 - Relationship with the Community
Total investments in:
- Education	2,540	1,584	16,341	17,036
- Culture	34,379	25,525	50,756	40,902
- Health and infrastructure	443	3,299	45,449	39,872
- Sports and leisure	19,572	7,443	21,451	8,974
- Food	-	-	4,471	3,896
- Job and income generation	1,084	566	7,845	6,528
- Resettlement of Families	-	-	145,764	134,086
Others	-	200	17,677	22,384
Total investments	58,018	38,617	309,754	270,678
Taxes (social contributions excluded)	221,394	1,341,612	2,510,747	4,061,918
Financial compensation for the use of hydric resources	-	-	562,482	479,314
Total Relationship with the community	279,412	1,380,229	3,382,983	4,814,910
2.2 - Interaction with the Suppliers
Social responsibility criteria used for selecting suppliers	-	-
III - Interaction with the Environment
Investments and expenditures in the operating processes for improvements in the environment;	-	-	100,751	109,122
Investments and expenditures in the preservation and/or recovery of degraded environments;	-	-	45,417	33,189
Investments and expenditures in environmental education for employees, outsourced personnel, autonomous personnel and administrators of the company;	-	-	178	178
Investments and expenditures in environmental education for the community;	-	-	5,241	5,081
Investments and expenditures in other environmental projects;	-	-	49,608	56,501
Quantity of environmental, administrative and legal lawsuits against the company;	-	-	1	7
Cost of the fines and indemnity related to the environmental subject, determined by administration or court;	-	-	62	-
Environmental liabilities and contingencies.	-	-	-	-
Total interaction with the Environment	-	-	201,258	204,078

IV - Further Information
Net Income (NI)	9,439	11,310	19,341,668	19,073,841
Operating Result (OR)	(1,069)	8,481	1,110,387	(24,603)

Independent Accountants' Report

To the Administrators and Shareholders

Centrais Elétricas Brasileiras

(Brazilian Electric Centers) S.A. - Eletrobras

1          We examined the balance sheet from Centrais Elétricas Brasileiras S.A.- Eletrobras ('Company' or 'Eletrobras') on December 31st, 2009 and the correspondent result, Net Assets changes, cash flow and value added statements from the fiscal year finished on this date, elaborated under the responsibility of your administration.   Our responsibility is to issue a report concerning these financial statements.   As mentioned in the explanatory note 13, the examination of financial statements from certain associated companies are carried out under the responsibility of other independent accountants.   In Eletrobras' financial information, the investments of these associated companies were evaluated by the equity accounting method and represent investments of R$ 6,359,637 thousand at December 31st, 2009 and the participation in the results amounts to R$ 1,383,048 thousand in the fiscal year finished on December 31st, 2009.   Itaipu Binacional's financial statements, with total assets of R$ 9,865,700 thousand on December 31st, 2009, included in the consolidated financial information, were also examined by other independent accounts.   Our report, as far as the values generated by these companies are concerned, is based exclusively on the reports from these other accountants.

2          Our examination was conducted according to the audit norms applicable in Brazil, which require that examinations be conducted aiming at confirming the adequate presentation of financial statements in all of their relevant aspects.   Therefore, our examination comprehended, among other procedures:  (a) the planning of works, considering the relevance of balances, the volume of business and the Company's financial and internal control systems, (b) the verification, based on tests, of the evidence and registers supporting the disclosed values and financial information and (c) the evaluation of more representative financial practices and estimates adopted by the Company's administration, as well as of the presentation of the financial statements as a whole.

3          Based on our examination and the responsibility reports from other independent accountants, as mentioned in paragraph 1, we reckon that the financial statements referred to in the first paragraph adequately present, in all the relevant aspects, the equity and financial position of Centrais Elétricas Brasileiras S.A - Eletrobras, on December 31st, 2009, and the result of operations, the Net Assets, the cash flows and value-added of the fiscal year finished on this date, according to the financial practices adopted in Brazil.

Centrais Elétricas Brasileiras

(Brazilian Electric Centers) S.A. - Eletrobras

4          Based on the determinations of Law No. 12,111/2009, certain subsidiary distribution companies from the northern region acknowledged, on December 2009, the amount of R$ 435,385 thousand substantially concerning the reimbursement of the amount spent on buying inputs arising from the energy production incurred by the companies in the Isolated System from August to December 2009, as mentioned in Note 13.   Additionally, the distributing companies controlled by Eletrobras located in the northern region have yet to recover taxes amounting to R$ 1,388,160 thousand, which, in the terms of the aforementioned Law, will not contain accretion anymore and will be realized in the distribution operations within an estimate term of approximately four years.   Said Law still lacks regulation, whereas the occasional effects arising from the determination of the regulation characteristics by the Brazilian National Electric Energy National Agency - ANEEL, if any, will be acknowledged when this process finishes, as mentioned in Note 12.

5          Due to 2009's tariff readjustment of the subsidiary Amazonas Distribuição de Energia S.A., foreseen by the concession agreement, ANEEL confirmed, temporarily, the regulatory remuneration base.   The possible effects arising from the definite regulatory remuneration base, if any, will be reflected on the financial position of the subsidiary Amazonas Distribuição de Energia S.A. in future fiscal years.

6          As described in explanatory note 15, the Company keeps provision for losses in advances for future capital increase in certain subsidiaries of the energy distribution segment amounting to R$ 1,858,603 thousand, also presenting provision for unsecured liabilities amounting to R$ 53,660 thousand.   The companies have been verifying repetitive losses in their operations, whereas the financial information of these subsidiaries were elaborated according to the financial practices adopted in Brazil and applicable to companies in normal operation regime.   The administration plans regarding the financial implementation of said companies includes the process of capitalization of debts and advances for future capital increase yet to be put into effect, as mentioned in explanatory note 42.   The financial statements do not include any readjustments due to these uncertainties.

7          The financial statements of the associated companies CEEE - D - Companhia de Estadual de Distribuição de Energia Elétrica (Electricity Distribution State Company) and CEEE - GT - Companhia Estadual de Geração e Distribuição de Energia Elétrica (Electricity Distribution and Generation State Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from March 5th, 2010, containing a matter of emphasis paragraph related to the acknowledgement of adjusting credits in the Result Accounts to Offset - CRC regarding complementing and supplementing the retirement of their autarchic employees, as per favorable judicial decision. Only after confirming the court expert's calculations will it be possible to determine the reflections on the financial statements, if any, as well as the realization of these credits, considering that the charging forms of these credits respect Law No. 8.631/1993.

Centrais Elétricas Brasileiras

(Brazilian Electric Centers) S.A. - Eletrobras

8          The financial statements of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (São Paulo's Electricity Transmission Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from February 5th, 2010, containing a matter of emphasis paragraph related to the reimbursement of the expenses with the retirement complementation plan, according to Law No. 4,819/1958.   The associated company's administration, supported by its legal counsels, understands that the payment of the benefits related to this plan is solely the State Government's responsibility and, consequently, does not register any loss-related obligation or provision regarding this plan in the company's financial statement.

9          The financial statements of the associated company EMAE - Empresa Metropolitana de Águas e Energia (Water and Energy Metropolitan Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from March 19th, 2010, containing a matter of emphasis paragraph related to the normal continuity of businesses.   The company, eliminating the extraordinary profits verified in the fiscal year 2008 (selling of energy in the scope of the Electricity Trading Chamber - CCEE and leasing operations), has been suffering continuous operating losses, factors which bring about doubts concerning the continuity of its operations.   The company's administration has been evaluating the economic/financial impacts on its business, resulting from changes introduced by the Sector Model implemented in 2004 and the recent experiences with electricity auctions. As a result of this evaluation, the administration understands that other measures will be necessary, currently being discussed between the Granting Authority (Brazilian National Electric Energy Agency - ANEEL and the Ministry of Mines and Energy) and the controlling shareholder (São Paulo's State Government, in addition to the already taken measures, so as to reduce costs and increase the company's income, allowing for the profitability of its operations and the realization of the investments made in its power generation grid, whose balance amounted to R$ 599,450 thousand on December 31st, 2009, mainly composed by the Henry Borden Hydroelectric Plant.   The financial statements were elaborated according to the financial practices adopted by companies in normal operations regime and do not include any adjustment regarding the realization and classification of assets values or the values and classification of liabilities which may be required in the instance of occasional interruption of operations.

Centrais Elétricas Brasileiras

(Brazilian Electric Centers) S.A. - Eletrobras

10        The examination of the financial statements from the fiscal year finished on December 31st, 2008, presented for the purpose of comparison, was conducted under the responsibility of other independent accountants, who issued a report dating from March 5th, 2008, with an exception due to the lack of presentation of reports from independent accountants regarding the financial statements of certain associated companies, whose investments were evaluated by the equity accounting method.   It was not possible, through additional audit procedures, to assess the adequacy of the amounts of these investments, as well as the equity results of R$ 1,526,447 thousand and R$ 34,969 thousand, respectively, in the fiscal year finished on December 31 st, 2008. Additionally, the following matter of emphasis paragraphs were included:

(a)        Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

(b)        Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A..

(c)        Uncertainty about the use of tax credits from PIS/PASEP and COFINS regarding the examination period from 2004 to 2008 registered in  Manaus Energia S.A.'s non-current asset in compliance with the official memorandum No. 2.775/2008 - SFF/ANEEL.

(d)        The assumption of the continuity of operations of Manaus Energia S.A, Boa Vista Energia S.A and Companhia de Eletricidade do Acre (Acre’s Electricity Company) - Eletroacre due to losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling shareholder.

Centrais Elétricas Brasileiras

(Brazilian Electric Centers) S.A. - Eletrobras

(e)        Emphasis regarding the opinion of independent accountants about CTEEP's - Companhia de Transmissão de Energia Elétrica (Electricity Transmission Company) financial statements related to the fiscal years finished on December 31st, 2007 and 2008 concerning the payment of the retirement complementation plan, governed by Law No. 4,819/1958.

Rio de Janeiro, March 30th, 2010

PricewaterhouseCoopers

Independent Accountants

CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora

Contador CRC 1SP168278/O-4 "S" RJ

Eletrobras

AUDIT COMMITTEE

356th Meeting

REPORT ON THE FINANCIAL STATEMENTS

31.12.2009

The Audit Committee of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the scope of its legal and statutory attributions, acknowledged the Administration Report and carried out an examination of the Financial Statement regarding for the year ended December 31, 2009, comprised of the Balance Sheet, the Statement of Operations, the Changes in Shareholders' Equity, Cash Flows, Value Added and the Notes to the Financial Statements and their exhibits, complemented by the Independent Auditors' Report. It also includes details about the proposal related to the distribution of the year’s result.

Considering the Company’s monitoring work developed by the Audit Committee throughout the year, based on the analysis of the documents presented, the information provided by the Accounting Department - DFC and the opinion issued by PricewaterhouseCoopers Auditores Independentes' report, which confirms that the Financial Statements present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras at December 31, 2009, the Audit Committee of Eletrobras are of the opinion that the referred Financial Statements are appropriate to submit for the consideration of the Annual General Meeting of the shareholders of the Company.

It is also the opinion that Eletrobras’ Administration’s proposal regarding the appropriation of the 2009’s result is supported by present legal and corporate provisions.

Brasilia, March 30, 2010.

ÉDISON FREITAS DE OLIVEIRA	HAILTON MADUREIRA DE ALMEIDA
President	Counselor

DANILO DE JESUS VIEIRA FURTADO	ANA LUCIA DE PAIVA LORENA FREITAS
Counselor	Counselor

Centrais Elétricas Brasileiras SA - Eletrobras
Balance Sheets at December 31, 2009 and 2008.
(In thousands of reais)

	PARENT COMPANY		C O N S O L I D A DTED
ASSETS	2009	2008	2009	2008

CURRENT ASSETS
Cash and cash equivalents	12,495,718	9,370,041	15,398,093	12,832,000
Restricted cash	1,341,720	734,386	1,341,719	734,386
Consumers and resellers	1,611,189	1,709,569	4,260,617	4,341,459
Financing and loans	3,539,436	2,697,114	1,922,866	1,493,271
Fuel Consumption Account - CCC	375,558	573,993	375,558	554,748
Return on investments	1,483,062	1,212,966	340,607	261,093
Rescheduled receivables	51,786	84,371	421,922	619,871
Deferred tax assets	701,025	1,418,353	1,120,239	2,081,850
Reimbursement rights	278,239	516,766	946,212	516,766
Sundry Debtors	382,315	171,165	582,749	377,879
Storeroom	1,960	1,879	859,285	759,963
Prepaid expenses	-	-	88,176	76,874
Others	141,943	87,306	536,922	947,497
	22,403,951	18,577,909	28,194,965	25,597,657

NON-CURRENT ASSETS
LONG-TERM RECEIVABLES
Financing and loans	25,177,898	39,537,157	9,836,412	13,467,643
Rescheduled receivables	104,337	199,646	1,523,630	2,070,302
Marketable Securities	682,624	613,374	687,291	617,889
Nuclear fuel inventories	-	-	755,434	725,142
Deferred tax assets	2,493,243	1,348,168	4,581,036	2,786,948
Fuel Consumption Account - CCC	1,074,402	572,279	1,074,402	572,279
Reimbursement rights	1,803,348	4,312,809	1,842,309	4,312,809
Others	141,992	73,547	712,452	1,363,886
	31,477,844	46,656,980	21,012,966	25,916,898
Advances for future capital increase	9,926,015	730,281	4,000	4,027
	41,403,859	47,387,261	21,016,966	25,920,925

INVESTMENTS	44,024,992	43,682,716	6,816,146	5,896,865
FIXED ASSETS	30,899	25,494	77,261,818	80,262,674
INTANGIBLE ASSETS	51,855	53,706	526,764	375,811
	85,511,605	91,149,179	105,621,694	112,456,275
TOTAL ASSETS	107,915,556	109,727,088	133,816,659	138,053,932

The accompanying notes and exhibits I, II, III, IV, V and VI are an integral part of these financial statements.

Centrais Elétricas Brasileiras SA - Eletrobras
Balance Sheets at December 31, 2009 and 2008.
(In thousands of reais)

	PARENT COMPANY		CONSOLIDATED

LIABILITIES AND SHAREHOLDERS EQUITY	2009	2008	2009	2008

CURRENT LIABILITIES
Financing and loans	230,045	192,181	998,626	1,714,611
Compulsory loan	12,941	85,205	12,941	85,205
Suppliers	1,509,907	1,676,071	3,471,735	2,594,567
Advances from clients	24,108	15,381	63,400	53,159
Taxes and social contributions	236,560	1,363,854	1,144,100	2,075,726
Fuel Consumption Account - CCC	923,535	649,341	923,535	670,482
Shareholders’ Remuneration Dividends payable	3,526,522	1,914,222	3,553,545	1,948,109
Payable to the Brazilian National Treasury	76,036	72,236	76,036	72,236
Estimated obligations	9,448	67,835	832,535	550,573
Reimbursement obligations	1,264,046	923,344	1,264,046	923,344
Supplementary pension	37,448	-	423,087	502,699
Provisions for contingencies	-	-	121,526	1,481,709
Regulatory fees	-	-	596,468	708,285
Others	45,130	78,910	681,843	906,311
	7,895,726	7,038,580	14,163,423	14,287,016

NON-CURRENT LIABILITIES
Financing and loans	4,871,949	3,965,930	16,791,118	18,297,562
Payable to the Brazilian National Treasury	1,344,571	2,854,201	1,344,571	2,854,201
Global Reversion Reserve - RGR	7,656,946	7,193,770	7,656,946	7,193,770
Compulsory loan	127,358	129,866	127,358	129,866
Taxes and social contributions	-	943,882	1,155,410	2,713,664
Shareholders’ Remuneration	7,697,579	-	7,697,579	-
Decommission obligations	-	-	215,306	266,168
Advances from clients	-	-	978,980	1,018,488
Fuel Consumption Account - CCC	908,832	572,279	908,832	1,432,982
Provisions for contingencies	827,685	1,009,514	2,302,017	1,695,556
Supplementary pension	101,472	-	2,000,398	1,567,002
Provision for unsecured liabilities of subsidiaries	53,660	353,921	-	-
Others	337,993	46,784	2,177,792	746,628
MINORITY INTEREST	23,928,045	17,070,147	43,356,307	37,915,887
PARTICIPATION OF NON-PARENT COMPANY SHAREHOLDERS	-	-	205,144	232,668
SHAREHOLDERS EQUITY
Capital stock	26,156,567	26,156,567	26,156,567	26,156,567
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Revaluation reserves	179,427	196,906	179,427	196,906
Revenue reserves	19,009,667	28,900,908	19,009,667	28,900,908
Carrying value adjustments	(15,043)	28,285	(15,043)	28,285
	71,378,960	81,331,008	71,378,960	81,331,008
Advances for future capital increase	4,712,825	4,287,353	4,712,825	4,287,353
	76,091,785	85,618,361	76,091,785	85,618,361
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	107,915,556	109,727,088	133,816,659	138,053,932

The accompanying notes and exhibits I, II, III, IV, V and VI are an integral part of these financial statements.

Centrais Elétricas Brasileiras SA - Eletrobras
Statements of Income Years Ended December 31, 2009 and 2008.
(In thousands of reais unless otherwise indicated)

	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
OPERATING REVENUES
Electricity operations	6,710,772	10,927,053	27,099,094	31,450,764
(-) Sector charges	-	-	(1,292,859)	(1,191,673)
(-) ICMS (value-added tax)	-	-	(1,047,356)	(984,608)
Corporate participation	2,727,955	382,799	1,594,739	665,533
Other revenues	-	-	1,298,895	448,616
	9,438,727	11,309,852	27,652,513	30,388,632
OPERATING EXPENSES
Personnel, supplies and services	434,499	278,453	6,453,314	5,439,642
Energy purchased for resale	7,298,919	9,572,208	6,122,533	8,832,314
Fuel for electricity production	-	-	742,372	1,158,856
PASEP and COFINS	43,159	160,551	1,504,665	1,464,809
Electric grid use	-	-	1,270,463	1,101,220
Remuneration and reimbursements
compensation and refund	-	-	1,184,482	1,100,777
Depreciation and amortization	6,075	6,864	2,397,874	2,339,904
Operating provisions	1,109,291	303,994	1,516,796	1,544,091
Itaipu’s income to offset	-	-	669,675	835,885
Donations and contributions	183,045	153,650	237,872	217,913
Others	65,342	150,159	904,351	495,320
	9,140,330	10,625,879	23,004,397	24,530,731
OPERATING PROFIT BEFORE THE
FINANCIAL RESULT	298,397	683,973	4,648,116	5,857,901
FINANCIAL RESULT	(1,367,425)	7,797,423	(5,273,903)	3,383,768
OTHER (EXPENSES) AND REVENUES	-	-	(97,697)	(32,258)
OPERATING RESULT	(1,069,028)	8,481,396	(723,484)	9,209,411
PROFIT BEFORE SOCIAL CONTRIBUTION AND MINORITARY INTEREST	(1,069,028)	8,481,396	(723,484)	9,209,411
Income tax	932,493	(1,700,759)	887,304	(2,019,608)
Social contribution on net profit	334,061	(621,140)	309,115	(863,656)
PROFIT BEFORE PARTICIPATIONS	197,526	6,159,497	472,935	6,326,147
Participation in the profits	(27,000)	(23,000)	(207,482)	(176,817)
Minoritary interest	-	-	(94,927)	(12,833)
NET INCOME FOR THE YEAR	170,526	6,136,497	170,526	6,136,497
NET INCOME PER SHARE	R$0.15	R$5.42	R$0.15	R$5.42

The accompanying notes and exhibits I, II, III, IV, V and VI are an integral part of these financial statements.

Centrais Elétricas Brasileiras SA - Eletrobras
Statements of Cash Flows Years Ended December 31, 2009 and 2008.
(In thousands of reais)

Cash Flow Statement

	2009	2008	2009	2008
		Reclassified		Reclassified
OPERATING ACTIVITIES
Result before the Income Tax and Social Contribution	(1,096,029)	8,458,395	(723,484)	9,742,311
Adjustments to reconcile profit and the cash generated by the operations:
Depreciation and amortization	6,075	6,864	2,397,874	2,334,542
Net monetary/exchange variations	4,442,707	(3,963,453)	(2,825,479)	(7,410,438)
Financial charges	(1,927,925)	(3,412,645)	1,372,349	(2,018,629)
Equity result	(2,727,955)	(462,789)	(1,596,278)	(314,267)
Provision for unsecured liabilities	(300,261)	(521,856)	-	(521,856)
Provision for deferred taxes	-	-	-	44,650
Allowance for doubtful accounts	1,246,741	(88,369)	2,068,093	338,318
Provisions for contingencies	(99,242)	-	(121,923)	309,953
Provision for supplementary pension plan	68,623	-	281,955	61,130
Provision for assets impairment	-	-	(673,231)	770,293
Global Reversion Reserve Charges	310,998	287,640	542,516	504,606
Present value adjustment	-	-	68,285	(108,222)
Regulatory Asset/Liability	786,624	(1,319,927)	784,895	(1,338,020)
Minoritary participation in the result	-	-	(94,927)	(12,833)
Financial charges on the incidents over the Net Assets	1,422,984	1,511,755	2,495,110	3,011,670
Itaipu’s income to offset	-	-	669,675	835,885
Loss/Gain on asset disposals	-	-	290,988	86,187
Others	(90,628)	(79,358)	1,070,367	124,262
	3,138,741	(8,042,138)	6,730,269	(3,392,069)
(Increase)/decrease in operating assets
Restricted cash	(607,333)	100,348	(607,333)	100,348
Consumers and resellers	98,382	(360,309)	80,842	(159,135)
Fuel Consumption Account - CCC	198,434	(236,717)	179,190	(189,382)
Deferred tax assets	215,205	(354,862)	832,477	399,149
Reimbursement rights	238,528	(337,306)	238,528	(337,306)
Sundry Debtors	(211,150)	119,675	(204,870)	54,660
Storeroom	-	639	(99,240)	(118,123)
Payments in advance	-	-	(11,302)	13,893
Others	(54,718)	(13,281)	410,493	(265,588)
	(122,652)	(1,081,813)	818,784	(501,485)
Increase/(decrease) in operating liabilities
Compulsory loan	(72,264)	(11,503)	(72,264)	(11,504)
Suppliers	(166,164)	406,707	918,742	118,123
Advances from clients	8,728	(186,869)	10,241	(184,282)
Social taxes and contributions	-	-	(2,489,880)	119,932
Fuel Consumption Account - CCC	274,194	133,923	253,053	151,960
Estimated obligations	(58,387)	(10,439)	281,961	82,426
Reimbursement obligations	340,701	479,119	340,702	479,119
Regulatory fees	-	-	(111,816)	166,317
Others	46,847	45,260	(224,468)	(304,353)
	373,653	856,198	(1,093,729)	617,739
Cash from operating activities	2,293,713	190,641	5,731,840	6,466,496
Payment of Financial Charges	(78,062)	(79,904)	(1,058,099)	(1,586,282)
Payment of Global Reversion Reserve Charges	(741,256)	-	(945,791)	(202,838)
Receipt of Financial Charges	542,569	-	574,508	69,666
Payment of Income Tax and Social Contribution	(450,649)	(147,797)	(907,258)	(710,252)
Judicial Deposits	(1,232)	-	(431,924)	(23,453)
Net cash from operating activities	1,565,082	(37,060)	2,963,275	4,013,337
FINANCING ACTIVITIES
Long-term loans and financing obtained	2,241,945	1,403,383	3,114,730	2,999,503
Payment of loans and financing - principal	(221,247)	(259,768)	(797,337)	(1,066,550)
Payment of shareholders’ remuneration	(1,102,644)	(1,045,368)	(1,132,677)	(1,224,532)
Payment of refinancing - taxes and contributions - principal	-	-	(97,480)	(96,501)
Global Reversion Reserve	896,445	(65,256)	825,548	(65,256)
Others	(231,860)	207,945	1,403,821	(274,425)
Net cash from financing activities	1,582,639	240,936	3,316,605	272,239
INVESTMENT ACTIVITIES
Concession of loans and financing	(2,721,094)	(2,776,170)	(561,732)	(1,062,135)
Receipt of loans and financing granted	1,846,586	6,381,708	1,256,263	5,902,297
Renegotiated energy credits received	-	-	562,266	366,426
Acquisition of fixed assets	(83,320)	(1,406)	(4,998,588)	(4,107,586)
Acquisition of intangible assets	-	-	(176,532)	(15,091)
Acquisition/increase of capital in companies	(523,681)	(168,050)	(1,161,036)	(740,928)
Receipt of return on investment in companies	1,459,495	789,113	1,359,579	744,213
Others	(29)	(22,006)	5,994	(93,827)

Centrais Elétricas Brasileiras SA - Eletrobras
Statements of Cash Flows Years Ended December 31, 2009 and 2008.
(In thousands of reais)

Net cash from investment activities	(22,044)	4,203,189	(3,713,786)	993,369
Increase (decrease) in cash and cash equivalents	3,125,678	4,407,065	2,566,093	5,278,946
Cash and cash equivalents at the beginning of the year	9,370,041	4,962,976	12,832,000	7,553,055
Cash and cash equivalents at the end of the year	12,495,719	9,370,041	15,398,093	12,832,000
	3,125,678	4,407,065	2,566,093	5,278,945

The accompanying notes and exhibits I, II, III, IV, V and VI are an integral part of these financial statements.

Centrais Elétricas Brasileiras SA - Eletrobras
Statement of Changes in Shareholders' Equity for the years Ended on December 31, 2009 and 2008.
(In thousands of reais)

			REVENUE RESERVES					CARRYING VALUE ADJUSTMENTS	RETAINED EARNINGS

	SUBSCRIBED AND INTEGRATED CAPITAL STOCK	CAPITAL RESERVES	REVALUATION RESERVES	LEGAL	STATUTORY	UNDISTRIBUTED DIVIDENDS	PROFIT RETENTION			ADVANCES FOR FUTURE CAPITAL INCREASE	TOTAL SHARE- HOLDERS EQUITY

At December 31st , 2007	24,235,829	25,907,304	208,109	1,731,038	15,699,751	8,300,832	68,748			3,811,625	79,963,236
Initial adjustments arising from Law No. 11.638/2007											-
Parent Company									(767,186)		(767,186)
Companies evaluated by the MEP									258,654		258,654
Incorporation of revenue reserves	1,859,401				(1,790,653)		(68,748)				-
Conversion of Compulsory Loans	61,337	141,038									202,375
Accumulated conversion adjustments								28,285			28,285
Financial charges – Decree No.2.673/98						1,036,026				475,728	1,511,754
Realization of reevaluation reserves			(11,203)						11.203		-
Net income for the year									6,136,497		6,136,497
Appropriations of net income											-
Constitution of reserves				306,824	3,129,614		487,476		(3,923,914)		-
Shareholders’ remuneration									(1,715,254)		(1,715,254)

At December 31st , 2008	26,156,567	26,048,342	196,906		17,038,712	9,336,858		28.285	-	4,287,353	85,618,361
				2,037,862			487,476
Treasury shares					(879)						(879)
Accumulated translation adjustments – Itaipu								(29.790)			(29,790)
Carrying value adjustments – Invested hedge								(13.538)			(13,538)
Financial charges – Decree No. 2.673/98						926,581				425,472	1,352,053
Reversion for payment						(10,263,439)					(10,263,439)
Realization of revaluation reserves			(17,479)						17,479		-
Reversion of reserves					(161,523)		(487,476)		648,999		-
Net income for the year									170,526		170,526
Appropriations of net income
Constitution of reserves				8,527	86,968				(95,495)		-
Shareholders’ remuneration									(741,509)		(741,509)

At December 31st , 2009	26,156,567	26,048,342	179,427	2,046,389	16,963,278	-	-	(15,043)	-	4,712,825	76,091,785

STATEMENTS OF VALUE ADDED YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands of reais)

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
		Reclassified		Reclassified
1 - REVENUES (EXPENSES)
Sale of goods, products and services	6,710,772	10,927,054	27,350,633	30,914,772
Non-operating	-	-	(97,697)	(32,258)
	6,710,772	10,927,054	27,252,936	30,882,514
INPUTS ACQUIRED FROM THIRD PARTIES
Materials, services and others	(162,935)	(207,671)	(5,975,082)	(5,302,410)
Sectoral chargers	-	-	(1,292,859)	(1,191,673)
Energy purchased for resale	(7,298,919)	(9,572,208)	(6,122,533)	(8,832,314)
Fuel for electric energy production	-	-	(742,372)	(1,158,856)
	(7,461,854)	(9,779,879)	(14,132,846)	(16,485,253)
3 - GROSS VALUE ADDED	(751,082)	1,147,175	13,120,090	14,397,261
4 - RETENTIONS
Operating provisions	(1,109,291)	(303,994)	(1,516,796)	(1,544,091)
Depreciation, amortization and depletion	(6,074)	(6,864)	(2,397,874)	(2,339,904)
	(1,115,365)	(310,858)	(3,914,670)	(3,883,995)
5 - NET VALUE ADDED PRODUCED BY THE ENTITY	(1,866,447)	836,317	9,205,420	10,513,266
6 - VALUE-ADDED RECEIVED IN TRANSFER
Equity in the results of investees	2,727,955	382,799	1,594,739	665,533
Financial income	5,210,957	5,526,192	2,988,986	2,864,773
	7,938,912	5,908,991	4,583,725	3,530,306
7 - TOTAL VALUE-ADDED TO BE DISTRIBUTED	6,072,465	6,745,308	13,789,145	14,043,572
VALUE ADDED DISTRIBUTION
PERSONNEL
. Personnel, charges and fees	277,482	200,973	4,197,665	3,532,370
. Employees’ participation in the profits	27,000	23,000	207,482	176,817
. Retirement and pension plan	59,425	19,968	309,539	138,064
	363,907	243,941	4,714,686	3,847,251
TAXES
. Taxes, fees and contributions	(1,223,395)	2,482,450	308,246	4,348,073
THIRD PARTIES
. Financial charges and rents	6,578,383	(2,271,230)	8,262,888	(518,995)
. Donations and contributions	183,044	153,650	237,872	217,913
	6,761,427	(2,117,580)	8,500,760	(301,082)
SHAREHOLDERS
. Dividends and interest on equity	741,509	1,715,254	741,509	1,715,254
. Participation of non-parent company shareholders	-	-	94,927	12,833
. Retained earnings	(570,983)	4,421,243	(570,983)	4,421,243
	170,526	6,136,497	265,453	6,149,330
	6,072,465	6,745,308	13,789,145	14,043,572

Eletrobras

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2009 AND 2008

(PARENT COMPANY AND CONSOLIDATED)

(In thousands of reais)

NOTE 1 - OPERATIONS

I - General Information

Eletrobras is an open capital company, headquartered in Brasilia - DF - Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203 - Asa Norte, registered with the Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) - CVM and with the Securities and Exchange Commission - SEC, having shares negotiated on the São Paulo Stock Exchange (BOVESPA) - Brazil, Madrid Stock Exchange (LATIBEX) - Spain and New York Stock Exchange - United States of America.  Its objective is to carry out studies, projects, construction and operation of generating plants, electric energy transmission and distribution lines, as well as commerce operations arising from these activities.

It also has as an objective the granting of financing, providing guarantees, in Brazil and abroad, to public utility companies in the electric energy sector, under its share control and to technical/scientific research entities; to promote and support research that may be interesting to the electric energy sector, especially those connected to the generation, transmission and distribution activities, as well as conducting studies on the use of hydrographic basins for multiple use; to contribute to the development of the technical personnel necessary to the Brazilian energy, as well as the preparation of qualified workers, via specialized courses, and it may also support national schools or grant scholarships abroad and enter into covenants with entities that collaborate with the development of specialized technical personnel; to collaborate, technically as well as administratively, with the companies in which it has a corporate interest and the Ministry of Mines and Energy.

II - Equity Holdings

The Company acts as a holding company, managing investments in corporate holdings, maintaining direct share control over seven energy generation and/or transmission companies: (Furnas Centrais Elétricas S.A. - Furnas, Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Amazonas Energia - AME, Companhia Hidro Elétrica do São Francisco - Chesf, Centrais Elétricas S.A  - Eletrosul, Eletrobras Termonuclear S.A. - Eletronuclear, and Companhia de Geração Térmica de Energia Elétrica - CGTEE) and four electricity distribution companies: Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas de Rondônia - Ceron, Companhia Energética de Alagoas - Ceal and Companhia Energética do Piauí - Cepisa.

The Company also controls Eletrobras Participações S.A. - Eletropar and, in a joint control regime, Itaipu Binacional, under the terms of the International Treaty entered into by the Governments of Brazil and Paraguay.

The Company indirectly controls the company Boa Vista Energia, wholly controlled by Eletronorte, which operates in the generation and distribution of electric energy in the State of Roraima.

III - Business Abroad

On April 7, 2008, Law No. 11.651 was published, authorizing Eletrobras, directly or through its subsidiaries or subsidiaries, to invest in other companies, with or without the transfer of resources, in order to form business consortiums or to participate in corporations, with or without control, abroad, direct or indirectly linked to the exploration of electric energy production or transmission.

IV - Sector Resources Management

The Company is also responsible for the management of sector resources, represented by the Global Reversion Reserve - RGR, Energy Development Account - CDE, Use of Public Asset - UBP and Fuel Consumption Account - CCC. These funds finance the Federal Government’s programs for electricity universal access to electric energy, public lighting efficiency, the incentive of alternative electric energy sources, electric energy preservation and acquisition of fossil fuel, used in the isolated systems of electric energy generation, whose financial activity does not affect the result of the Company.

Eletrobras

NOTE 2 - ELECTRIC ENERGY PUBLIC UTILITY CONCESSIONS

The Company, via subsidiaries, holds several electric energy public utility concessions, whose details, installed capacity and maturity terms are listed below (see Note 17 and Exhibit IV and IVa):

I - Electric Energy Generation

	RIVER (*)	CAPACITY (in MW) (*)	MATURITY

IN OPERATION

HEP Furnas	Grande	1,216	07/2015
HEP Estreito	Grande	1,050	07/2015
HEP Marimbondo	Grande	1,440	03/2017
HEP Itumbiara	Paranaíba	2,082	02/2020
HEP Serra da Mesa	Tocantins	618	05/2011
HEP Luiz Gonzaga	São Francisco	1,479	10/2015
HEP Xingó	São Francisco	3,162	10/2015
HEP Sobradinho	São Francisco	1,050	02/2022
HEP Tucuruí	Tocantins	8,370	07/2024
HEP Complexo Paulo Afonso	São Francisco	3,880	10/2015
HEP Santa Cruz	-	932	07/2015
Other generating concessions	-	5,166	Until 2035

IN CONSTRUCTION

HEP Simplício	Paraíba do Sul	334	08/2041
HEP Baguari	Doce	140	08/2041
HEP Batalha	São Marcos	53	08/2041
		30,972

(*) Unaudited

The total installed capacity of the Eletrobras System’s plants, considering Itaipu Binacional and Eletronuclear, is around 39,453 MW. The electric energy generation takes into account the following assumptions:

a) the existence of periods, both during the day and year, in which there is a higher or lower demand for energy in the system for which the plant, or generation system, is dimensioned;

b) the existence of periods in which the machines are removed from operation for maintenance purposes, be it preventive or corrective, and

c) hydric availability of the river where it is located.

The production of electric energy in the plants is a function of the Planning and Programming Operation for Electric Energy, with scopes and details that range from the yearly to the daily and hour  by levels, currently elaborated by the National Operator of the Electric System - ONS, which defines the amounts and the generation origin necessary to supply the Country’s demand in an optimal way, based on the hydric availability of hydrographic basins and operating machines, as well as the generation cost and the transmission feasibility of this energy through the interconnected electricity transmission system.

II - Electric Energy Transmission

Eletrobras System’s transmission capacity is shown below:

	LINES (in Km) (*)	SUBSTATIONS (*)	MATURITY

Furnas	19,348	47	07/2015
Eletronorte	10,374	59	07/2015
Chesf	18,939	83	06/2037
Eletrosul	10,369	36	07/2015
Amazonas Energia	860	22	07/2015
	59,890	247

(*) Unaudited

Eletrobras

III - Electric Energy Distribution

Company	Geographic Region	Cities Assisted (*)	Concession Term
Eletroacre	State of Acre	25	2015
Ceron	State of Rondônia	52	2015
Ceal	State of Alagoas	102	2015
Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Manaus	62	2015
Boa Vista	State of Roraima	1	2015

(*) Unaudited

NOTE 3 - PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements, parent company and consolidated, are the responsibility of the Company’s administration and are being presented in accordance with accounting practices adopted in Brazil, based on the provisions of Brazilian Corporation Law - Law No. 6,404/1976 and its subsequent changes, in compliance with the Pronouncements made by the Accounting Pronouncements Committee - CPC valid for the present reference date and the pronouncements of the Federal Accounting Council - CFC, the rules of the Brazilian Securities Provision - (CVM) and the National Agency for Brazilian Electric Energy - ANEEL.

As determined by CVM 565, of December 17, 2008, which approves the Technical Pronouncement CPC 13, as from the year ended December 31, 2008, the Company started adopting Law No. 11,638/2007 and the Provisional Measure No. 11,651/2009, converted into Law No. 11.941, of May 27, 2009. The Company adopted January 1, 2008 as the transition date.

At this time, until there is further classification regarding the practical application of the aforementioned technical instruction, the Company understands that it is not possible to assess and quantify the eventual effects on the Financial Statements with reasonable accuracy.

The Accounting Pronouncements Committee issued, and CVM approved, during the year 2009, several accounting pronouncements aligned with the International Accounting Standards issued by the International Accounting Standards Board - IASB. The pronouncements and interpretations of the related standards below are mandatory for the fiscal years started as of January 1st, 2010. In addition to these, other pronouncements and interpretations were published that change the accounting practices adopted in Brazil, within the process of convergence with the international standards. The standards below are only those which may impact the Company’s financial statements. In the terms of these new standards, the total amounts for 2009, presented, must be re-presented for comparative purposes along with the financial statements for the year ending December 31st, 2010. The Company did not elect early adoption of these standards for the fiscal year ended on December 31, 2009.

a)         Pronouncements

.    CPC 15 - Business Combination

.    CPC 16 - Inventories

.    CPC 17 - Construction Contracts

.    CPC 18 - Investments in Associated Companies

.    CPC 19 - Investments in Joint Ventures

.    CPC 20 - Borrowing Costs

.    CPC 21 - Interim Financial Reporting

.    CPC 22 - Segment Information

.    CPC 23 - Accounting Policies, Change in Accounting Estimates and Correction of Errors

.    CPC 24 - Subsequent Events

.    CPC 25 - Provisions, Contingent Liabilities and Assets

.    CPC 26 - Presentation of Financial Statements

.    CPC 27 - Property, plant and Equipment

.    CPC 30 - Revenues

.    CPC 31 - Non-current Assets Held for Sale and Discontinued Operation

.    CPC 32 - Taxes on Profit

.    CPC 33 - Employee Benefits

.    CPC 35 - Separate Financial Statements

Eletrobras

.    CPC 36 - Consolidated Financial Statements

.    CPC 37 - First-time Adoption of International Financial Reporting Standards

.    CPC 38 - Financial Instruments: Recognition and Measurement

.    CPC 39 - Financial Instruments: Presentation

.    CPC 40 - Financial Instruments: Disclosure

(b)        Interpretations

.    ICPC 01 - Service Concession Agreements

.    ICPC 03 - Complementary Aspects of Leasing Operations

.    ICPC 07 - Distribution of Dividends in kind

.    ICPC 08 - Accounting Proposed Dividends

.    ICPC 09 - Individual, Separate Consolidated Financial Statements and Application of the Equity Accounting Method

.    ICPC 10 - Classification of CPC 27 and CPC 28

.    ICPC 11 - Transfer of Assets from Clients

.    ICPC 12 - Changes in Existing Liabilities for Decommissioning, Restoration and Similar Matters

The technical interpretation ICPC-01 establishes the general principles on the recognition and measurement of obligations and the respective contract rights of the concession.  According to ICPC 01, the remuneration received or receivable by the concessionary must have its fair value registered, corresponding to the right over a financial and/or intangible asset, for the Transmission and Distribution segments.

Considering the comprehensive complexity of the changes required by the aforementioned technical interpretation, the Company is assessing the impact on its Financial Statements, while attending the discussions and debates about the theme, especially by the accounting bodies and associations and the regulating bodies, which will possibly manifest themselves about aspects for application of the technical instruction.

The current Financial Statements were approved by the Board of Executive Officers on March 25, 2010 and forwarded to the Board of Directors.

The Provisional Measure No. 11,651/2009 also introduced the Transition Tax Regime - RTT, establishing the treatment of income tax effects over the effects arising from the introduction of the new Brazilian financial legislation.

The Company is in the process of evaluating the potential effects related to these pronouncements, interpretations and orientations, which may have a relevant impact on the Financial Statements.

NOTE 4 - DESCRIPTION OF THE SIGNIFICANT ACCOUNTING PRACTICES ADOPTED

The financial practices adopted in the preparation of these Financial Statements of the parent company and the consolidated companies are listed below:

I - GENERAL

a) Cash and Cash Equivalents

Cash and Cash Equivalents include cash, bank deposits, and short-term investments with highly liquidity and original maturities of three months or less, which are readily convertible into known amounts of cash and are subject to immaterial risk of change in value.

b) Financial Instruments

Classification and measurement

The Company classifies its financial assets using the following categories: measured at fair value through profit or loss, loans and receivables, maintained until maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. The administration determines the classification of its financial assets at the time they are initial recorded.

Eletrobras

Financial assets measured at fair value through profit or loss

The financial assets measured at fair value through profit or loss are maintained for active and frequent trading. The derivatives are also categorized as maintained for trading and, therefore, are classified in this category, unless they have been designed as hedge instruments. The assets in this category are classified as current assets. The gains or losses arising from variations in the fair value of financial assets measured at fair value through profit and loss are presented in the Statement of Income in the ‘Financial Result’ in the period they occur, unless the instrument has been contracted in connection with another instrument. In this case, the variations are recognized in the same line item as that affected by this other instrument.

Loans and receivables

Loans granted and receivable which are non-derivative financial assets with fixed or determined payments, not quoted in an active market. They are included as current assets, except those with maturity over 12 months after the balance sheet date (these are classified as non-current assets). The Company’s loans and receivables comprehend loans to associated companies, accounts receivable from clients, other receivable accounts and cash and cash equivalents, except the short-term investments. The loans and receivables are recorded at amortized cost, based on the effective interest rate method.

Assets held to maturity

Financial assets that may not be classified as loans or receivables for being valued in an active market. In this case, these financial assets are acquired with the intention and financial ability of being held until maturity. They are recorded at the acquisition cost, plus accrued earnings, under the effective interest rate method recorded in results for the year.

Fair value

The fair values of investments with public by - available quotations are based on the current purchase prices. For the financial assets without an active market or public quotation, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations agreed upon with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and pricing models of options that make the best use possible of information generated by the market and rely as little as possible upon information generated by the entity’s own administration.

The Company evaluates, at the balance sheet date, whether there is objective evidence that a financial asset or group of financial assets is registered at a value above its impairment.  If there is any evidence for the financial assets available for sale, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, minus any impairment loss of this financial asset previously recognized in the result - is removed from the equity and recognized in the Statement of Income.

Derivative instruments and hedge activities

Initially, the derivatives are recognized at fair value on the date a derivatives agreement is entered into and, subsequently, are remeasured to their fair value, with the fair value variations included in the result, except when the derivative has been designed as a cash flow hedge instrument.

(The fair value of the derivative instruments is disclosed in Note 44).

c) Accounts Receivable and Allowance for Doubtful accounts

The accounts receivable from clients (consumers and resellers) are composed of credits arising from electricity provision and supply, including those related to energy negotiated in the scope of the Electricity Trading Chamber - CCEE.

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They are recognized at their acquisition cost less an allowance for doubtful accounts, constituted based on an analysis of realization risks, at an amount considered sufficient by Company’s administration to cover eventual losses (See Exhibit I). The amount of the allowance is the difference between the book value and the recoverable value.

The accounts receivable are normally settled within a period of up to 45 days, the reason why the book value substantially represents the fair values at the year end.

d) Judicial deposits

The deposits are monetarily restated and presented as a deduction from the corresponding liability when they can be redeemed only upon a favourable outcome for the entity in the dispute redemption of deposits, unless a closing of the issue favouring the company takes place.

e) Financing and Loans Granted

The financing and loans granted  (See Exhibit II) and their respective charges appropriated up to the Balance Sheet date are updated according to the monetary or exchange rate variances.

f) Investments in Subsidiary and Associated Companies

The investments in subsidiary and associated Companies are recorded and evaluated on the equity accounting method, recognized in the result of the year as operating expense (or income). In the event of exchange variation on investments abroad, with a functional currency different from that of the Company, changes in the investment’s value arising exclusively from exchange variation are recorded in the ‘Carrying Value Adjustment’, in the Company’s Shareholders' Equity. For purposes of calculating equity in the results, gains or transactions to be executed between the Company and its associated and equivalent companies are eliminated in proportion to the Company’s investment; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When necessary, the accounting practices of the subsidiary and associated companies are adjusted to be consistent with the practices adopted by the Company.

When the Company’s interest in the accumulated losses of associated and subsidiaries is equal to or exceeds the investment value, the Company does not recognize additional losses, unless it has assumed obligations or made payments on behalf of these companies.  In these cases, the interest in these losses is recorded as ‘Provision for net capital deficiency' (Note 30).

g) Transactions in foreign currency

The balances of the monetary items in foreign currencies are translated into reais using the exchange rates on the balance sheet date.

For non-monetary items valued at cost, these are translated at the exchange rates on the transaction dates and for non-monetary items valuated at fair value, the base is the exchange rate from the date the value was determined.

The gains and losses arising from exchange rate fluctuations verified on the settlement of operations and the translation of monetary assets and liabilities from foreign currencies into reais are recognized in the results of operations.

h) Intangible

The expenditure inherent with the obtention of incorporeal assets are recognized as intangible assets. The expenses associated with software maintenance are recognized, when incurred, as expenses of the year.

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i) Expenses with Studies and Projects

The amounts spent on studies and projects, including feasibility and hydroelectric utilization and transmission lines inventories, are recognized as operating expenses when incurred, until the economic feasibility of their exploration or the granting of the concession or authorization are effectively proved.  From the concession and/or authorization for the exploration of the public utility electric energy, or the confirmation of the project's economic feasibility, the expenses incurred become capitalized as project development cost.

j) Impairment of assets

The Company’s administration and its subsidiaries evaluate, yearly or whenever any circumstance so determines, the recovery of the book value of their assets. In the case there is evidence that recovery is impossible, the Company’s administration and its subsidiaries will appraise the impairment of these assets. When the residual book value of the asset exceeds its recoverable value, a decrease in the balance of this asset is recognized (impairment). The loss corresponding to the impossibility of recovery of the cash-generating unit is recognized in the result of the year.

When it is not possible, or when it is impracticable, to individually appraise the impairment of an asset, the Company and its subsidiaries will calculate the estimate amount for the recovery of the cash generating unit to which the asset belongs. In the valuation of the fair value, future estimated cash flows are used, discounted at present value by a discount rate prior to the taxation that reflects the market conditions, the current money value and risks related to the asset.

The cash generating unit’s impairment may be reviewed and, in case it increases in the future, the provision for losses in the recovery of assets recognized in the past is reverted, totally or partially, having an effect on the result of the year in which the recovery was verified, adjusting the asset's book value to its new and likely recovery value, limited to its original book value.

The recoverable amount, identified by the Company’s administration and its subsidiaries corresponds to the fair value of the cash generating unit.

k) Financing and Loans

The financing and loans obtained are recognized at fair value, upon receipt of funds, net of transaction costs, and start being presented at amortized cost, that is, plus charges, interest and monetary and/or exchange variations, in proportion to the period elapsed, to the balance sheet date, Exhibit V.

l) Income Tax and Social Contribution on Net Income

The Company Income Tax - IRPJ is calculated by the annual real profit regime, using a 15% tax rate and an additional 10% on the real profit, as defined by the applicable tax legislation. The Social Contribution on Net Income - CSLL is calculated at the rate of 9% on the profit, adjusted to the terms of the applicable legislation.

The deferred income tax and the social contribution are calculated on the tax losses and social contribution negative base as well as the corresponding timing differences in the tax and social contribution calculation bases. The rates of these taxes, currently defined for determining these deferred credits, are 25% for income tax and 9% for social contribution (Note 25).

Deferred tax assets are recognized to the extent that the future tax profit is likely to be available for use in the compensation of the temporary differences and/or tax losses and negative base, based on the future of projection results elaborated and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

m) Financial Income and Expenses

Composed mainly of interest and monetary/exchange variations arising from financial investments, granted and obtained loans and financing and operations using financial instruments.

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n) Post-Employment Benefits

The liability related to the defined benefit pension plans is the current benefit obligation amount, defined at the balance sheet date, less the market value of the plan's assets, adjusted by actuarial gains and losses and costs of past services. The defined benefit obligation is calculated yearly by independent actuaries by using the projected unitary credit method. The future cash outflow estimate is discounted to its present value by using government bonds interest rates whose maturity term is close to the terms of the related liability.

The actuarial gains and losses arising from changes in actuarial assumptions and amendments to the pension plans are appropriate or credited to the result by the average remaining service time of the related employees.

For the defined contribution plans, the Company pays contributions to public or private administration pension plans on a compulsory, contractual or voluntary basis. As soon as the contributions have been made, the Company has no additional payment-related obligations. The regular contributions comprehend the net periodic costs from the period in which they are due and, therefore, are included in the personnel costs.

For other post-retirement obligations, the expected costs of these benefits are accrued for the duration of the employment bond, using an accounting methodology similar to that of the defined benefit pension plans. These obligations are evaluated yearly by independent actuaries.

The dismissal benefits are paid whenever an employee is terminated before the normal date of a retirement or whenever and employee accepts voluntary dismissal in exchange for these benefits. The Company and its subsidiaries recognize the dismissal benefits when they are clearly committed to the termination of the employment of employees, according to a formal and detailed plan without possibility of desistance by the Company with the concession of voluntary dismissal benefits.

o) Provisions for Contingencies

The provisions are recognized when a past event may generate a future obligation, with probability of a resources outflow and their value can be accurately estimated.  This way, the value constituted as a provision is the best settlement estimate of a likely obligation on the date of the financial statements, taking into account the related risks and uncertainties.

p) Financial Estimates

Financial estimates are those arising from the application of subjective and complex judgments by the Company’s administration and its subsidiaries, frequently arising from the need to recognize important impacts in order to adequately demonstrate the equity and result positions of the entities.  The financial estimates become critical as the number of variables and assumptions affecting the future condition of these uncertainties increases, rendering judgments even more subjective and complex.

When preparing the current Financial Statements of the Company and its subsidiaries, the administration adopted estimates and assumptions based on historical experience and other factors that it understands as reasonable and relevant to its adequate presentation. Even though these estimates and assumptions are permanently monitored and revised by the Company’s and its subsidiaries’ Administrations, the materialization on the book value of assets and liabilities and the result of operations is inherently uncertain, due to the use of judgment.

As far as the financial estimates evaluated as being the most critical are concerned, the Company’s and its subsidiaries’ Administrations base their judgments on future events, variables and assumptions, as follows:

I) Deferred Tax Assets - the method used for determining and recording the IRPJ and CSLL liabilities is applied for determining the deferred IRPJ and CSLL generated by temporary differences between the book value of assets and liabilities and their respective tax values and values for compensation of tax losses and negative CSLL bases. Deferred tax assets and liabilities are calculated and recognized by using the tax rates applicable to the taxable profit in the years in which these temporary differences should be realized. The future taxable profit may be higher or lower than the estimates considered by the administration when the need to register or not the deferred tax asset amount was defined.

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II) Provision for reducing the value of long duration assets due to impartment  - the Company's and its subsidiaries' Administrations adopt variables and assumptions in tests to determine the value of long duration assets so as to determine the impairment of assets and the recognition of impairment, when necessary. In this practice, judgments based on historical experience with asset management, groups of assets or cash-generating units, which may occasionally not be verified in the future, are applied, even concerning the estimated economic useful life of its long duration assets, which represents the practices determined by ANEEL applicable to the assets linked to the concession of the public utility for electric energy, which may vary due to the periodic analysis of economic useful life of assets, in force. Many inherently uncertain events also impact the determination of variables and assumptions used by the administration to determine the discounted future cash flow, for purposes of recognition of the impairment of long duration assets. Among these events, it is worth emphasizing the maintenance of the electric energy consumption levels, national economic activity growth rate, availability of hydric resources, in addition to those inherent to the expiration of the electricity public utility for electric energy concession terms held by the Company’s subsidiaries, especially regarding the value of its reversion at the end of the concession term. For this, the contractually foreseen indemnification assumption was adopted by the administration, when applicable, by the existing residual book value at the end of the electric energy generation, transmission and distribution concession term.

Therefore, the future real results of the financial estimates used in these Financial Statements may be different, under variables, assumptions and conditions different from those existing and used at the time the judgment was made.

q) Interest on Capital - JCP

For share and accounting purposes, the interest on capital is presented in shareholders' equity, observing the specific tax legislation which determines that the JCP transit through result accounts.

The JCP imputed in the dividends of the year is calculated having a percentage of the shareholders' equity as a limit, using the Long-term Interest Rate - TJLP, established by the Brazilian Government, as per legal requirement, limited to 50% of the net profit of the year or 50% of the profit reserves, before including the profit of the year itself, whichever is higher.

r) Current and Non-current Assets and Liabilities

The assets are recorded at their realizable value and the liabilities, by their known or calculable amounts, plus incurred charges, when applicable. The realizable rights and the obligations due 12 months after the date of the Financial Statements are considered non-current.

s) Recognition of the Results of the Year

The results of the year are determined on the accrual basis.

The tax incentives for income tax of the subsidiaries’ are recorded in the result of the year as a reduction of the income tax, as per Pronouncement CPC 07. The portion of the profit arising from these tax incentives was totally appropriated to the Revenue Reserve Tax Incentives Reserve and excluded from the calculation base of the mandatory dividend, in compliance with Article 195-A of Law No. 6.404/1976, which can only be used for the increase of capital or occasional absorption of losses.

t) Participation in the profits

The recognition of this participation is usually made at the end of the year, when the amount can be accurately determined by the Company.

u) Carrying value adjustments - the Company recognizes, under this item, the effect of exchange variations on the investments in subsidiaries abroad held by the Company, directly and indirectly. This accumulated effect will be reversed to the result of the year as a gain or loss only in the event of investment being transferred or sale. Under this item, the gains and losses unrealized in derivative financial instruments are also considered until the moment they are realized as well as those related to the effect of the net investment hedge (Note No. 11).

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II - ELECTRIC SECTOR PRACTICES

a) Depreciation of the Fixed Assets in Operation

The yearly depreciation rates are calculated according to ANEEL’s Instruction No. 44, of March 17, 1999. The depreciation is calculated by the straight-line method. (see Note 17 and Exhibits IV and IV.a.).

b) Fixed Assets in Progress

According to the Electricity Public Utility Accountancy Manual, interests and other financial charges, related to loans obtained from third parties, effectively applied in constructions in progress, are registered as part of the construction costs.

General administrative expenses are allocated to the fixed asset in progress. The allocation of direct costs with personnel and third parties services is allowed based on criteria established by the Regulating Agency (see Note 17 and Exhibits IV and IVa).

c) Fixed Assets

These are stated at acquisition or construction cost, plus capitalized interest during the construction period, when applicable.

The assets are subject to depreciation, observing their estimated economic useful life. The depreciation is calculated by the straight-line method, according to the rates disclosed on Note 17. Land is not depreciated.

For the assets linked to the public utility electric energy concession, the Company will follow the economic useful life estimate defined by ANEEL.

Gains and losses on transfers are determined by the comparison between the transfer values and the book value and are included in the result for the fiscal year.

d) Obligations Linked to the Concession

Obligations are registered to compensate the contributions received from the Union and consumers exclusively for the investment in the electricity distribution grid. The obligation is recorded as a reduction of the fixed assets, being, at the end of the concession, compensated against the corresponding assets, including those acquired through the contributions received from the Union and the consumers. The public utility concession term is determined by ANEEL (see Note 17 and Exhibits IV and IVa).

e) Storeroom

The storeroom materials, classified under current assets, are registered at average acquisition cost and those destined to the construction of the fixed assets are classified under non-current - fixed assets, at the acquisition cost. The recorded amounts do not exceed their replacements costs or realization values.

f) Values Arising from the Electricity Sector General Agreement

As established by ANEEL’s Resolution 72, of February 7, 2002, under the item consumers and resellers, the value regarding the Extraordinary Tariff Adjustment - RTE is presented, defined by Resolution 91, of the Electricity Crisis Management Chamber - GCE, of December 21, 2001, and Law No. 10.438, of April 26, 2002 (see note 13);

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g) Decommission Obligations

As foreseen in ANEEL’s Accounting Manual, throughout the economic useful life of thermonuclear plants, a provision is constituted aiming at allocating, in the respective period of operation, the costs to be incurred with their technical-operational deactivation, at the end of their useful life, estimated at 40 years.

The values are appropriate to the result of the year at present value, based on yearly quotas fixed in US dollars, at the ratio of 1/40 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each accrual period. The liability related to the decommission is maintained updated at the US dollar variation (see Note 31);

h) Nuclear Fuel Inventories

The concentration of stocked uranium, the corresponding services and the nuclear fuel elements available in the core of the reactor and in the pool meant for used elements - PCU are registered at acquisition cost.

The consumption of nuclear fuel elements is appropriated to the result of the year due to their use in the energy generation process (see Note 14).

i) Programmed Stoppages

The costs incurred before and after the programmed stoppages are appropriate to the result.

j) Fuel Consumption Account - CCC

In the terms of Law No. 8.631, of March 4, 1993, Eletrobras administers the values related to the tax payments made by the public utility electric energy concessionaires, for credit in the Fuel Consumption Account - CCC, corresponding to the yearly quotas meant for the expenses with fuels for electric energy generation. The values registered in current assets, in compensation for the current liability, correspond to the availability of resources, maintained in a linked bank account, and the quotas not paid by the concessionaires.

k) Global Reversion Reserve - RGR

The withdrawals made by Eletrobras from the RGR, to provide loans and financing to electric energy concessionaires, are recorded as liabilities. These withdrawals are subject to interest of 5% a year.

l) Compulsory Loan

This is registered at the principle value, plus monetary adjustment, based on IPCA-E and a yearly 6% interest rate (see Note 22).

III - ITAIPU BINACIONAL’S SPECIFIC FINANCIAL PRACTICES

Itaipu Binacional follows the financial practices generally accepted in Brazil and Paraguay, observing the specific provisions established in the International Treaty, entered into by the Governments of Brazil and Paraguay on April 26, 1973, which governs the Subsidiary Jointly. The main provisions are described below:

a) Depreciation of its facilities is not reconded due to the fact that its revenue is calculated based on liability charges and it is not an Electricity Service Cost item, as defined in Exhibit C of the International Treaty;

b) the accumulated results do not integrate the Shareholders' equity and are allocated under the item Results to Offset, transferred to the fixed assets; and

c) the remuneration on the capital of shareholders’ does not take the realization of profits into account, being presented as an operating expense in the result.

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NOTE 5 - CONSOLIDATION PROCEDURES

I) The Consolidated Financial Statements reflect the balances of assets and liabilities at December 31, 2009 and 2008, and of operations for the years ended on these dates, of the parent company and its directly, indirectly and jointly held subsidiaries. The Financial Statements prepared in the subsidiaries functional currency are converted into the presentation currency in Brazil, for the purposes of equity accounting and consolidation of the financial statements and include the following companies, besides Eletrobras:

	Eletrobras’ Participation
	2009
	Direct	Indirect
Furnas	99,54%	-
Chesf	99.45%	-
Eletrosul	99.71%	-
Eletronorte	99.03%	-
Eletronuclear	99.81%	-
Itaipu Binacional (*)	50.00%	-
CGTEE	99.94%	-
Eletropar	81.61%	-
Ceron	99.96%	-
Ceal	75.16%	-
Cepisa	98.56%	-
Eletroacre	93.29%	-
Amazonas Energia (**)	100.00%	-
Boa Vista Energia (***)	-	100.00%
SC Energia(****)	-	100.00%
RS Energia(****)	-	100.00%
Consórcio Cruzeiro do Sul Energética(*****)	-	49.00%
FIDC Furnas I (******)	-	100.00%
FIDC Furnas II (******)	-	100.00%

(*)          - Subsidiary jointly with ANDE (Paraguay).

(**)        - Former Manaus Energia

(***)      - Indirect participation through Eletronorte

(****)     - Indirect participation through Eletrosul

(*****)   - Indirect participation through Eletrosul and Eletronorte

(******) - Indirect participation through Furnas.

II) The Balance Sheets and the Financial Statements of the years ended December 31, 2009 and 2008 of the consolidated companies are summarized in Exhibit VI.

III) Main consolidation policies:

a)  Elimination of investor's investment in investees and corresponding entity to is interest in the respective shareholders' equity.

b)   Elimination of intercompany balances receivable and payable;

c)   Elimination of intercompany revenues and expenses;

d)   Participation of other minoritary shareholders in consolidated investees is highlighted in consolidated non-current liabilities and net income; and

e)   In view of the non-existence of unrealized income in intercompany operations, the net income (loss) and shareholders equity of the parent company are equal to the consolidated result.

IV) Consolidation procedures of jointly - controlled subsidiary Itaipu Binacional

a)   Itaipu Binacional’s Financial Statements are originally prepared in US dollars (functional currency). The assets and liabilities were translated into reais, at the exchange rate on December 31, 2009 - US$ 1,00 - R$ 1,7412, disclosed by the Brazilian Central Bank (December 31, 2008 - US$ 1,00 - R$ 2,3370), and income accounts, at the average monthly rate;

b)   The income to offset from Itaipu Binacional is shown in the consolidated fixed assets;

c)   The interest on capital paid by Itaipu Binacional, is recorded as income in the parent company and is eliminated on consolidation; and

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d)   All the income generated by Itaipu Binacional in the consolidation is eliminated through the item Income Offset from Itaipu Binacional.

For analysis purposes only, below is the summary of the Balance Sheet and the Statement of Income for the year, excluding the effects of the proportional consolidation of Itaipu Binacional's. The information aims to present to shareholders and capital market analysts the influence of Itaipu Binacional's Financial Statements in the Financial Statements of the Eletrobras System, given its particularities, and these should not be taken, under any circumstances, to be the Consolidated Financial Statements of the Eletrobras System.

Consolidated Balance Sheet
(Merely Informative)
(In thousands of reais)

ASSETS	12/31/2009
CURRENT	EXCLUDING ITAIPU	INCLUDING ITAIPU

Consumers and resellers	4,208,567	4,260,617
Financing and loans	2,494,386	1,922,866
Others	21,556,787	22,011,483
	28,259,740	28,194,966
NON-CURRENT
LONG-TERM RECEIVABLES

Financings and loans	15,749,878	9,836,412
Others	11,018,789	11,180,554
	26,768,667	21,016,966

INVESTMENTS	6,903,206	6,816,146
FIXED AND INTANGIBLE ASSETS	61,904,763	77,788,582
	68,807,969	84,604,728

TOTAL ASSETS	123,836,376	133,816,660

LIABILITIES AND SHAREHOLDERS' EQUTIY	12/31/2009
CURRENT	EXCLUDING ITAIPU	INCLUDING ITAIPU

Financing and loans	488,887	835,560
Suppliers	4,024,572	3,471,735
Others	9,305,719	9,856,129
	13,819,178	14,163,424

NON-CURRENT

Financing and loans	8,049,302	16,791,118
Others	25,670,967	26,565,190
	33,720,269	43,356,308

MINORITY INTEREST	205,144	205,144
SHAREHOLDERS' EQUTY	76,091,785	76,091,785
	76,296,929	76,296,929

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	123,836,376	133,816,660

Consolidated Statement of Operations
(Merely Informative)
(In thousands of reais)

NOTE 6 - CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31//2009
	EXCLUDING ITAIPU	INCLUDING ITAIPU
OPERATIONAL REVENUES

Electricity operations	26,896,988	27,099,094
Deductions	(2,340,215)	(2,340,215)
Others	1,298,895	1,298,895
	25,855,668	26,057,774
OPERATIONAL EXPENSES

Energy purchased for resale	(9,299,967)	(6,122,533)
Depreciation and amortization	(2,397,874)	(2,397,874)
Income offset from Itaipu	-	(669,675)
Others	(12,169,350)	(13,814,315)
	(23,867,191)	(23,004,398)

OPERATING RESULT BEFORE THE FINANCIAL RESULT
	1,988,477	3,053,377

FINANCIAL RESULT	(4,206,183)	(5,273,903)

EQUITY INTEREST RESULT	1,594,739	1,594,739

OTHER EXPENSES AND REVENUES	(100,517)	(97,697)

RESULT BEFORE CSLL AND IRPJ	(723,484)	(723,484)

CSLL and IRPJ	1,196,419	1,196,419

RESULT BEFORE PARTICIPATIONS	472,935	472,935

Participation in the profits	(207,482)	(207,482)
Minoritary interest	(94,927)	(94,927)
NET INCOME	170,526	170,526

Net profit per share	R$0,15	R$0,15

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
I - Cash and cash equivalents
Cash and banks	27,119	8,548	275,695	169,244
Financial investments	12,468,600	9,361,493	15,122,398	12,662,756
	12,495,719	9,370,041	15,398,093	12,832,000

II - Restricted cash
CCC (Fuel Consumption Account)	475,565	156,354	475,565	156,354
Trading of ITAIPU’S Electricity	145,497	151,135	145,497	151,135
PROINFA	720,657	426,897	720,657	426,897
	1,341,719	734,386	1,341,719	734,386
	13,837,438	10,104,427	16,739,812	13.566,386

The cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law 1.290, of December 3, 1973, and amendments from Resolution 2,917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The financial investments, with high liquidity, are in extra-market investment funds, whose return goal is based on the SELIC average rate.

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NOTE 7 - MARKETABLE SECURITIES

Eletrobras and its subsidiaries classify the CFT-E1 and NTN-P securities as held to maturity, based on the management strategies for these assets.

The securities held to maturity are recorded at the acquisition cost, plus interest and monetary adjustments, with impacts on the result.

The adjustment to the fair value is made regarding the founders’ shares.

In addition, CFT-E1 securities and investment certificates arising from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives reported in the line ‘Others’ are adjusted by provisions for losses upon their realization, and therefore, are shown net:

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
NON-CURRENT
CFT-E1	225,176	208,761	225,176	208,761
NTN-P	145,353	136,160	149,035	140,675
Partnership Income	149,818	165,442	149,818	165,442
Founders’ Shares	157,685	90,697	157,685	90,697
Others	4,593	12,314	5,578	12,314
	682,625	613,374	687,292	617,889

a) CFT- E1 - Public securities with remuneration equivalent to the IGP-M variation, interest-free, with a redemption date fixed as of August 2012. The parent company maintains a provision for market value adjustment on the reference date of December 31, 2009, amounting to R$ 84,728 (December 31, 2008 - R$ 105,465), determined based on discounts practices in the capital market and presented as reducing the respective asset.

b) NTN-P - Public securities received as payment for transfer of share investments in the scope of the National Privatization Program - PND. These securities have a remuneration equivalent to the variation in the Referential Rate - TR, disclosed by the Brazilian Central Bank, with an interest rate of 6% per annum (p.a.) on the updated value with a redemption date fixed as of February 2012.

c) PARTNERSHIP INCOME - Refers to income derived from partnership investments (see Note 16), corresponding to an average remuneration equivalent to the variation in the IGP-M plus interests of 12% and 13% p.a. on the capital invested, as shown below:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
EATE	41,327	49,353
Tangará	73,320	64,620
Elejor	-	16,226
Others	35,171	35,242
	149,818	165,441

d) FOUNDERS’ SHARES - Securities acquired due to restructuring of Eletrobras’ investment in INVESTCO S.A. These assets assure annual income equivalent to 10% the profit of the companies mentioned below, paid together with the dividends. They will be redeemed at maturity, anticipated for October 2032, by means of its conversion into preferred shares of the aforementioned companies’ capital stock, as shown below:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
Paulista Lajeado	49,975	49,975
Lajeado Energia	266,798	266,798
EDP Lajeado	189,577	184,577
Ceb Lajeado	151,225	151,225
Face value	652,575	652,575
Fair value adjustment	(494,890)	(561,878)
Fair value	157,685	90,697

Eletrobras

According to Law No. 11,638/07, as described in explanatory Note 2, such securities started being evaluated at their fair value, in compliance with CVM 564/2008, which approved the CPC-14 accounting pronouncement.

e) OTHERS - Substantially refers to investment certificates arising from FINOR/FINAM tax incentives destined for projects in the operating area of the subsidiaries Chesf and Eletronorte. The Company maintains a provision for losses on its realization, established based on market value, amounting to R$ 291,412 (December 31, 2008 - R$ 283,690) and presented as a reduction of the respective asset.

NOTE 8 - ELECTRICITY CONSUMERS AND RESELLERS

I - The amounts receivable from electricity consumers and resellers are shown at their probable value of realization as detailed in Exhibit I of these Explanatory Notes and include the Regulatory Asset described in Note 10.

II - Electricity trading - ITAIPU Binacional

The Law No. 10,438 of April 26, 2002, attributed to ELETROBRAS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for the trading of this electricity.

Therefore, in the 2009, the equivalent of 83,848 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$ 22,60/kW and the sale tariff was US$ 25,03/kW.

The results from the trading of ITAIPU'S electricity, in accordance with Decree 4,550 of December 27, 2002, observing the amendments introduced by Decree 6.265 of November 22 th, 2007, are destined as follows (see Note 10):

a) if positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers' electricity bills of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

b) if negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

In the fiscal year of 2009, the activity had a superavit of R$ 40,418, and the resulting obligation is included in the item ‘Reimbursement Obligations’.

III - Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a positive net result in 2009 of R$ 377,133 (December 31, 2008 - R$ 35,643), not causing any effect on the net result of Eletrobras’ for the year. This amount was included under the item ‘Reimbursement Obligations’.

IV - Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

The operations carried out in 2009 generated, for Eletrobras and its subsidiaries, a net credit of R$ 51,056.

The subsidiary Furnas maintains credits amounting to R$ 293,560, related to electricity trading in the scope of the MAE, concerning the period from September 2000 to September 2002, whose financial settlement is suspended due to the concession of restraining orders in lawsuits proposed by electricity distribution concessionaires against ANEEL and MAE, now known as CCEE. Given the uncertainty of its realization, the Company maintains Allowances for Doubtful Accounts, at an amount equivalent to the total credit, established in 2007.

Eletrobras

According to the standards established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new examination, which would be the object of settlement between the parties without CCEE’s intervention. In this sense, it is the Administration’s intention to maintain negotiations, with ANEEL’s and CCEE’s participation, aiming at restructuring credits, so as to enable a negotiated solution for its settlement.

V - Allowance for doubtful accounts

The Subsidiaries establish and maintains allowances, in compliance with ANEEL rules, based on the analysis of the constant amounts included in the overdue accounts receivable and the history of losses, the amount of which is deemed by the Subsidiaries’ administrations as sufficient to cover eventual losses on the realization of these assets. The balance on December 31, 2009 is R$ 1,896,774 (December 31 st, 2008 - R$ 1,546,967), being composed as follows:

	CONSOLIDATED
	12/31/2009	12/31/2008
RTE - Extraordinary Tariff Adjustment (Free Energy - Loss of Revenue and Portion A)	37,016	66,998

Consumers and Resellers
Companhia Energética do Amapá (Amapá’s Energy Company)	727,425	566,283
Others	320,564	98,461
	1,047,989	664,744

Distributors’ Consumers	518,209	521,665

CCEE (Electricity Trading Chamber) - Short-term Energy	293,560	293,560
	1,896,774	1,546,967

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9,430/1996 has been added to the taxable income for purposes of the Income Tax - IRPJ owed and, also, the calculation basis for the Social Contribution on the Net Income - CSLL.

NOTE 9 - FINANCING AND LOANS GRANTED

Pursuant to CPC 14 - Financial Instruments, the financing and loans granted are classified as financial assets, held to maturity. These financings and loans (see Exhibit II) and their respective charges are appropriated up to the balance sheet date and are restated according to the contractual monetary adjustment or foreign exchange rates.

The market value of these assets are equivalent to their book value.

The financing and loans granted are made with Eletrobras’ own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those arising from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighed by the portfolio balance is 6.91% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 52% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 19% of the portfolio balance.

I - Credits with AES-Eletropaulo - Lawsuit

In 1989, Eletrobras brought before the court an ordinary lawsuit against Eletropaulo, aiming to receive credits arising from financings not paid on their respective deadlines, according to advanced criteria in the articles and conditions established.

After the deed went through the legal channels, in April 1999, a verdict was disclosed sentencing Eletropaulo to pay the amount financed and not complied with. Afterwards, the verdict was confirmed to be res judicata, meaning that Eletropaulo lodged no appeal at the first-level court decision. Consequently, the writ of execution was proposed by Eletrobras before the Fifth Civil Court of Rio de Janeiro, determining the payment.

Eletrobras

However, in January 1998, the partial division of Eletropaulo’s assets took place, originating three distinct companies - EMAE - Empresa Metropolitana de Águas e Energia S.A., EPTE - Empresa Paulista de Transmissão de Energia S.A. and EBE - Empresa Brasileira de Energia S.A., whereas Eletropaulo - Eletricidade de São Paulo S.A. changed its trade name to Eletropaulo Metropolitana Eletricidade de São Paulo S.A..

Eletropaulo questioned the illegitimacy of the Partial Division Protocol, which was refused, and determined the continuation of the verdict. In December 2003, an Interlocutory Appeal was lodged by Eletropaulo, requiring the suspensive effect of the decision the continuation of the execution had determined, which was accepted under the assumption that Eletropaulo would not be eligible to meet the executive demand, instead, it would be CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (former EPTE), pursuant to the above mentioned protocol.

Extraordinary and Special Appeals were filed by Eletrobras, contesting the judgment of Eletropaulo’s Appeal, affirming that the execution should go on and Eletropaulo's defense should be attacked for injunction procedure by the debtor with no exceptions. From this decision, Eletropaulo managed declaration injunctions, afterwards, a Regulatory Appeal and, eventually, divergence injunctions whose final decision was disclosed in November 2007, rejecting, in every way, said Appeal from Eletropaulo. After exhausting all possibilities of success before the Superior Court of Justice - STJ, Eletropaulo presented an extraordinary appeal to the Supreme Federal Court - STF, whose continuation was rejected in a monocratic fashion by the Minister, according to the decision disclosed on March 28th, 2008.

Facing this scenario, Eletrobras’ Administration will proceed with the execution process and, supported by its legal counsels’ opinions, considers the realization of the credit as practically certain.

These credits, on December 31, 2009, amounted to R$394,326 (December 31, 2008 - R$ 385,171), based on the original conditions of the agreements with Eletropaulo, recorded in the accounting records, which, if adjusted by the indexes practiced by the courts, amount to R$ 1,183,515 (December 31, 2008 - R$ 1,061,329). The Company's Administration, in a prudent and conservative manner, does not record the amount of the adjustment based on criteria different from those contractually agreed upon, electing to wait for the execution process.

II - Allowance for Doubtful Accounts - PCLD

The Company recognizes allowances for doubtful accounts amounting to R$ 192,232 (December 31, 2008 - R$ 117,675) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of the provision is deemed as sufficient by the Company's administration to cover losses with these assets, based on the portfolio trend analysis.

NOTE 10 - RENEGOTIATED CREDITS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
CURRENT
Ceb	-	8,450	-	40,807
Celg	43,448	63,617	64,139	88,076
AES-Sul	8,326	12,288	8,326	12,288
Cemat	-	-	-	16,524
States’ debt rollover	-	-	150,286	141,130
National Treasury	-	-	130,186	113,236
Casal	-	-	60,584	39,545
PCLD	-	-	(23,576)	(12,354)
Others	12	16	31,977	180,619
	51,786	84,371	421,922	619,871
NON-CURRENT
Celg	97,106	181,307	319,650	467,404
AES-Sul	7,220	17,852	7,220	17,852
States debt rollover	-	-	490,718	586,157
National Treasury	-	-	406,684	458,379
Casal	-	-	99,974	97,542
Others	10	487	199,383	442,968
	104,337	199,646	1,523,629	2,070,302
	156,123	284,017	1,945,551	2,690,173

Eletrobras

Renegotiated credits are formalized by means of agreements for payment of the accumulated debts in installments by the debtors, with bear interest and monetary adjustments and fixed terms for the repayment the principal and the charges, and they are considered recoverable by the Company’s Management, highlighting the following:

a) Derived from electricity transferred to Celg

In 2003, Eletrobras renegotiated credits derived from the transfer of energy from Itaipu Binacional to Celg, subrogated by Furnas to Eletrobras, in the amount of R$ 392,021. The repactuation foresees the realization of these credits upon direct transfer by the distributor’s collector financial institution, of 3.34% of its monthly gross billing.  The installments have an estimated term of 216 months for their total discharge, starting in January 2004, and are indexed by the US dollar variation. The balance on December 31, 2009 corresponds to R$ 140,554 (December 31, 2008 - R$ 244,924), of which R$ 97,106 are recorded in non-current assets (December 31, 2008 - R$ 181,307).

Similarly, in December 2003, the subsidiary Furnas renegotiated the amount of R$ 378,938 relating to credits of own energy, indexed monthly by the IGP-M and with interests of 1% per month, the term for payment being estimated in 216 months. The monthly payment amounts to 2.56% of Celg’s gross billing and is backed by a linked bank account guarantee, and the debt balance on December 31, 2009 corresponds to R$ 243,235 (December 31, 2008 - R$ 310,557), of which R$ 222,554 are recorded under non-current assets (December 31, 2008 - R$ 286,097). Part of the receivables securitization, amounting to R$ 258,000, is assigned to the Receivables Securitization Fund (FIDC) - Furnas II (See Note 23).

b) Rollover of States debt

In accordance with the Program for Financial Improvement of the Public Sector, implemented by Law No. 8,727/93, the subsidiary Furnas signed a credit assignment with the Union, to reschedule Celg debts existing at that time, relating to energy purchase, to be paid in 240 months, starting in April 1994. The credits are indexed based on IGP-M, with annual interest of 11%, amounting to R$ 641,004 on December 31, 2009 (December 31, 2009 - R$ 727,184).

The subsidiary Eletrosul, by means of the same financial improvement program, holds credits with the Union indexed by IGP-M, with annual interests of 12.68%, amounting to R$ 641,004 on December 31, 2009 (December 31, 2008 - R$ 676,230), of which R$ 490,718 are recorded under non-current assets (December 31, 2008 - R$ 547,831), to be paid in 240 months, starting on April 1994, as a result of the subsidiary’s rights assumption with electricity state concessionaries.

The legislation in force foresees that if the 20 year-term expires and the balance to be received still remains, the financing may be extended for another 10 years. This hypothesis is likely to occur, since the Union transfers only the resources actually received from the States which, in turn, are limited by law to the levels of commitment of their revenues.

NOTE 11 - RETURN ON INVESTMENT

The net values below refer to dividends and interest on capital receivable, net of withholding tax, when applicable, and resulting from permanent investments held by Eletrobras.

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Furnas	-	251,607	-	-
Chesf	588,428	541,878	-	-
Eletrosul	194,064	135,713	-	-
Eletronuclear	109,632	28,749	-	-
Eletronorte	285,943	-	-	-
Eletronuclear	552	8,268	-	-
Itaipu	435	14,022	-	-
CEMAR	20,815	48.340	20,815	48,340
CTEEP	195,885	102,156	195,885	102,156
Others	87,309	82,233	123,908	110,597
	1,483,063	1,212,966	340,608	261,093

Eletrobras

NOTE 12 - DEFERRED TAX ASSETS AND RECOVERABLE TAXES

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
CURRENT ASSETS
Withholding income tax	231,073	749,478	450,655	818,616
Advances of IRPJ and CSLL	448,162	663,844	484,327	776,102
Tax loss and negative base of CSLL	-	-	-	28,880
IRPJ/CSLL temporary differences	-	-	58,184	293,631
PASEP/COFINS to be offset	21,790	5,031	89,024	74,308
Recoverable ICMS	-	-	11,616	72,169
Others	-	-	26,433	18,144
	701,025	1,418,353	1,120,239	2,081,850

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
NON-CURRENT ASSETS
Withholding tax	601,235	-	601,235	-
Recoverable ICMS	-	-	862,253	781,341
Recoverable PIS/COFINS	-	102,077	477,596	564,384
IRPJ/CSLL temporary differences	-	-	242,234	173,062
Provision for Contingencies	552,915	481,718	715,568	481,718
PCLD	-	48,874	190,397	40,874
Provision for adjustment to market value	127,888	132,312	127,888	132,312
Adjustment of Law No. 11638/2007- RTT	294,495	-	294,051	-
Others	916,711	583,187	1,069,814	613,257
	2,493,244	1,348,168	4,581,036	2,786,948

I - Deferred Tax Assets

The Deferred Tax Assets deriving from temporary differences in IRPJ and CSLL calculation basis will be utilized as the events that gave rise thereto take place.

Considering the profitability history of the Company, as well as the expectation of generating taxable income over the coming years, the recognition of these assets is based on the realization of the assets, identified with future trend analysis, supported by a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

In view of the nature of the tax credits, the expectation is that the amounts recognized in Non-Current Assets will be realized over the next seven years (2011 to 2017), upon the occurrence of the corresponding triggering events.

II - Recoverable ICMS, PIS/PASEP AND COFINS on Fuel Purchase

Aiming to reimburse the concessionaire companies of the Public Utility Electric Energy Service that have thermal generation and operate on the Isolated System, Law No. 10,833/2003, amending Law No. 8,631/1993, established that the Fuel Consumption Account - CCC was responsible for this burden, integrally, for 2004, and partially for the years 2005 to 2008.

Through Normative Resolution 303/2008, ANEEL established methodologies and procedures for computation, proof and validation of the ICMS amount recorded as a cost arising from the purchase of fuel, as well as computation, proof, supervision and payment of liabilities to be reimbursed to CCC-ISOL by the beneficiary agents who received ICMS amounts of reimbursement superior to the effective cost incurred with this tax.

The Directive Release 2775/2008 - SFF/ANEEL regulates, among other issues inherent to the closing of the 2008 Financial Statements from Electricity Public Utility concessionaires, the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for electricity generation under non-cumulative system between 2004 to 2008.

The management of subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In view of the new facts, in 2008, the subsidiary’s management, supported by its legal counsels’ opinion, recognized the credit over all the company’s fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$ 498,171 and recognizing this in Non-Current Assets.

Eletrobras

In order to avoid potential risks of losing these credits recognized under the aegis of the Laws No. 10,637/2002 and No. 10,833/2003, the subsidiary’s management, guided by its legal counsels, filed a lawsuit at court against the federal government to suspend the statute of limitation period.

The utilization of recognized tax credits is subject to future operations that originate debits, which according to the subsidiary’s management’s opinion, will occur even under the assumption of replacement of fuel oil with natural gas as input in the electricity generation and Manaus entry into the National Interconnected System - SIN. Law No. 12,111/09 establishes mechanisms that will allow the account of recoverable tax from fuel purchase not to undergo any increases, starting in distribution operations in an estimated period of 4 years. The above-mentioned Law is still waiting for regulation, and the possible effects arising from the determination of the regulation characteristics by ANEEL, if any, will be recognized at the completion of this process.

III -PIS/PASEP and COFINS unconstitutionality

PIS/PASEP and COFINS unconstitutionality: The Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 97,18/98, which increased PIS/PASEP and COFINS calculation basis and created, at that time, a new concept of billing, which then covered the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. Such device did not have any constitutional provision to support it, later being constitutionally amended.

Based on the Brazilian National Tax Code - CTN, Eletrobras system companies seek recognition of their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase of these contributions calculation basis. Until the conclusion of these financial statements, there was not a final decision on such issue.

Eletrobras System companies have, therefore, potential tax credits for PIS/PASEP and COFINS, which are still being determined and, accordingly, are not recognized in these Financial Statements, since the declaration of unconstitutionality only benefits the companies that are authors of the judged extraordinary appeals.

NOTE 13 - REIMBURSEMENT RIGHTS - REGULATORY ASSETS

I - Values Resulting from the Electricity Sector General Agreement

The Brazilian electric sector was subject to the Electricity Consumption Rationing Emergency Program, managed by the Electricity Crisis Management Chamber, created by the federal government to administer demand adjustment programs, coordinate actions to increase energy supply, and implement emergency measures during the electricity rationing period effective between June 1, 2001 and February 28, 2002.

Law No. 10,438/2002 formalized the legal instruments to implement the Electricity Sector General Agreement deriving from the rationing program and authorized ANEEL to implement the Extraordinary Tariff Adjustment - RTE, that aims at recovering the financial impacts to which companies comprising the Brazilian Interconnected Electric System were subject.

In this scenario, the electricity generation companies recognized the free energy-related credits, loss of revenue and portion A, realizable according to the Electricity Sector General Agreement, by collecting RTE from final consumers with a deadline established by ANEEL, which varies according to each distribution company.

In 2009, losses deriving from free energy unbilled by distribution companies were recognized, in the amount of R$ 48,195, recorded under Losses on realization of assets, in the Operating Expenses group.

Eletrobras

The net residual values recorded as regulatory assets deriving from the Electricity Sector General Agreement are included in the Consumers and Resellers account (see Exhibit I) as follows:

CONSOLIDATED
RTE - Portion A, Free Energy and Generation Refund
Balance at December 31, 2008	97,877
(-) Losses	(48,195)
(-) Realized	(9,913)
Unrealized balance at December 31, 2009	39,769

PCLD
Balance at December 31, 2008	(66,998)
(+) Reversal	52,693
(-) Booking	(22,711)
(37,016)
Unrealized balance at December 31, 2009	2,753

On January 12, 2010, ANEEL issued the Normative Resolution 387/2009, from December 15th, 2009, establishing that the concessionaires and permit holders of electricity distribution public utility must calculate what was necessary to re-establish Free Energy and Revenue Loss final value, by applying the mentioned Resolution methodology, in order to allow for the final balance computation to be transferred to the generation companies.

On February 28, 2010 the distribution companies submitted these calculations to ANEEL, which will homologate them through an official document within 90 days, defining the values to be paid to the generation companies within 30 days.

The Company's Management expects that ANEEL homologation results in receivables; however, they do not have enough information to fairly measure and/or estimate these values, which is the reason why there are not registers of any rights deriving from the above-mentioned Resolution edition, which will be recorded when the final value is homologated by ANEEL.

II - Values Resulting from Itaipu Binacional’s Electricity Commercialization

Supported by Law No. 11480/2007, the adjustment factor from the financial agreements executed with Itaipu Binacional and from the credit assignment agreement executed with the National Treasury as of 2007 was excluded, while guaranteeing full maintenance of Eletrobras receivables flow.

As a result, Decree 6265 of November 22, 2007 was enacted with a view to regulating the commercialization of Itaipu Binacional’s electricity, defining the factor to be applied in the sale tariff, creating a Regulatory Asset related to the factor verified annually, corresponding to the annual adjustment factor removed from financing to be annually included in the sale tariff as from 2008.

Therefore, as from 2008 the factor deriving from the annual adjustment factor removal has been included in the sale tariff of power generated by Itaipu Binacional, whose amounts are annually defined by means of a joint ministerial ordinance of the Ministries of Finance and of Mines and Energy. The sale tariff effective in 2009 includes the amount corresponding to US$ 214,989 thousand, ratified by the ordinance MME/MF 398/2008.

The balance of Regulatory Assets deriving from the commercialization of Itaipu Binacional’s electricity, represented by the item Reimbursement Rights, under Non-Current Assets, amounts to R$ 1,803,348 corresponding to US$ 1,035,693 thousand (December 31, 2008 - R$ 4,312,809, corresponding to US$ 1,845,447 thousand).

The methodology to compute the Regulatory Asset was regulated by the joint ministerial ordinance MME/MF 313/2007, from December 11, 2007.

III - CCC-Isol Reimbursement

Supported by Law No. 111/2009, the systematic of isolated systems was altered.  The CCC subvention, which formerly subsidized only the costs with fuel will now reimburse the amount corresponding to the difference between the total cost of electricity and the valuation of the corresponding quantity of electricity at the average cost of power and energy commercialized in the Regulated Contracting Environment - ACR of the National Interconnected System - SIN.

Eletrobras

The following related costs must be included in the total cost of electricity generation in Isolated Systems:

I - contracting of energy and associated power;

II - own generation to supply the electricity distribution public utility;

III - charges and taxes; and

IV - investments.

According to the regulations, other costs related to electricity services rendered in Isolated Systems remote regions, characterized by a great dispersion of consumers and lack of economy of scale, are also included in the total cost of generation.

The values calculated and recorded by the Company in 2009 amounted to R$ 435,385, recorded in Current Assets, with the compensatory value of R$ 225,611 in Non-Current Liabilities and the remainder in the year’s results.

NOTE 14 - NUCLEAR FUEL INVENTORY

The nuclear fuel used in the thermonuclear power plants Angra I and II is made of elements manufactured with metallic components and uranium tablets.

Initially, the uranium ore and services necessary for its manufacturing are acquired and classified in Non-Current Assets - long-term receivables in the account “Nuclear Fuel Inventory”. After concluding the manufacturing process, the portion related to the consumption estimated for the 12 subsequent months is classified in current assets, under “Storeroom”. On December 31, 2009, the amount of material accounts for storeroom in current and non-current assets totaled R$ 307,882 thousand (R$ 295,374 thousand - December 31, 2008).

The monthly payment in operating expenses is proportional, considering the monthly energy effectively generated regarding the total energy estimated for each fuel element, and the company makes periodic inventories and assessments of nuclear fuel elements which have undergone the electricity generation process and are stored at the used fuel warehouse.

Below is the breakdown on December 31, 2009, of the long-term nuclear fuel inventory for the operations of the thermonuclear power plants UTN Angra I and UTN Angra II:

	CONSOLIDATED
	12/31/2009	12/31/2008
NON-CURRENT
Nuclear Fuel Inventory
Uranium concentrate	111,199	104,442
Ready elements	239,771	146,736
Storeroom supplies	267,303	259,213
In progress - nuclear fuel	137,161	214,751
	755,434	725,142

NOTE 15 - ADVANCES FOR FUTURE CAPITAL INCREASE

I) In October 2009, Eletrobras’s Board of Directors approved the capitalization of subsidiaries, amounting to R$ 11,770,400, corresponding to advances for future capital increase (AFAC), existing then, amounting to R$ 2,945,835, and part of the loans granted to the subsidiaries, amounting to R$ 9,043,089.

Both capitalization of Eletrobras credits, deriving from the debit balance of loans granted with ordinary funds, and AFACs integration are conditioned to approval by the Department of Coordination and Governance of State-run Enterprises - DEST, the Brazilian Electricity Regulatory Agency - ANEEL, and the Federal Revenue Attorney General’s Office - PGNF. The steps also require the execution of a Corporate Performance Goals Agreement - CMDE and the amendment of the bylaws of the subsidiaries.

Eletrobras

In view of the resolutions described above, the Company includes in non-current assets the values corresponding to advances for future capital increase in the following companies, which will be capitalized in 2010:

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Subsidiaries
Furnas	31,154	31,154	-	-
Chesf	3,018,051	294,397	-	-
Eletrosul	430,144	94,576	-	-
Eletronorte	4,023,201	-	-	-
Eletronuclear	62,285	62,285	-	-
CGTEE	38,850	-	-	-
Ceal	525,485	235,833	-	-
Cepisa	779,224	494,369	-	-
Ceron	1,117,860	718,688	-	-
Eletroacre	180,567	143.320	-	-
Amazonas	1,573,797	-	-	-
	11,780,618	2,074,623	-	-
Provision for losses	(1,858,603)	(1,348,368)	-	-
	9,922,015	726,254	-	-
Other investments	4,000	4,027	4,000	4,027
	9,926,015	730,281	4,000	4,027

NOTE 16 - INVESTMENTS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Equity Accounting

a) Subsidiaries (Exhibit III)	39,838,297	39,935,810	-	-

b) Associated companies

Celpa (b)	396,393	366,953	396,393	366,953
CEEE-GT	494,046	127,368	494,046	127,368
Cemat	512,872	456,883	512,872	456,883
Emae (b)	316,815	267,765	316,815	267,765
CTEEP	1,478,447	1,447,818	1,478,447	1,447,818
Cemar	250,798	197,943	250,798	197,943
RedeLajeado (b) (d)	380,189	219,806	380,189	219,806
Ceb Lajeado (b)	63,291	78,173	63,291	78,173
EDPLajeado (b) (d)	-	103,771	-	103,771
Paulista Lajeado (b)	23,381	23,380	23,381	23,380
CEEE-D	408,338	9,499	408,338	9,499
Inambari (c)	6,789	-	13,792	-
Baguari (c)	-	-	79,225	61,925
Enerpeixe (b)	-	-	460,072	420,960
STN - Northeast Transmission System (b)	-	-	111,389	112,780
Transleste (c)	-	-	14,539	13,420
Transirapé (c)	-	-	7,262	6,029
Serra do Facão (a)	-	-	137,485	273,713
Retiro Baixo (b)	-	-	99,920	67,188
Transudeste (c)	-	-	9,986	8,500
Centroeste de Minas(b)	-	-	16,060	6,514
Chapecoense (b)	-	-	259,545	270,855
Etau (b)	-	-	12,485	12,487
Artemis (b)	-	-	72,226	68,142
Uirapuru (b)	-	-	22,522	20,212
Sustainable Energy (b)	-	-	202,389	100,004
Energy Transmission Power Station (a)	-	-	208,786	-
Intesa (a)	-	-	96,331	91,566
Energetica Águas da Pedra(b)	-	-	123,421	123,970
AETE (b)	-	-	28,143	25,200
Brasnorte (b)	-	-	89,009	39,600
Amapari (c)	-	-	39,558	41,423
Others	-	-	342,246	178,716
	4,331,358	3.299.359	6,770,960	5,242,563
c) Acquisition cost

Guascor	3,300	3,300	3,300	3,300
EATE	12,509	16,960	12,509	16,960
Tangara	21,738	21,738	21,738	21,738
Elejor	-	9,829	-	9,829
CDSA	11,802	11,801	11,802	11,801
Celesc	28,242	28,241	28,242	28,241
Cesp	269,680	268,679	269,680	268,679
Coelce	15,329	15,328	15,329	15,328
Saelpa	11,272	11,272	11,272	11,272
AES Tietê	23,046	23,046	23,046	23,046
Eletropaulo	-	-	31,728	31,728
Energias do Brasil	-	-	7,850	7,850
CPFL Energia	-	-	3,364	3,364
Others	- 34,956	- 37,355	181,862	201,166
	431,874	447,549	621,722	654,302

	44,601,529	43,682,718	7,392,683	5,896,865

Provision for investment losses	(576,536)	-	(576,536)	-
TOTAL	44,024,993	43,682,718	6,816,146	5,896,865

Eletrobras

(a)   Financial statements audited by the same independent auditors.

(b)   Financial statements audited by other auditors

(c)   Report of independent auditors relating to Financial Statements not available until the closing date (primarily pre-operational companies).

(d)   Rede Lajeado has taken over EDP Lajeado

Eletrobras has several legal actions within the judiciary, in various stages of trial, where it is the defendant (see Note 27), in which assets representing 6.73% of the total investment portfolio have been offered as guarantee, as follows:

Investments	Investment Value	Blocked percentage	Blocked Investment

CTEEP	1,478,447	88.93%	1,314,783
EMAE	316,815	100.00%	316,815
Cesp	269,680	95.82%	258,407
AES Tietê	23,046	89.22%	20,562
Coelce	15,328	100.00%	15,328
Duke	3,344	62.48%	2,089
Cemat	512,872	86.64%	444,352
Ceb	3,528	50.00%	1,764
Celpa	396,393	5.31%	21,048
Celpe	4,689	70.32%	3,297
Celesc	28,241	15.24%	4,304
CEEE-GT	494,046	87.39%	431,747
Total	3,546,428		2,834,496
Other investments	40,478,564		-
	44,024,992	6.73%	2,834,496

I - CEEE - CRC

In March, 1993, the investee CEEE (currently called CEEE-D and CEEE-GT) filed an Ordinary Lawsuit against the Federal Government, pleading the recognition of certain expenses deriving from the service costs between 1981 and 1993 in the Result Accounts to Offset - CRC. The final favorable decision was given by judged the Federal Supreme Court on March, 31, 2009.

The decision granted the right to the Concessionaire to register service costs for adjustments in the Result Accounts to Offset - CRC and in the National Reserve for Compensation of Remuneration - RENCOR.

According to a court decision from November 2009, the computation of the values was determined as per Law No. 8631/1993, with amendments of Law No. 8724/1993. Based on the final decision judged and supported by an independent judicial report, with values determined by technical calculations, the investee recognized through accounting the corresponding assets, at face value, in rebuttal to the results of the year 2009, whose realization was supported by paragraph nine in Article seven of Law No. 8631/1993.

Eletrobras

Eletrobras’s management understands, however, that the mentioned CRC credit should have been recognized according to its present value, considering the maturity of CEEE-D and CEEE-GT concessions, both ending in 2015. Thus, when determining the evaluation of these investees by the equity method, at December 31, 2009, Eletrobras’s management adjusted the net assets in the amounts of R$ 222,996 and R$ 149,168, respectively, through the adoption of the present value adjustment.

Information relating to partnership investments are described below:

	ASSETS			LIABILITIES
2009	Fixed Assets	Others	Total	(Loans and Financing)	Others	Net Assets	Total	Results of the period
Energy Water Stone S.A.	625,233	94,598	719,831	459,362	9,711	250,758	719,831	(2,242)
Amapari Energia S.A.	73,216	49,649	122,865	41,435	(539)	81,430	122,326	(3,106)
Amazônia Eletronorte Transmissora de Energia S.A - AETE	93,742	18,927	112,669	55,235	(1)	57,435	112,669	16,320
ARTEMIS	251,299	50,197	301,496	121,972	32,126	147,398	301,496	18,609
Energética Águas da Pedra S.A. - EAPSA	625,233	94,598	719,831	218,314	250,759	250,758	719,831	2,242
ENERPEIXE	1,750,295	148,591	1,898,886	695,691	53,014	1,150,181	1,898,886	121,026
ESBR PARTICIPAÇÕES	2,181,955	743,098	2,925,053	1,805,651	107,459	1,011,943	2,925,053	(10,169)
STATION	239,959	19,958	259,917	-	1,494	258,423	259,917	(981)
ETAU	106,176	13,965	120,141	54,443	20,280	45,418	120,141	16,929
Integração Transmissora de Energia S.A.	543,778	25,492	569,270	347,706	27,025	194,539	569,270	11,090
Interligação Elétrica do Madeira S.A.	91,522	13,059	104,581	13	1,369	103,199	104,581	-
Manaus Construtora Ltda.	-	15,864	15,864	-	5,926	9,938	15,864	9,938
Manaus Transmissora de Energia S.A.	229,165	399,430	628,595	457,309	170,402	884	628,595	883
NORTE BRASIL	4,420	58,535	62,955	-	2,458	60,497	62,955	(1,502)
PORTO VELHO	61,196	3,951	65,147	-	767	64,380	65,147	(193)
STN-Sistema de Transmissão Nordeste S.A.	475,500	41,698	517,198	252,979	36,893	227,326	517,198	50,253
TRANSIRAPE	66,404	5,907	72,311	36,869	5,801	29,641	72,311	6,597
TRANSLESTE	112,560	12,236	124,796	57,800	6,417	60,579	124,796	12,899
TRANSUDESTE	78,628	6,285	84,913	39,932	5,035	39,946	84,913	7,800
UIRAPURU	92,442	15,518	107,960	50,640	11,356	45,964	107,960	7,799

	ASSETS			LIABILITIES
2008	Fixed Assets	Others	Total	(Loans and Financing)	Others	Net Assets	Total	Results of the period
Energética Águas da Pedra S.A.	446,480	108,360	554,840	286,806	15,034	253,000	554,840
ARTEMIS	268,836	44,093	312,929	142,959	23,429	146,541	312,929	11,059
ENERPEIXE	1,777,059	151,981	1,929,040	809,079	67,561	1,052,400	1,929,040	130,668
ESBR PARTICIPAÇÕES	160,017	98,879	258,896	-	8,886	250,010	258,896
ETAU	109,214	10,407	119,621	64,083	10,966	44,572	119,621	5,264
Integração Transmissora de Energia S.A.	558,275	20,832	579,107	362,982	30,521	185,604	579,107	2,016
Manaus Transmissora de Energia S.A.	-	537,258	537,258	405,397	109,326	22,535	537,258
STN-Sistema de Transmissão Nordeste S.A.	485,874	47,270	533,144	266,275	36,704	230,165	533,144	44,918
TRANSIRAPE	67,026	5,536	72,562	43,051	4,900	24,611	72,562	1,087
TRANSLESTE	115,263	10,565	125,828	64,483	5,429	55,916	125,828	7,643
TRANSUDESTE	79,619	6,934	86,553	46,703	5,882	33,998	86,583	2,165
UIRAPURU	94,961	15,315	110,276	59,614	9,413	41,249	110,276	1,975

Over the past few years, Eletrobras signed investments in projects in partnership with the private sector, where the Company is the minority shareholder, holding preferred shares. These undertakings purpose is to operate in the area of electric energy generation and transmission, whose supplied amounts are classified under Assets - Investments.

Eletrobras

Similarly, considering the needs of investment expansion in the Energy Sector, in line with the intention of the Federal Government to attract new capital as per Law No. 10438/2002, Eletrobras subsidiary companies also hold minority ordinary shares in electricity service companies, classified under Assets - Investments, evaluated at Purchase Cost or Equity, when applicable.

I.    STN - It refers to the Special Purpose Company created by Chesf and by the Technical Company of Electrical Engineering - Alusa, to explore the granting of a transmission line of 546 km, 500 kV, in the stretches Teresina (PI) - Sobral and Fortaleza (CE). The capital of the company Sistema de Transmissão Nordeste is divided according to the following proportion: Alusa, 51% and Chesf, 49%. The project was concluded in December 2005 and commercial operation started in January, 2006.

II.    Manaus Construtora Ltda. - Special Purpose Company, established on April 6, 2009, of which the Company is a shareholder with 195 shares, together with Abengoa Holding, with 505 shares, and Eletronorte, with 300 shares. This company aims to manufacture, assemble and supply materials, labor and equipment for Oriximiná/Cariri 500 kV transmission line, Itacoatiara substation 500/138 kV and SE 500/230 kV, to be integrated into the National Interconnected System Basic Network.

III.  Northeast Consortium of Energy Transmission - Special Purpose Company, through the Northeast Consortium, which was granted the concession of Lot C of the Auction No. 005/2009 ANEEL, to construct, assemble, operate, and maintain the transmission facilities for a period of 30 years of São Luiz II - São Luiz III transmission line, of 230 kV, located in the State of Maranhão; of substation Pecém II, of 500 kV, located in the State of Ceará; and of substation Aquiriz II, of 230 kV, located in the State of Ceará.  Chesf holds 49% and ATP Engenharia Ltda holds 51% in the consortium shareholding.

IV.   Central Geradora Eólica Areia Branca - Special Purpose Company, which was granted the concession for power generation in Auction 03/2009 ANEEL, in the modality Reserve Energy (LER) - Wind Power Energy, in a consortium carried out by Chesf, with 49%. Martifer Renováveis Geração de Energia e Participações, located in the city of Areia Branca (RN), with 51%, to implement Central Geradora Eólica Areia Branca, and an average of 11 MW, with installed power of 27.3 MW, was negotiated.  Contracts of purchase and sale with duration of 20 years, with supplying starting as from July 1, 2012.

V.  Central Geradora Eólica Areia Branca - Special Purpose Company, which was granted the concession for power generation in Auction 03/2009 ANEEL, in the modality Reserve Energy (LER) - Wind Power Energy, in a consortium carried out by Chesf, with 49%. Martifer Renováveis Geração de Energia e Participações, located in the city of Areia Branca (RN), with 51% to implement Central Geradora Eólica Areia Branca, and an average of 8 MW, with installed power of 23.1 MW, was negotiated.  Contracts of purchase and sale with duration of 20 years, with supplying starting as from July 1, 2012.

VI.   Artemis Transmissora de Energia - a Company whose objective is exploring transmission lines of 525 kV, connecting Salto Santiago to Ivaiporã and Ivaiporã to Cascavel D’Oeste, where the subsidiary Eletrosul holds 49% of the capital stock shares. The operations started in October 2005.

VII.       Uirapuru Transmissora de Energia - Special Purpose Company, established in 2004 to construct, operate and maintain 120 km of a 525 kV transmission line, Ivaiporã (PR) - Londrina (PR), with a concession for 30 years.  Eletrosul holds 49% of the shares representing Uirapuru capital stock, leaving Cymi Holding S.A. with 51%. The transmission line started to operate in 2006.

VIII.      ETAU - Empresa Transmissora do Alto Uruguay - Special Purpose Company established to construct, operate and maintain 187 km of a 230 kV transmission line, Campos Novos (SC) - Barra Grande (SC) - Lagoa Vermelha (RS) - Santa Marta (RS), with a concession for 30 years. Eletrosul holds 27.4% of ETAU capital stock shares, leaving the companies Terna Participações S.A. with 52.6%, DME Energética Ltda with 10%, and Companhia Estadual de Energia Elétrica - CEEE with 10%. The transmission line started to operate in 2005.

Eletrobras

IX.   Energia Sustentável do Brasil - Special Purpose Company whose objective is the exploration of the concession and commercializing the energy from Jirau Hydroelectric Plant, on the Rio Madeira (RO), with minimum installed power of 3,300 MW, and estimated operation beginning in 2013. Eletrobras System holds 40% of the company's capital (Chesf - 20% and Eletrosul - 20%), together with the companies Suez Energy South America Participações Ltda.  (50.1%) and Camargo Corrêa S.A. Investimentos em Infraestrutura S.A. (9.9%). The concession period of the project is 35 years.

X.    Norte Brasil Transmissora de Energia - Special Purpose Company whose objective is the construction, implemention, operation, and maintenance of the Electricity Transmission Public Utility of the Interconnected Electric System Basic Network, consisting of collector Transmission Line Porto Velho - Araraquata, stretch 02, with Direct Current, at approximately 600 KV, with a concession for 35 years. Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte, 24.5%), leaving Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

XI.   Estação Transmissora de Energia - Special Purpose Company whose objective is the construction, implementation, operation, and maintenance of the Electricity Transmission Public Utility of the Basic Network Interconnected System, consisting of the station Refiticadora No. 1 with alternating current/direct current, and of the Inverter Station No. 1 with direct current/alternating current, 600/500 KV - 2950 MW, with a concession for 35 years.  Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte, 24.5%), leaving Andrade Gutierrez Participações with 25.5% and Abengoa Concessões Brasil Holding S/A with 25.5%.

XII.      Porto Velho Transmissora de Energia - Special Purpose Company whose objective is to establish, operate and maintain Collector Transmission Line Porto Velho (RO), Collector Substation Porto Velho (RO), at 500/230 KV, and two Converter AC/DC/AC Back-to-Back, at 400 MW, as well as the other facilities, with a concession for 35 years. Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte, 24.5%), leaving Andrade Gutierrez Participações with 25.5% and Abengoa Concessões Brasil Holding S/A with 25.5%.

XIII.      Amazônia Eletronorte Transmissora de Energia - Special Purpose Company established for the construction, operation and maintenance of 2 transmission lines of 230 KV, Coxipó (MT) - Cuiabá (MT), with a length of 25 km, and Cuiabá (MT) - Rondonópolis (MT) with a length of 168 km, having started its operations in August, 2005. Eletronorte holds 49% of AETE’S capital stock.

XIV.     Intesa - Integração Transmissora de Energia - Special Purpose Company established for the construction, implementation, operation, and maintenance of Electricity Transmission Line at 500kV, in the stretches Colinas - Serra da Mesa 2, 3rd circuit, with a concession for 30 years. The capital of Intesa is divided as follows: Eletrobras System, with 49% (Chesf - 12% and Eletronorte - 37%) and Brasil Energia Private Equity Investment Fund - FIP, with 51%. Intesa’s commercial operations began in 2008.

XV.      Energética Águas da Pedra - Special Purpose Company originated from Aripuanã Consortium, which was relating to contracts of energy from new projects, with subsequent granting for HEP Dardanelos implementation, under the Regulated Contracting Environment.  Eletrobras System holds a share of 49% (Chesf - 24.50% and Eletronorte - 24.50%) together with Neoenergia S.A., which holds 51%. The power plant will be implemented in Rio Aripuanã, located in northern Mato Grosso State, with power of 261 MW and total average power ensured of 154.9 MW. The first machines are estimated to start operating in 2011, and average of 147 MW was commercialized for the period between 2011 and 2041, with a concession for 35 years.

XVI.        Amapari Energia - Special Purpose Company established in 2007 in a partnership between MPX Energia S.A. and Eletronorte, which aims to establish itself as an Electricity Independent Producer (PIE), with initial installed capacity of 23.33 MW. This is a diesel oil thermal power station (TPS) in the city of Serra do Navio, State of Amapá. Eletronorte holds a share of 49% and MPX Energia a share of 51%.

Eletrobras

XVII.       Brasnorte Transmissora de Energia - Special Purpose Company established in 2007 aiming to explore the granting of Juba - Jauru Transmission Line, 230 kV, with extension of 129 km; Maggi - Nova Mutum Transmission Line, 230 kV, extension of 273 km; Juba Substation, 230/138 kV and Maggi Substation, 230/138 kV. Eletronorte holds a capital stock share of 49.71%, Terna Participações S/A of 38.70% and Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA of 11.62%.

XVIII.    Manaus Transmissora de Energia - Special Purpose Company, established in 2008 by the Amazônia Consortium, with Eletronorte holding a share of 30%, Abengoa Concessões Brasil Holding of 50.50% and Chesf of 19.50%. It aims to construct, operate and maintain Oriximiná(PA)/Itacoatiara(AM) Line Transmission, double circuit, 500KV, with extension of 374 km; LT Itacoatiara(AM)/Cariri(AM), double circuit 500KV, with extension of 212 km; and Itacoatiara Substation, at 500/230 KV, 1.800MVA.

XIX.    Enerpeixe - It refers to the Special Purpose Company called Enerpeixe S.A., whose objective is the construction and operation of HPE Peixe Angical, located on the Tocantins River, whose generation capacity is 452 MW, having Furnas holding 40% of the capital stock, with operations that started on May, 2006.

XX.     Transleste - Special Purpose Company established in 2003, with the objective to implement and operate, for a period of 30 years, the transmission line connecting Montes Claros (MG) to Irapé (MG), at 345 kV of voltage and with extension of 150 km. The subsidiary Furnas holds 24% of the capital stock. The transmission line started to operate in 2005.

XXI.        Transudeste - Company established in 2004, with the objective to implement and exploit, for a period of 30 years, the transmission line connecting Itutinga (MG) to Juiz de Fora (MG), at 345 kV of voltage and with extension of 140 km. The subsidiary Furnas holds 25% of the capital stock. The transmission line started to operate in 2007.

XXII.       Transirapé - Society established in 2004 with the objective of constructing, operating and maintaining the Irapé (MG) - Araçuaí (MG) electricity transmission line facilities, at the voltage of 230 kV, with 65 km of extension. The subsidiary Furnas holds 24.5% of the capital stock. The transmission line started to operate on May, 2007.

XXIII.     Chapecoense - Refers to the Special Purpose Company called Generation Chapecoense SA, whose objective is to construct and operate the HEP Foz do Chapecó, located on the Uruguay River. Furnas holds 49.9% of the capital stock share of the company that will manage the plant, with capacity of 855 MW, which will be operated by the Chapecoense consortium composed by CPFL (51%), Chapecoense (40%), and CEEE-GT (9%), Furnas being responsible for the owner’s engineering activities through services.  The first machine is estimated to start operating in August, 2010.

XXIV.   Serra do Facão - Special Purpose Company established with the objective of constructing and operating the HPE Serra do Facão, with installed power of 210 MW, located on the São Marcos River in the State of Goiás. Furnas holds 100% of the consortium shares. The first machine is estimated to start operating on May, 2010.

XXV.      Retiro Baixo - Specific Purpose Company, called Retiro Baixo Energética S.A., established to implement and manage the HEP Retiro Baixo, with installed power of 82 MW, located on the Paraopeba River, in Minas Gerais municipalities of Curvelo and Pompeu. FURNAS holds 49% of the capital stock and the works began in March, 2007, and the commercial operation of the first machine started in 2009.

XXVI.     Baguari Energia - It is a Special Purpose Company, established to implement and exploit the HEP Baguari, located on the Doce River, in the State of Minas Gerais, with a capacity of 140 MW and with activities estimated to begin in 2009. Furnas holds 30.61% of the capital stock and the investment balance on December 31, 2009 is fully registered as an advancement for future capital increase.

XXVII.        Centroeste de Minas - Company established in 2004 with the objective to implement and exploit, for a period of 30 years, the transmission line connecting Furnas (MG) to Pimenta (MG), at 345 kV of voltage and with extension of 75 km. The subsidiary Furnas holds 49% of the capital stock.

Eletrobras

XXVIII.   MESA Consortium - Special Purpose Company established in 2007 with the objective to construct to perform and operate the construction project of the HEP Santo Antônio, on the Madeira River, (RO). The capital of MESA Consortium is held by Furnas (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), Cemig (10%), Investment Funds, Amazon Investment Funds and Shares (20%), and Construtora Norberto Odebrecht (1%).

XXIX.     IE Madeira - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission power of the National Interconnected System basic network, LT Collector Porto Velho - Araraquara, stretch 01, DC, 600 KV, Retifier Station number 02 AC/DC, 500 KV/+ 600KV - 3,150 MW; Inverter Station number 02 AC/DC, 600KV/5020KV - 2,950. Eletrobras System holds 49% of the capital stock shares (Furnas, 24.5% and Chesf, 24.5%), and CTEEP, 31%.

XXX.     IGESA - Special Purpose Company established in 2008, with the objective to study the technical and economic, environmental and legal feasibility of the hydroeletric utilization of Inambari (Peru), on the Inambari River, and of the Exclusive Use Transmission system, interconnecting Peru to Brazil, as well as the import and export of goods and services. Eletrobras System holds 49% of the capital (Furnas, 19.6% and Eletrobras, 29.4%) and the company is in the pre-operational stage.

XXXI.     Transenergia - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission line of the Brazilian Interconnected Electric System basic network, lot C, of the Auction No. 008/2008-ANEEL. Furnas holds 49% of the capital.

XXXII. Eletronet - The subsidiaries Furnas, Chesf, Eletronorte, and Eletrosul (ceding companies) recognized the need to make associations with the private sector and, also, with a company from the Eletrobras System - Eletropar, which would intermediate and, consequently, perform as their representative under their guidelines, in view of their business interests and by the use of their transmission infrastructure, before private partners.

Eletropar holds a minority share of 49% of Eletronet S.A. - Eletronet capital stock, performing as a representative of the interests of Eletrobras subsidiaries that assign electricity with Eletronet, which is responsible for the transfer of business yields to the mentioned ceding companies, and it is entitled to a management fee and the refund of its expenses on account of such business.

Eletropar, as of September 20, 2002, took over the management of Eletronet, due to default of the majority shareholder AES Bandeirante Empreendimentos Ltda. to provide the monetary adjustment of the capital stock 4th portion.

In 2003, the Board of Directors of Eletronet decided to declare the company’s bankruptcy, since all possibilities of keeping it as a going concern had been exhausted, and there was no perspective of a definitive solution.

At the Extraordinary General Meeting of Eletronet held in April, 2003, the shareholders approved the declaration of the company’s bankruptcy with a temporary restraining order on the continuation of its business and the management was authorized to take the appropriate legal measures.

In May 2003, Eletronet requested the Judiciary Branch of the State of Rio de Janeiro the declaration of its bankruptcy with a temporary restraining order on the continuation of its business, and the 5th Corporate Court decreed its bankruptcy as requested. Thus, Eletronet continued operating under the administration of the Judiciary Branch.

In June 2006, Eletropar and the bankrupt Eletronet S.A. received extrajudicial notifications from the ceding companies, unilaterally terminating the Agreement signed with Eletropar in 1999, and respective Addenda, which set forth the conditions for the latter to transfer to Eletronet the right to access and use cables and infrastructure, as well as to be refunded for 50% of the costs incurred in managing this structure. However, we point out that this termination does not comprise the credits receivable corresponding to the reimbursements due and charged until December 31, 2006.

Eletrobras

The ceding companies, based on contractual provisions, requested, among other things: a) to be vested in the possession of assets comprising the infrastructure implemented to provide telecommunication services; b) to exercise the right of claiming the optical cables; and c) to maintain the basic services of the Brazilian electricity transmission integrated system, as well as the non-interruption of services provided by Eletronet's employees.

On the same date, the ceding companies filed a petition at the 5th Corporate Court of the District of Rio de Janeiro requesting an injunction, which was definitively granted on January 14, 2008, only pending for its effectiveness the release of R$ 380,000 thousand in the checking account of the bankrupt Eletronet S/A, being the amount determined by the court expert.  In view of this decision, the ceding companies LT Bandeirantes Empreendimentos Ltda. (successor of AES Bandeirantes Empreendimentos Ltda. and partner of Eletropar in Eletronet), and the bankrupt estate of Eletronet S/A filed an interlocutory appeal.

It is worth mentioning the opinion of the 5th Bankrupt Estates Prosecutor Office, dated May 9, 2007, page 4,781 of the bankruptcy records, declaring there is no indication of bankruptcy crime in the adjudication of the bankruptcy, and accordingly, in addition to the lapse of the punitive claim on May 15, 2007, it was not necessary to start a legal investigation.

II) Sureties Granted to Related Parties

The sums of sureties granted by the Company in favor of the subsidiaries are described below:

	PARENT COMPANY
		12/31/2009	12/31/2008
Eletrosul/Chesf	HEP Jirau	7,273,395	-
Eletrosul	HEP Mauá	364,834	-
Eletrosul	HEP Passo São João	183,330	183,330
Furnas / Eletronorte	HEP Santo Antonio	6,638,593	-
Furnas	HEP Simplício	1,034,410	1,034,410
Eletronorte	Substation Miranda II	47,531	-
CGTEE	CCEE Operations	12,500	-
		15,554,593	1,217,740

III - In October, Eletrobras’s Board of Directors approved the Company’s equity interest in Centrales Hidroelétricas de Centroamérica - CHC, with the purpose of preparing and developing the feasibility studies and the basic project of HEP TUMARIN, in Nicaragua.

This operation is dependent on the determination of the value regarding the rights and obligations to be used by Construtora Queiroz Galvão for the payment of its shares, and to whether Construtora Queiroz Galvão and CHC will accept the stipulated value. Should the amount estimated by the aforementioned audit be lower than the one informed by Construtora Queiroz Galvão, the latter will make a cash transfer of the additional amount for the payment of shares.

Eletrobras will hold a 50% share in CHC’s capital.

NOTE 17 - FIXED ASSETS

The amount of fixed assets, the analysis of which is shown in the Exhibits IV and IV-A, is adjusted by liabilities connected with the electricity public utility concession representing the amounts received from the federal, state and municipal governments and consumers, as well as donations not subject to any return to the donator, with their maturity subject to the end of the respective concession, and comprise the following:

	CONSOLIDATED
	12/31/2009	12/31/2008
Federal Government contribution	933,628	744,613
Amortization	375,395	82,416
Consumers’ contributions	65,607	62,672
Donations and subsidies - investments	213,519	291,079
Others	180,562	168,469
	1,768,711	1,349,249

Eletrobras

a) Federal government contribution - this refers to the funds received from the federal government to be used in priority work of electricity generation and transmission.

b) Amortizations - these derive from reserves for amortization recorded up to 1971, pursuant to Federal Decree 41019/57, which were used until that year in the expansion of the electricity public utility.

c) Consumers’ contributions - these refer to the funds received to make feasible the execution of projects necessary to meet the demands of electricity supply, not included in the services expansion planning.

d) Donations and subsidies - donations, not subject to any return to the donator and subsidies for investments in the electricity public utility.

According to the Decree 41019 of February 26th, 1957, the assets and facilities used in the production, transmission and distribution of electricity are restricted to these services and may not be removed, sold, assigned, or given as mortgage guarantee without the previous and express authorization of the regulatory authority.

I) Extension of Hydroelectric Power Plant Samuel - HEP Samuel concession:

Decree No. 83975 of September 14th, 1979, granted Centrais Elétricas do Norte do Brasil S.A. - Eletronorte the concession for the use of hydraulic electricity of a stretch of the Jamari River, in the city of Porto Velho, State of Rondônia, with a 30-year term of effectiveness, which expired in September 2009.

On July 18th, 2006, Eletronorte submitted to ANEEL the request to extend the concession of the HEP Samuel and the consequent execution of the concession agreement.

On March 11th , 2010 HEP Samuel granting was extended for another twenty years. Such extension depends on the signature of the granting contract between Eletronorte and ANEEL.

II) Recoverable values of long-lived assets

On December 31, 2009 the management of the Company and its subsidiaries carried out an assessment of the long-lived assets recovery, mainly the fixed assets maintained and used in operations, with a view to identifying eventual impairment of these assets or groups of assets, which may lead to a non-full recovery, in compliance with the Accounting Pronouncement CPC 01 - reduction to the assets recoverable value.

The Company's management, supported by the opinion of independent legal counsel, considered the realization of the residual value of net assets at the end of the electricity public utility concession, based on the book value.  It also considered the depreciation, the asset's useful life and not the concession term.

The fair value calculation utilizes estimated future cash flows, discounted to present value by the discount rate before taxation that reflects the market conditions, current cash value and specific risks, based on electricity generation, transmission and distribution business sectors.

In 2008 the Company recorded an amount of R$ 770,231 as a provision to reduce the recoverable value of assets (impairment). This amount is substantially represented by the HEP Samuel provision due to its expired concession date.  As detailed above, ANEEL extended for 20 years the concession of HEP Samuel. The renewal made it possible for the subsidiary Eletronorte to reverse in 2009 the provision of the previous year.

Eletrobras

NOTE 18 - INTANGIBLE ASSETS

Specific expenses related to the establishment or acquisition of rights are recorded, including software, plus respective implementation costs where applicable, and amortized by the straight-line method.

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Operating	61,114	61,114	518,137	357,822
(-) Reintegration	(9,260)	(7,408)	(132,830)	(78,388)
In progress	-	-	141,457	96,377
	51,854	53,706	526,764	375,811

NOTE 19 - SUPPLIERS

This mainly includes the energy purchased from Itaipu Binacional (see Note 8, item II) with the following breakdown:

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
CURRENT
Goods, materials and services	100,544	206,241	1,672,582	1,170,045
Energy purchased for resale	1,409,363	1,445,709	1,778,466	1,379,546
CCEE - Short-term energy	-	24,121	20,686	44,976
	1,509,907	1,676,071	3,471,734	2,594,567

NOTE 20 - ADVANCES FROM CLIENTS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
CURRENT
ALBRÁS	-	-	39,292	37,778
PROINFA	24,108	15,381	24,108	15,381

	24,108	15,381	63,400	53,159
NON-CURRENT
ALBRÁS	-	-	978,980	1,018,488
	24,108	15,381	1,042,380	1,071,647

I - ALBRÁS

The subsidiary Eletronorte won the electricity purchase auction conducted by ALBRÁS in 2004 for a period of 20-years supply, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting a price compatible with the UHE Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) - England.

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made an energy pre-purchase offering with advance payment, comprising energy credits which will be amortized during the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month.

The operation took place as follows:

	PARENT COMPANY AND CONSOLIDATED
Advances Received	12/31/2009	12/31/2008
2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000
Total	1,200,000	1,200,000
Amortizations	(181,728)	(143,734)
Total liabilities	1,018,272	1,056,266

Eletrobras

II - PROINFA

PROINFA, enacted by Law No. 10,438/2002, and amendments, aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies, resulting in higher participation of electricity generated based on new sources.

The program ensures that Eletrobras can purchase the electricity to be generated for a period of 20 years, as from 2006, which will be transferred to the distribution concessionaires, free consumers and self-producers, excluding low income consumers proportionally to consumption.

The transmission and distribution concessionaires pay to Eletrobras the annual amount of cost corresponding to the contribution of captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payment needs to PROINFA’s generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, anticipated the payment of a twelfth of the annual quota, considering the contracting of all projects included in PROINFA.

NOTE 21 - FINANCING AND LOANS

The analysis of financing and loans, including charges, whose funds are earmarked for the investment program of the Eletrobras System, are shown in Exhibit V (see Note 43).

I - Receivables securitization fund - FIDC:

The financial statements, in accordance with CVM Rule No. 408/2004, given the characteristics of funds, consider the receivables balance as an integral part of assets, maintained under the origin classification, and the amount of FDIC net assets reflected as long-term and short-term financing, whose total balance on December 31, 2009 is R$ 71,671 (December 31st, 2008 - R$ 311,907), see Exhibit V.

II - Eletrobras’s Agreements:

Eletrobras’s liabilities include loan agreements executed between Eletrobras and multilateral agencies, such as IDB, KFW and EXIMBANK, guaranteed by the federal government. These agreements observe a standard of covenants applicable to agreements with multilateral agencies, in which these clauses are usually agreed upon in negotiations with this type of entity;

In the A/B Loan agreements of syndicated loan between CAF and commercial banks, Eletrobras has covenants typically practiced in the market, among which can be mentioned: existence of corporate guarantees, change of corporate control, compliance with licenses and authorizations, and restriction to significant disposal of assets;

In 2009, Eletrobras concluded the issue of bonds on the international market amounting to US$ 1,000,000.

The bonds were issued with a 10-year term, maturing on July 30, 2009, with total redemption at the maturity and with a biannual interest coupon at a rate of 6.875% per year, allowing the investors who bought the referred bonds at the release date a yield of 7.0% per year. The issuing price was of 99.112% of the face value, of which 60% of the offerings were from the United States, 30% from Europe and 10% from Asia.

The resources obtained from this operation with the international market constitute the fund to finance the subsidiaries, aiming to ensure the compliance of the Eletrobras System investment program.

Eletrobras

There are no contracts with financial ratio clauses in Eletrobras’ liabilities.

Negotiations are being developed with other multilateral agencies, such as the European Investment Bank and the French Development Agency, with a view to obtaining new financing lines.

NOTE 22 - COMPULSORY LOAN

The electricity consumption Compulsory Loan, enacted by Law No. 4,156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was extinguished by Law No. 7181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of this Compulsory Loan, ended with the enactment of Decree-Law 1512/1976, the collection included various classes of energy consumers and the credits were represented by bearer bonds issued by Eletrobras.

In a second phase, starting with provisions contained in the mentioned Decree-law, the Compulsory Loan in question was charged only to industries with monthly energy consumption exceeding 2,000 kWh, and the credits were no longer represented by bonds, but only recorded in book entry form by Eletrobras.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits, is recorded in current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, plus monetary adjustment based on the IPCA-E variation and corresponds, on December 31, 2009 to R$ 140,299 (December 31st, 2008 - R$ 215.071), of which R$ 127,358 are non-current (December 31st, 2008 - R$ 129,866).

I - Bearer bonds issued by Eletrobras

The bearer bonds issued as a result of the Compulsory Loan are not marketable securities, and not traded on stock exchanges, are not quoted and are unenforceable. Thus, Eletrobras management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of Eletrobras. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4,156/1962. The provisions of Law No. 6404/1976 and Law No. 6,385/1976 do not apply to these bonds.

The Brazilian Securities Commission's Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that "the bonds issued by Eletrobras as a result of Law No. 4,156/1962 may not be deemed as securities."

CVM also understood that there is neither irregularity in the procedures adopted by Eletrobras concerning its financial statements referring to these bonds, nor in the reporting of lawsuits (see Note 27) seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be considered as debentures. In addition, by force of provisions in Article 4, paragraph 11 of Law No. 4,156/1962 and Article 1 of Decree No. 2,0910/1932, they are unenforceable, a condition confirmed in newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

Eletrobras

As a result, the liabilities related to the Compulsory Loan represent the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these credits, as follows:

	PARENT COMPANY
	12/31/2009	12/31/2008
CURRENT
Interest Payable	12,941	85,205
NON-CURRENT
Credits Collected	127,358	129,866
	140,299	215,071

NOTE 23 - GLOBAL REVERSION RESERVE

This fund was created by the federal government to cover expenses related to indemnities of electric public utility concession reversions. The funds, while not used for the purposes for which they are destined, are used in the granting of financing for the expansion of the Brazilian electricity sector, improvement of the service and implementation of federal government programs.

The contribution to establish the RGR is the responsibility of the electric public utility concessionaires, by means of a quota called reversion and the appropriation of electricity services of up to 2.5% of the concessionaires and licensees investments, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 4, item I.k).

The concessionaires pay their RGR annual quotas, in twelve monthly installments, into a restricted bank account managed by Eletrobras, which operates the account within the limits provided for by Law No. 5,655/1971 and further amendments, not reflected in the Company's financial statements, since it is an independent entity in relation to Eletrobras.

I - expansion of electricity distribution services;

II - incentive to alternative electricity sources;

III - inventory and feasibility studies for the development of hydroelectric projects;

IV - implementation of power generation units of up to 5,000 kW, exclusively for public utility in communities assisted by an isolated electric system;

V - efficient public lighting;

VI - electricity conservation by means of improved quality of products and services;

VII - universalization of access to electricity.

Eletrobras remunerates the RGR for the funds used with annual interest of 5%. On December 31, 2009, the balance withdrawn from the Fund and used in various investments amounted to R$ 7,656,946 (December 31, 2008 - R$ 7,193,770).

NOTE 24 - FUEL CONSUMPTION ACCOUNT - CCC

Pursuant to Law No. 8,631 as of March 4, 1993, Eletrobras manages the amounts related to the collection made by electricity utility concessionaires to be credited in the Fuel Consumption Account - CCC, corresponding to annual quotas allocated to electricity generation fuel expenses. The amounts recorded in current assets, in contra account to current liabilities, correspond to the availability of funds held in a blocked bank account of restricted use and to quotas not settled by the concessionaires.

Eletrobras

NOTE 25 - TAXES AND SOCIAL CONTRIBUTIONS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Income Tax
Current liabilities	160,845	928,955	343,945	1,041,225
Non-current liabilities	-	694,031	128,830	1,187.824
Social Contribution	-
Current liabilities	59,748	343,291	119,216	417,942
Non-current liabilities	-	249,851	46,379	428,870
PASEP and COFINS	-
Current liabilities	801	69,366	104,957	186,139
Non-current liabilities	-	-	29,995	38,639
ICMS	-
Current liabilities	-	-	83,570	93,940
Non-current liabilities	-	-	21,053	45,764
PAES	-
Current liabilities	-	-	133,405	129,140
Non-current liabilities	-	-	883,458	958,697
OTHERS
Current liabilities	15,166	22,242	340,558	207,340
Non-current liabilities	-	-	45,695	53,870
Total	236,560	2,307,736	2,281,062	4,789,390
Current liabilities	236,560	1,363,854	1,125,652	2,075,726
Non-current liabilities	-	943,882	1,155,410	2,713,664

a) Tax Incentives - SUDENE

The Provisional Measure 2199-14 of August 24, 2001, amended by Law No. 11,196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax for the purposes of investments in installation, expansion, modernization, or diversification projects.

In 2008, the subsidiary Chesf obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. Such incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$ 163,153 (R$ 343,251 on December 31, 2008), recorded in the income for the year as a reduction of income tax, in compliance with the Pronouncement CPC 07.

b) Reconciliation of income tax and social contribution expenses

The reconciliation between IRPJ and CSLL amounts in 2009 and those based on the nominal (standard) tax rates is as follows:

	PARENT COMPANY
	12/31/2009		12/31/2008
	IRPJ	CSSL	IRPJ	CSSL
Profit before IRPJ and CSLL	(1,069,028)	(1,069,028)	8,481,396	8,481,396

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	(267,257)	(96,213)	2,120,349	763,326

Effects of additions and (exclusions):
Dividend income	(25,967)	(9,348)	(22,161)	(7,978)
Equity accounting	(551,488)	(218,229)	(57,028)	(20,530)
Provision of JCP	(185,377)	(66,736)	(428,814)	(154,373)
Provision for reduction to market value	264,162	95,098	71,985	25,915
Other additions (exclusions)	(166,566)	(38,633)	16,428	14,780

Total IRPJ and CSLL expenses	(932,493)	(334,061)	1,700,759	621,140

Special Installment Program - PAES

The subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia, and Ceal opted for refinancing their tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate - TJLP and SELIC.

Eletrobras

The debt related to the Special Installment Program - PAES on December 31, 2009, is as follows:

CONSOLIDATED
PAES balance at December 31, 2008	1,087,837

Monetary adjustment	123,315
Reduction of arrears surcharges - Law No. 11941/2009	(9,713)
Tax Credit - Utilization of tax loss - Law No. 11941/2009	(10,003)
Payments	(174,573)
PAES Balance on March 31, 2009	1,016,863

NOTE 26 - REGULATORY FEES

	CONSOLIDATED
CURRENT	12/31/2009	12/31/2008
Global Reversion Reserve - RGR	138,102	99,039
CCC/CDE	21,384	33,112
Financial compensation - water resources	405,436	536,133
ANEEL inspection fee	7,010	11,965
PROINFA	16,941	27,427
Others	7,595	609
	596,468	708,285

NOTE 27 - SHAREHOLDERS’ REMUNERATION

I - The Company's Bylaws set forth as a mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for Classes A and B preferred shares of 8% and 6%, respectively, of the capital stock related to these types and classes of shares.

Below is shown the adjusted net income and the value of the mandatory minimum dividend, pursuant to applicable law, as well as the total remuneration offered to the shareholders, to be resolved at the Ordinary General Meeting:

	PARENT COMPANY
	2009	2008
Year’s net income	170,526	6,136,497
Legal reserve	(8,526)	(306,825)
Adjusted net income	161,990	5,829,672

Mandatory minimum dividend - 25%	40,500	1,457,418

Remuneration offered to shareholders in the form of JCP
Ordinary shares	370,755	1,343,855
Class A preferred shares	319	319
Class B preferred shares	370,435	371,080
	741,509	1,715,254

In 2009 Eletrobras recorded interest on capital - JCP amounting to R$ 741,509 as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

	Remuneration per share - in R$
		12/31/2009	12/31/2008
Common shares	1,7735% of capital (2008 -6.4283%)	0.41	1.48
Class A preferred shares	9,4118% of capital (2008 - 9.4118%)	2.17	2.17
Class B preferred shares	7,0588% of capital (2008 - 7.0588%)	1.63	1.63

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The remuneration to shareholders related to 2009 corresponds to 457.72% of the adjusted net income in accordance with Law No. 6,404/1976 (2008 -29.41%) and will be adjusted based on the SELIC rate disclosed by the Brazilian Central Bank, according to Decree 2673 of July 16, 1998, which establishes state federal companies’ payment of dividends or interests on their capital.

Eletrobras

The update covers from January 1, 2010 until the date of the actual commencement of the remuneration payment, being the date to be decided by the Ordinary General Meeting, which will assess the present Financial Statements and the proposed allocation of this year’s results. The IRRF incurs on the installment related to monetary restatement by the SELIC rate, according to the effective legislation.

In compliance with CVM Deliberation 207/1996, Eletrobras, for purposes of meeting the fiscal rules, accounted for this interest in return for financial costs, reverting them in a specific account, by choosing not to present them, however, in the Statement of Operations, in view of not having effects on net income, but only fiscal effects recognized under “Social Contribution on Net Income” and “Income Tax”.

In accordance with the resolutions of the 49th Ordinary General Meeting held on April 30, 2009, the payment of shareholders’ remuneration for the year 2008, in the form of JCP, began on May 20, 2009, and was as follows:

	In reais / per share
Type/Class	Gross value (On 12/31/2008)	Updated gross value (On 05/20/2009)

Common shares	1,484883734	1,548692924
Class A Preferred Shares	2,174044375	2,267468532
Class B Preferred Shares	1,633372107	1,703562217

II - In January, 2010, the Company’s Board of Directors decided for the payment of the Undistributed Dividends Special Reserve balance in four annual installments, starting in the year 2010.

Based on this decision and on the cash position in 2009, the amount of R$ 10,263,438 for dividends undistributed in the years 1979, 1980, 1981, 1982, 1983, 1984, 1989, 1996, and 1998, up to that time kept in net assets, was reclassified in current liabilities amounting to R$ 2,565,859, to be paid in 2010, and in non-current liabilities amounting to R$ 7,697,579, related to installments to be paid from 2011 to 2013.

Individuals and companies part of the Eletrobras shareholders board on January 29, 2010, will be entitled to receive the payment mentioned.

Still according to Eletrobras Bylaws, the referred credits will continue to be paid by the variation of SELIC rate until the date of the effective payment of each installment, with the incidence of withholding tax, in compliance with the legislation in force.

The balance of shareholders' remuneration, stated under current liabilities, includes the amount of R$ 219,153 (December 31, 2008 - R$ 154,401) related to remunerations not claimed for 2006, 2007 and 2008. The remuneration related to 2005 and previous years became time-barred, according to the Company’s Bylaws.

NOTE 28 - PAYABLE TO BRAZILIAN NATIONAL TREASURE

	PARENT COMPANY AND CONSOLIDATED
	CURRENT		NON-CURRENT
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Acquisition of CEEE-GT and CEEE-D shares	68,720	62,231	287,646	362,601
Reimbursement Obligations	-	-	1,033,265	2,450,772
Others	7,316	10,005	23,660	40,828
	76,036	72,236	1,344,571	2,854,201

Eletrobras

NOTE 29 - POST-EMPLOYMENT BENEFITS

PENSION PLAN AND OTHER BENEFITS TO EMPLOYEES

1. Parent Company

1.1 - Pension Plan Program

The Company has a benefit program which supplements the Brazilian Social Security System, whose administration is incumbent upon Fundação Eletrobras de Seguridade Social - Eletros, a non-profit private legal entity, organized and sponsored by the Company among others, in accordance with Brazilian legislation.

The actuarial system of capitalization is used with periodic evaluations carried out in accordance with the private pension plan laws and reported to the inspection and control authority of the Social Security and Welfare Ministry.

The Company adopts the procedures recommended by CVM Resolution 371/2000 and obtains an independent actuarial valuation of liabilities deriving from post-employment benefits. The criteria and assumptions adopted in this independent valuation observe the standards recommended by CVM and IBRACON and may differ from those adopted by the program management, which comply with specific laws, thus, hindering the simple comparison of results.

The annual and regular contributions are charged to administrative expenses and amounted to R$ 59,425 at the year ended December 31, 2009 (December 31, 2008 - R$ 19,968).

On December 31, 2009, the present value of the Company's liabilities related to the pension plan program was R$ 2,250,502, according to CVM Resolution 371/2000. The assets accumulated and invested in the financial market via Eletros on the same date amounted to R$ 2,181,879, thus showing a coverage deficit of R$ 68,623.

The CVM Resolution 371/2000 authorizes the Company to only recognize the portion of actuarial gains or losses exceeding 10% of total actuarial liabilities or total of the plan assets (whichever is the highest). The surplus must be recognized over the average remaining service period to be provided to the Company by beneficiaries until retirement, which on December 31, 2008 is 8.6 years.

However, the Company elected not to recognize the actuarial gains or losses, and the corridor approach, consequently, has recorded as a provision for retirement the amount of R$ 68.623.

Below, the breakdown of obligations related to the Company’s pension plan program, according to the paragraphs of item 81 of the CVM Resolution 371/2000 on December 31, 2009:

POPULATION DATA	12/31/2009

REGISTRATION DATA	BD Plan	CD Plan	Total
Active participants
Number of active participants	448	1,310	1,758
Average Age	50.8	43.6	45.4
Credited Service (total)	20.5	13.9	15.6
Time to Retirement (years)	7,7	15.9	13.8
Average Earning - in R$	7,043.08	8,772.21	8,331.57
Retired participants
Number of participants	1,307	89	1,396
Average Age	66.6	58.3	66.1
Average Benefit - in R$	6,869.82	4,978.52	6,749.24
Pensioners participants
Number of pensioners	317	5	322
Average Age	64.4	31.2	63.9
Average Benefit - in R$	3,853.46	1,606.22	3,818.56
Total Population - quantity	2,072	1,404	3,476

Eletrobras

POPULATION DATA	12/31//2008

REGISTRATION DATA	BD Plan	CD Plan	Total
Active participants
Number of active participants	551	1,007	1,558
Average Age	49.0	43.3	45.3
Credited Service (total)	20.2	-	20.2
Time to Retirement (years)	8.6	14.0	12.1
Average Earning - in R$	6,963.54	8,092.15	7,693.01
Retired participants
Number of participants	1,315	44	1,359
Average Age	65.9	57.0	65.6
Average Benefit - in R$	6,082.20	4,241.75	6,022.61
Pensioners
Number of pensioners	304	0	304
Average Age	63.0	-
Average Benefit - in R$	3,319.13	-
Total Population - quantity	2,170	1,051	3,221

STATE OF EQUILIBRIUM BY PLANS Year 2009	BD Plan	CD plan (*)	Total
CONSOLIDATED LIABILITIES
At the beginning of the year	1,431,297	496,435	1,927,732
Service Cost	7,104	18,452	25,556
Interest Cost	143,550	58,539	202,089
Paid Benefits	(206,205)	(8,444)	(214,649)
(Gains) and Losses:	165,502	144,273	309,774
At the end of the year	1,541,247	709,255	2,250,502
COLLATERAL ASSETS
At the beginning of the year	1,549,387	496,435	2,045,822
Assets estimated return	136,492	58,539	195,031
Contributions and supplies	25,133	18,452	43,585
Paid Benefits	(206,205)	(8,444)	(214,649)
Gains and (Losses)	30,366	81,724	112,090
At the end of the year	1,535,172	646,707	2,181,879
COVERAGE STATE - At end of the year	(6,074)	(62,548)	(68,623)
(*) It includes paid-up benefit rights transferred in BD Plan migrations, as well as the time cost of the previous service credited and not yet amortized.

STATE OF EQUILIBRIUM FER PLANS (Year 2008)	BD Plan	CD Plan	Total
CONSOLIDATED LIABILITIES
At the beginning of the year	1,401,106	92,267	1,493,373
Service Cost	5,647		5,647
Interest Cost	122,600		122,600
Paid Benefits	(119,817)	(4,392)	(124,209)
(Gains) and Losses:	21,760		21,760
Increase/Transfer of shares		408,560	408,560
At the end of the year	1,431,297	496,435	1,927,732
COLLATERAL ASSETS
At the beginning of the year	1,496,027	94,509	1,590,536
Assets estimated return	160,972		160,972
Contributions and supplies	8,487	13,322	21,809
Paid Benefits	(119,817)	(4,392)	(124,209)
Gains and (Losses)	3,718		3,718,097
Increase/Transfer of shares		392,996	392,996
At the end of the year	1,549,387	496,435	2,045,822
COVERAGE STATE - At end of the year	118,090	-	118,090

PLAN PERIODIC COST (estimation for the year 2010)	BD Plan	CD Plan	Total
Service Cost	7,252	11,727	18,979
Interest Cost	144,544	47,291	191,836
Assets estimated return	(119,775)	(68,512)	(188,287)
Contributions of Participants	(9,573)	(370)	(9,943)
Amortizations	26,646	-	26,646
Total of Short-term Cost	49,094	(9,863)	39,231

Eletrobras

1.2 - Other Benefit Programs

Group Life Insurance Program

The Company subsidies 80% of group life insurance policy premiums for active employees, but it extends the possibility of adhesion to retirees of any type, as long as they pay the full premium. Post-employment liabilities are identified, since the premium is collective and equalized for both populations of active employees and retirees. As the premium separately calculated for the population of inactive employees is significantly higher than the population of active employees, a transfer of paid premiums occurs between generations, including the subsidy provided by the Company. On December 31, 2008, the liability is assessed at R$ 26,712.

2 - CONSOLIDATED

2.1 - Pension Plan Program

The companies of the Eletrobras System are sponsors of other specific private pension entities which also have the purpose of supplementing retirement and pension benefits to their employees, by means of benefits and contributions plans, as follows:

Sponsor	Sponsored entity

Furnas	Real Grandeza
Chesf	Fachesf
Eletrosul	Elos
Eletronorte, Amazonas Energia and Boa Vista	Previnorte
Eletronuclear	Nucleas and Real Grandeza
Itaipu	Fibra (Brazil) and Cajubi (Paraguay)
CGTEE	Eletroceee
Ceal	Faceal
Cepisa	Facepi

Minimum actuarial premises were used according to evaluations of the subsidiaries. The subsidiaries which have already adopted more advanced premises have not changed them; see chart below:

		BIOMETRIC TABLES
	TYPES OF PLANS	GENERAL MORTALITY	DISABILITY	MORTALITY (DISABLED)	TURNOVER RATE	ACTUARIAL INTEREST RATE	DISCOUNT RATE	SALARY INCREASES	CAPACITY FACTOR
Eletrobras	BD and CD	AT 2000	Light - Weak	AT 83	null	5.5% p.a.	10.25%	2.0% p.a.	98.00%
Amazonas Energia	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Boa Vista Energia	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Ceal	BD	AT 2000	Light - Weak	AT 83	null	5% p.a.	9.73%	2.0% p.a.	98.00%
Cepisa	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
CGTEE	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Chesf	BD and CD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Eletronorte	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Eletronuclear	BD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%
Eletrosul	BD	AT 2000	Light - Weak	AT 83	null	5% p.a.	9.73%	2.0% p.a.	98.00%
Furnas	BD and CD	AT 83	Light - Weak	AT 83	null	6% p.a.	10.77%	2.0% p.a.	98.00%

POPULATION DATA
	No. of active participants	No. of inactive participants	AVERAGE AGE ACTIVE PARTICIPANTS	AVERAGE AGE INACTIVE PARTICIPANTS	AVERAGE TIME FOR RETIREMENT	AVERAGE EARNING (R$)	AVERAGE BENEFIT - RETIREMENT(R$)	AVERAGE BENEFIT - PENSION (R$)
Eletrobras	1,758	1,718	45.4	66.1	13.8	8,331.57	6,749.24	3,818.56
Amazonas Energia	41	19	51.1	53.2	7.3	6,182.14	1,650.13	740.46
Boa Vista Energia	13	4	46.2	58.0	12.8	6,304.63	1,412.01	-
Ceal	41	499	47.8	65.5	14.4	2,670.34	1,230.14	475.26
Cepisa	941	599	53.8	65.8	5.0	3,081.04	1,284.01	528.61
CGTEE	326	168	50.2	59.5	10.2	6,086.65	2,216.35	1,182.95
Chesf	8,027	7,302	50.2	66.2	8.6	6,327.82	2,591.97	1,028.14
Eletronorte	83	702	54.5	67.8	4.8	14,101.51	2,809.02	1,316.74
Eletronuclear	2,136	539	46.2	60.7	12.9	6,978.59	4,058.86	2,060.57
Eletrosul	1,430	502	43.5	57.8	17.2	7,230.98	4,334.96	1,923.34
Furnas	4,727	6,376	47.8	64.0	11.6	8,297.24	4,535.14	1,288.14

Eletrobras

The contributions are debited to administrative expenses and amounted in the period ended December 31, 2009, to R$ 250,114 (December 31, 2008 - R$ 299,448).

Based on the regulations of the various benefit plans and in compliance with the IBRACON pronouncement, approved by CVM Resolution 371/2000, the companies assess on an actuarial basis their liabilities related to employees supplementary benefits, the coverage requirement is reflected in the Financial Statements, amounting to R$ 2,423,485, recording in current liabilities the amount of R$ 423,087 (December 31, 2008 - R$ 502,699) and in non-current liabilities the amount of R$ 2,000,398 (December 31, 2008 - 1,567,002), under the item Supplementary Pension Plan.

The Company and its subsidiaries determine the actuarial liability or asset to be recorded as follows:

i.    Obtain the fair value of plan assets on the balance sheet date.

ii.    Deduct the present value from the benefit liability established on the balance sheet date.

iii.   Deduct the gains or add the actuarial losses not recorded yet, according to the rules laid down in the pronouncement.

iv.   Add the portion of past service cost not yet recognized, according to the rules laid down in the pronouncement.

Pursuant to paragraph 49, if the amount obtained is a liability, it must be fully recorded. However, if the amount resulting from the calculation established above is an asset, it shall be recorded by the sponsor only if it is clearly evidenced that this asset may effectively reduce the sponsor's contributions or be refundable in the future.

On December 31, 2008, the subsidiaries Furnas and Eletronuclear recorded the amount of R$ 1,057,754 under assets. In 2009, changes were made in Fundação Real Grandeza’s management, as foreseen in its regulation, aiming to establish the necessary actions to put a new management between the sponsors and the Fund into practice, occasion when the Sustainability Project of Real Grandeza’s new management was created.

The actions follow the decision by the Supplementary Pension Fund’s Board of Management, through CGPC Resolution No. 26/2008, related to the benefit plans revision.

Additionally, there is the grant of funds for the sponsors’ employees’ health insurance, in order to maintain their economic-financial-actuarial balance.

Given the uncertainty about the outcome that may result from changes deriving from the “Sustainability Project of Real Grandeza’s New Management”, the subsidiaries Furnas and Eletronuclear decided to reverse the amount provided as “Actuarial Assets” until the effects of future economic-actuarial evaluations can be measured on the financial statements, which will occur when the studies assigned by the sponsors and Real Grandeza’s managements finish.

The subsidiary Chesf has an actuarial liability recorded according to CVM Resolution 371/2000 which is understated compared to the agreement for acknowledgement of indebtedness signed with Fachesf by R$ 174,887 (R$ 428,000 on December 31, 2008).

The agreement signed between the parties provides for an annual adjustment clause related to the debt by amounts determined through actuarial calculations, through agreement amendments so as to reflect the compatibility with actuarial data. The difference recorded between the actuarial liability and the acknowledgment of indebtedness will be eliminated over time as the plan matures, by means of contractual adjustments, specifying the variable amount to be annually adjusted by the effects of actuarial gains and losses verified for Fachesf.

The actuarial valuation is intrinsically uncertain and, therefore, is subject to alterations upon the annual actuarial review.

Eletrobras

2.2 - Other Benefit Programs - Group Life Insurance

The subsidiaries Chesf, Eletronorte, Eletronuclear, and Furnas subsidize part of the life insurance policies premiums for active employees. Former employees now retired who opted for keeping the policy must fully pay the premium collectively established for all active and inactive employees. However, in view of the age characteristics of active and inactive populations, the actuarial calculation of the latter’s segregated premium identifies the existence of an indirect post-employment subsidy paid by the company. This amount is actuarially assessed; thus, the company keeps the amount of R$ 316,124 in the records.

NOTE 30 - UNSECURED LIABILITIES IN SUBSIDIARIES

In accordance with CVM Rule 247/96, the recognition of losses on investments recorded on the equity accounting method, with circumstances requiring investor's financial support or the discontinuation of business, should be limited to the investment amount recorded in the parent company and unsecured liabilities (negative net assets) absorbed and recognized by the investor should be recorded in a specific liability account with a charge to current results.

The subsidiary Cepisa has negative net assets amounting to R$ 65,829, as well as circumstances requiring Eletrobras’s financial support, if the investor intends to maintain its financial support to the investee, for which the parent company maintains provisions for coverage of this unsecured liability of R$ 53,660 (December 31, 2008 - R$ 353,921).

NOTE 31 - PROVISIONS FOR CONTINGENCIES

On the date of the Financial Statements, the Company recorded the following provisions for contingent liabilities, by nature:

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
CURRENT
Labor	-	-	115,271	505,743
Tax	-	-	27,178	169,853
Civil	-	-	36,227	978,706
(-) Judicial deposits	-	-	(57,150)	(172,593)
	-	-	121,526	1,481,709
NON-CURRENT
Labor	6,130	88,574	852,867	461,831
Tax	-	-	122,880	60,147
Civil	1,311,445	1,328,244	2,622,737	1,899,297
(-) Judicial deposits	(489,890)	(407,304)	(1,296,468)	(725,719)
	827,685	1,009,514	2,302,016	1,695,556

Eletrobras and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment. The Company's management, according to CVM Resolution 489/2005 adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal counsels, as follows:

•         provisions are made for the lawsuits with a probable unfavorable outcome for the Company;

•         for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in explanatory Notes; and

•         for the lawsuits with a remote unfavorable outcome for the Company, only the information that at Management's discretion is deemed as significant for the full understanding of the Financial Statements is disclosed in the explanatory Notes.

Eletrobras

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, net of judicial deposits and deemed by the Management of the Company and subsidiaries, and by their legal counsels, to be sufficient to cover losses in lawsuits of any nature, in this fiscal year, with the following composition:

	PARENT COMPANY	CONSOLIDATED
Balance on 12/31/2007	1,037,192	2,977,143

Provisions recorded	71,502	682,870
Provisions reversed	-	(311,265)
Payments	-	(42,240)
Monetary adjustment	-	24,592
Judicial Deposits	(99,180)	(168,997)
Judicial deposits withdrawn	-	15,162
Balance on 12/31/2008	1,009,514	3,177,265

Provisions recorded	(82,444)	447,563
Provisions reversed	(16,799)	(474,149)
Payments	-	(240,189)
Monetary adjustment	-	(55,023)
Judicial Deposits	(82,586)	(531,418)
Judicial deposits withdrawn	-	99,494
Balance on 12/31/2009	827,685	2,423,543

1 - Lawsuits filed against the Company and its subsidiaries which are provided for:

1.1 - Civil actions

1.1.1 - In the Parent Company

The provision for civil contingencies in the parent company, amounting to R$1,311,445 (December 31, 2008 - R$1,328,244), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by specific law to the book-entry credits of the Compulsory Loan established as from 1978.

These lawsuits are different from those seeking the redemption of the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The demands that relate to provisions challenge the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully settled by Eletrobras by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary General Meetings of Eletrobras.

Currently, there are 4,000 lawsuits at various court levels and the Company's Management, supported by its legal counsels, estimates between eight and ten years as the average term to definitively resolve the lawsuits in progress.

In a decision issued on August 12, 2009 referring to the Compulsory Loan credits, the Brazilian Supreme Court (STJ) partially granted the appeals lodged by Eletrobras, since the credits of the 1st and 2nd conversions were deemed time-barred. The Selic rate was also considered not applicable to the principal, bearing interest only as of the date of summons. The conversion of these credits was maintained at the book value.

As a result of this decision, the calculation assumptions considered in the process of evaluating the provision have been revised taking into account the impacts resulting from legal and methodological aspects resulting from the court decision. Therefore, the Company’s Management maintains a provision of R$1,311,445, corresponding to 100% of the expected amount of losses.

Eletrobras

1.1.2 - In subsidiaries

In the subsidiary Chesf:

a) The Company is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the Xingó hydroelectric plant, executed with a consortium comprising Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, as K-Factor, in the approximate amount of R$350,000, in double.

The lawsuit was filed at the federal court, but by decision of the Federal Regional Court - 5th Region is to be heard at the Pernambuco State Court.

The lawsuit filed by the Company was deemed groundless. The counterclaim filed by defendants obtained a favorable position from the judge of the 12th Civil Court of the Recife District court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice, and Chesf lodged a motion for clarification of the appeal judgment, concerning certain issues that were omitted in the 2nd Civil Chamber's decision. This motion was judged and rejected by the 2nd Civil Chamber. Thereafter, the attorneys of Chesf filed a special appeal and an extraordinary appeal against the decision rendered by the 2nd Civil Chamber. On March 31, 2004, the special appeals filed by Chesf had been accepted by the Pernambuco Court of Justice and sent to the Superior Court of Justice, while extraordinary appeals also filed by Chesf were not accepted, and the Company filed the appropriate interlocutory appeals. On June 30, 2005, these appeals were ‘sub judice’ at the higher courts. After this date and until March 31, 2006, the interlocutory appeals filed by Chesf at the Federal Supreme Court were rejected, while the special appeal filed by Chesf and the Federal Government with the Superior Court of Justice (STJ) received an opinion from the Federal Prosecutor Office, which recommended to annul the proceeding due to lack of jurisdiction of the Pernambuco State Court and had the proper court reconsider the merit. On September 30, 2006, the records were with the judge for decision.

In November 1998, the defendants filed a motion for provisional execution of the decision, amounting to R$ 245,000 and the proceeding is suspended as determined by the Chief Justice of the Superior Court of Justice (PET 1621). This injunction was the subject-matter of the Consortium's interlocutory appeal, which was judged on June 24, 2002, upholding by unanimous vote the injunction previously granted by the Chief Justice of the Superior Court of Justice, thus removing the possibility of the Consortium obtaining advance protection.

Subsequently, the defendants filed a proceeding for the calculation of the award, under the assumption that all appeals of Chesf and the Federal Government are denied. On September 30, 2005, the work of the court expert was in progress with the purpose of assessing the actual award amount, as determined by the judge in charge of the case. After the submission of the first expert report, the parties requested clarifications about the report, and the proceeding is with the expert for examination.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K-Factor installments and respective monetary adjustments, maintains a provision recorded under non-current liabilities, in the amount at December 31, 2009 of R$ 387,901 in order to cover losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law No. 8.030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, according to the Company's understanding.

On March 31, 2009, the Special Appeal and the Interlocutory Appeals were awaiting decision at the Superior Court of Justice and Federal Supreme Court, respectively; the records of these appeals are with the Reporting Judge, and it is worth mentioning that the proceeding for calculation of award at the State level was under procedural progress at the 12th District Court of Recife.

  When judging the proceeding for calculation of award, the judge recognized that the authority to judge this claim relies on the Federal Court, since the Federal Government is the interested party in the case. The Consortium Xingó lodged a motion for clarification of judgment and in view of this appeal, the judge upheld his decision and sent the records to the Federal Court. Dissatisfied  with this decision, the Consortium Xingó lodged an interlocutory appeal, which on September 30, 2008 was ‘sub judice’ at the Pernambuco Court of Justice. On December 31, 2008, judgment on this appeal was pending, which subsequently sentenced to define the State court of competent jurisdiction to examine the case. The Deputy Judge at the 12th Civil District Court of Recife rendered a decision setting the award amount at R$ 842,469 and Chesf lodged a motion for clarification of judgment against such decision, since it did not express an opinion about several challenges lodged by Chesf on the expert report submitted by the court's expert. On September 30, 2009, this motion was pending judgment.

Eletrobras

On December 17, 2009, the 2nd Civil Chamber of the Superior Court of Justice started the trial of the Extraordinary Appeals lodged by the parties and the Federal Government; the trial of the Federal Government’s first appeal, deemed harmful regarding the others, having started, the Minister Hermann Benjamim asked to examine the costs in order to better analyse the subject. Therefore, on December 31, 2009, the trial of the appeals concerning the ‘K Factor’ lawsuit was suspended.

At the State level, the proceeding for calculation of award was deemed extinct by the honorary judge of the 12th District Court of Recife, for considering that the subject was still ‘sub judice’ at the Superior Court of Justice; against this decision, the Consortium Xingó lodged an interlocutory appeal at the Pernambuco State Court (TJP); At the TJP, a negative jurisdiction conflict between two chief judges took place, and now it is the collegiate’s responsibility to put an end to the issue.

There is no deadline for the conclusion of the dispute.

b) Action for damages related to 14,400 hectares of land of Fazenda Aldeia, filed at the Sento Sé District Court, State of Bahia, by the estate of Aderson Moura de Souza and spouse (Proc. 0085/1993). The lower court decision granted relief to the action sentencing Chesf to pay the amount of R$50,000, corresponding to principal plus interest and monetary adjustment. On March 31, 2009 the lawsuit was transferred to the Federal Court due to the judge's lack of jurisdiction. This means that all decisions are null and void and a new lawsuit will commence at the Federal Court. As of September 30, 2009, Chesf had not been notified about the redistribution of costs. On December 31, 2009, the Appeal was awaiting trial.

1.1.2.2 - In the subsidiary CGTEE:

a) The civil contingencies mainly refer to the amounts related to controversies with suppliers whose probable losses estimated by the Company's legal counsel is R$ 3,692, at December 31, 2009 (December 31, 2009 - R$ 270).

b) CEEE-D has sued the subsidiary to collect amounts related to an action for transfer of CGTEE made by CEEE to Eletrobras. This lawsuit amounts to R$3,650 thousand and according to the legal counsel's analysis, the chances of losses for the Company were deemed probable as of the third quarter of 2009, due to changes in the progress of the lawsuit.

1.1.2.3 - In the subsidiary Eletronorte:

Several civil claims are represented by indemnification for financial losses, due to payments in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of probable loss is R$ 518,511.

1.2 - Labor Claims

1.2.1 - In the Parent Company:

The Company maintains a provision of R$ 6,130 against contingent labor claims losses, whose risk is probable, according to the legal counsels’ opinions.

Eletrobras

1.2.2 - In subsidiaries

1.2.2.1 - In the subsidiary Furnas:

a) Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers. These are in the phase of calculation of the award, for which the estimated and recorded amount is R$ 82,301.

b) Hazardous work premium

Several lawsuits were filed pleading the hazardous work premium understanding that full percentage should be granted and not proportional percentage to all employees working under electricity risk. The amount estimated to cover contingent losses deemed probable by the legal counsels, on December 31, 2009, is R$ 82,110.

c) Retirement supplement

The amount of R$ 61,905 refers to the balance payable related to the retirement supplement - parity with active employees.

d) Sundry lawsuits

A provision of R$ 162,759 thousand on September 30, 2009 (December 31, 2009 - R$ 149,776 thousand) was maintained to cover various civil and labor claims filed against the Company related to the lawsuits in progress deemed as probable loss.

1.2.2.2 - In the subsidiary Chesf:

a) Action in progress at the Regional Labor Court of Bahia State, filed by the Electrical Workers Union of Bahia, claiming the payment to employees of the Regional Management of Paulo Afonso - GRP, Paulo Afonso - BA of salary difference resulting from the Additional Compensation of Decree-law 1971 - ADL* and 12-month calculation over hazardous work premium, in the estimated amount of R$ 7,500. The Company lodged interlocutory appeal in Review Appeal to the Higher Labor Court - TST, which was rejected. The decision became final and unappealable and Chesf was condemned. The execution phase commenced and the amount of R$ 3,700 was paid to a significant portion of employees, and another R$ 3,800 is expected to be paid. On March 31, 2009 the execution commenced, the credit of which was partially stayed. On December 31, 2009, the Execution Fees were deemed groundless and Chesf lodged an Interlocutory Appeal at the Regional Labor Court (TRT) - 5th Region.

b) Action filed at the 8th Fortaleza-CE Labor Court by the Union of Electrician Workers of Ceará State - Sindiletro, pleading the refund of losses suffered by employees of North Regional Management - GRN (Ceará and Rio Grande do Norte), deriving from the removal of collective transport with an amount estimated at R$ 6,000. The pleading to resume collective transport services was accepted in partial execution and the Company has been complying with it. The Labor Union, which is the plaintiff, requested supplement to transport and to sentence the company to pay a daily fine and Chesf challenged this allegation. The labor judge, after a hearing held on August 23, 2005 to review the case and for Chesf to submit its final arguments, changed the previous understanding, determining the resumption of transport services only within the limits that have been formerly provided. This same decision defined the parameters for calculation of the award, so that the labor credit was reduced to R$ 1,300. The execution has been processed at the lower labor court of the city of Fortaleza, state of Ceará, and the decision became final and unappealable. Following the deposit of the principal amount, on December 31, 2009, the amounts and recognitions of legal fees were being released to the claimants.

  c) Action filed at the 4th Labor Court of Recife - PE by the Union of Workers of Urban Industries of the State of Pernambuco - urban public or private utility workers in substitution of 460 employees allocated in the city of Recife, State of Pernambuco, pleading for the hazardous work premium over all payroll allowances, amounting to R$ 4,000. The Lower Court Judge excluded from the dispute, due to libis alibi penden or res judicata, approximately 300 of the workers, as well as considered the action groundless on the merit. The Labor Union lodged an ordinary appeal at the Regional Labor Court (TRT) - 6th Region, which was accepted. The lawsuit is under phase of settlement based on the results of expert examination. According to the Company's legal counsels' calculation, this debit stands at R$ 2,900, and the difference will be the subject-matter of motion to deny in stay of execution. The execution commenced on March 31, 2009. On December 31, 2009, the judgment on the motion to stay execution lodged by Chest aiming at the debt adjustment is pending.

Eletrobras

1.2.2.3 - In the subsidiary Eletronorte:

Several labor lawsuits, most of them arising from actions related to hazardous work premium, Bresser Plan, overtime, FGTS fine calculation and wage curve alignment.  The estimated  probable loss is R$ 154,601.

1.2.2.4 - In the subsidiary CGTEE:

Court deposits refer to the amounts required in order to proceed with the labor claims litigations, including claims filed by employees of Companhia Estadual de Energia Elétrica - CEEE.

Based on the opinion of its legal counsels, the Company accrued the amount of R$ 11,479 on December 31, 2009 (December 31, 2008 - R$ 11,491) to cover probable losses in which the Company may be financially involved, for which the Company had made court deposits of R$ 2,011 on December 31, 2009 (on December 31, 2008 - R$ 1,778).

Eventual liabilities arising from labor claims filed by CEEE's employees reallocated to the Company, filed until August 11, 1997, when CEEE's corporate restructuring occurred, and with an unfavorable final decision culminating in the obligation to pay the amounts resulting from the award, will be fully borne by CEEE or CEEE-GT.

In addition, the Company offered as collateral, 18 vehicles of its fleet in labor claims execution proceedings, representing a book value of R$ 318.

1.3 - Tax Lawsuits

1.3.1 - In subsidiaries

1.3.1.1 - In the subsidiary Furnas:

Tax deficiency notices - FINSOCIAL, COFINS and PASEP

a) On May 3, 2001, the Company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$ 1,098,900 (R$ 791,796 historical), as a result of exclusions in the related calculation bases mainly for energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices supervened other notices issued in 1999 for a 5-year inspection period, amounting to R$ 615,089, which have been used for adhesion to the Tax Recovery Program - Refis, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - Paes.

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the enforcement of tax deficiency notices was reduced to five (5) years, and the restated amount of R$ 1,098,900 is now R$ 241,441.

b) The Company, based on the latest decisions of the Internal Revenue Service, recorded a provision for tax risks, of R$ 89,318 related to Pasep/Cofins on the exclusion from the calculation basis of the Global Reversion Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$ 195,187 refers to other exclusions from these calculation bases, still in the judgment phase, where Furnas has possible chances of success, according to its legal department's understanding.

Eletrobras

1.3.1.2 - In the subsidiary Eletronorte:

a) The subsidiary has certain disagreements involving the Tax on Sales and Services - ICMS and maintains a provision amounting to R$ 17,811 to cover contingent losses with these lawsuits that are deemed probable.

1.3.1.3 - In the subsidiary Chesf:

b) The subsidiary has matters basically involving actions for annulment of tax deficiency notices; claims for credit refunds (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting to R$ 10,279 (at December 31, 2008 - R$ 8,770) for these matters.

2 - Lawsuits filed against the company and its subsidiaries with the probability of a possible loss:

2.1 - Civil lawsuits

2.1.1 - In subsidiaries

2.1.1.1 - In the subsidiary Chesf:

a) Two actions for damages filed by a Consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of the Xingó hydroelectric power plant. One action was filed on June 8, 1999 for the invoices issued as from April 30, 1990 and another one was filed on May 31, 2000 for the invoices issued up to that date. In these actions, the plaintiffs submitted general pleadings, restricting themselves to indicating the existence of a supposed right to financial compensation and that the amounts should be determined in the calculation of the award.

The Company challenged these actions and requested the Federal Government to be accepted in the cases, forwarding the lawsuits to one of the federal courts in the State of Pernambuco. The Consortium filed a petition regarding the request for the Federal Government to be accepted in the cases.

After submitting the expert examination report and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17th, 2005. Currently, lawsuits are with the judge for decision and the case will probably be prepared for trial for rendition of judgment. On December 31, 2009, the lawsuit records remained with the judge.

b) Civil public action filed against the Company by the Community Association of the Village of Cabeço and neighborhood, in the State of Sergipe, amounting to R$ 100,000 at the 2nd Federal Court of Sergipe, claiming financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of the Xingó hydroelectric power plant and caused by the construction of this power plant.

The action was filed at the Federal Court on June 27, 2002 and challenged within the legal term. After a sequence of ancillary proceedings that did not affect the lawsuit or the pleading, the judge determined, on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, Federal Government and ADEMA-SE as defendants, ordering these entities to be summoned.

On September 30, 2005, we awaited the writ of summons to be complied with. On September 30, 2006, the records were with the judge, after filing the powers of attorney of the new Chesf attorneys. On December 31, 2006, the lawsuit was suspended by judge's order and was awaiting judgment on the interlocutory appeal lodged by the plaintiff at the Federal Regional Court - 5th Region. The co-defendants of Chesf (Federal Government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) had already been summoned. On September 12, 2007, the judge issued an order as follows: ‘await information about the final and unappealable decision on appeal, and Chesf shall be notified’. Considering that the interlocutory appeal lodged by Chesf was rejected, the Company lodged a motion for clarification of judgment, which on March 31, 2008 was pending judgment.

Eletrobras

On the other hand, at the district court of Brejo Grande/SE, a public civil action was filed against Chesf by the Community Association of the Village of Cabeço and Saramém, amounting to R$ 100,000 with the same purposes of the claim previously mentioned, and this case has been abandoned by the plaintiff since February 2005. The last procedural event occurred in November 2007, when the judge summoned the Public Prosecutor's Office to render an opinion on this case. On March 31, 2008, the lawsuit was stagnant and still pending Public Prosecutor Office's opinion. On June 30, 2008, the judge of the district court of Brejo Grande had rendered a decision recognizing the lack of jurisdiction of the State Court to analyze the case, determining the records be forwarded to the federal court. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, we were awaiting the return of the records by IBAMA. On February 19, 2009 this lawsuit that has been forwarded to the federal court was deemed to have connection with another lawsuit of similar nature already examined - described in the beginning - and both started to be handled together as of that date.

On June 13, 2008, the judge's order was issued determining the Government and IBAMA to be summoned, as well as to summon the plaintiff to express its opinion on the terms of the defense. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, the preliminary hearing was awaited and scheduled for February 19, 2009. As reconciliation did not occur in the hearing held on February 19, 2009, the judge determined new measures for the lawsuit progress. At this hearing, the judge took cognizance of the existence of a lawsuit with similar subject-matter, in progress at the Civil District Court of Brejo Grande/SE and which had been forwarded to the competent Federal Court and distributed to its jurisdiction. Therefore, the judge decided to recognize the procedural connection between these two claims and as of that date they started to be handled jointly. Then, the date of May 14th, 2009 was scheduled for a new hearing with the purpose of determining the nature of procedural evidence to be collected, including the expert examination. At this hearing, the judge defined the three-month term for the parties to present questions for expert examination. The date of September 15, 2009 was scheduled to hold the hearing that will define the subject-matter of the expert examination, and thus, Chesf shall submit a Statement of Reference for this purpose. This document has been prepared by the company's technicians jointly with its external attorneys. As of September 30, 2009, the judge in charge of the case had postponed the hearing from September 15, 2009 to October 22, 2009. At this hearing, the judge established the new date of March 2, 2010 with the purpose of naming the court expert for the trial and determining the term for execution of the expert examination.

Supported by the evaluation of attorneys defending the cases on behalf of the Company, the Management's expectation about the chance of losing these lawsuits is deemed as possible, regarding the lack of success obtained by the defense, but not regarding the values of the claim.

2.1.1.2 - In the subsidiary Ceal:

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas - CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called "Bresser Plan".

The claim was supported by the Distinguished Second Board of Reconciliation and Judgment of Maceió-AL, the decision of which was corroborated by the Regional Labor Court - 19th region, and became final and unappealable.

However, upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution.

The risk is assessed as a possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, ‘the restriction to the reference date of the category during the execution stage has no effect on the res judicata sentencing to pay the salary differences deriving from economic plans’.

Allied with this, the Federal Government filed an objection of pre-enforceability in the execution records pleading the recognition of annulment of the decision rendered by the 2nd Labor Court of Maceió, which may recognize as invalid the decision unfavorable to Ceal.

Eletrobras

3 - Lawsuits filed against the Company and its subsidiaries with remote loss expectations:

3.1 - Civil lawsuits

3.1.1 - In the Parent Company:

a) Eletrobras is defendant in a lawsuit filed by the Brazilian Association of Water and Electricity Consumers - ASSOBRAEE, in progress at the 17th Federal Court of the Federal District - DF, with the purpose of establishing the market value of Eletrobras’ shares as the issue price of shares issued to redeem Compulsory Loans, for which Eletrobras uses the book value of the share. The plaintiff attributed to this case the amount of R$ 2,397,003, and according to the Company's legal counsels' opinion, the risk of loss is remote.

b) Eletrobras is also party to various other lawsuits, the purpose of which is the redemption of Bearer Bonds issued by the Company as a result of the compulsory loan collected between 1964 and 1976. Said bonds are unenforceable, by force of provisions in Article 4, paragraph 11 of Law No. 4,156/1962 and in Article 1 of Decree 20.910/1932.

The Company's Management, supported by its legal counsels' assessment concludes that Eletrobras' chances of loss in the lawsuits with this subject-matter is remote, since former court decisions have confirmed the lapse of the right to claim the redemption of bonds issued as a result of the Compulsory Loan and resulting in the unenforceability of these bonds (see Note 22).

3.1.2 - In subsidiaries

3.1.2.1 - In the subsidiary Chesf:

Despite the fact that the company's Management, supported by its legal counsels, deems as remote the risk of loss, there is a collection suit filed by Mendes Júnior, a company engaged to build the hydroelectric power plant Itaparica, for alleged financial damages caused by the Company's late payment of invoices.

Said collection suit is based on the Declaratory Action which was judged valid for the purposes of declaring the existence of a credit relationship between Mendes Júnior and Chesf, ensuring the financial compensation.

In this collection suit, Construtora Mendes Júnior S.A. obtained a decision from the 4th Civil Court judge sentencing Chesf to pay the amount, which including attorney's fees and monetary adjustment until August 1996, calculated according to the criterion determined by the judge, would be approximately R$ 7,000,000, an amount that has not been restated since August 1996.

After the decision of the Superior Court of Justice of not taking cognizance of the special appeal lodged by Construtora Mendes Júnior and, upholding the ruling of the 2nd Civil Chamber of Pernambuco Court of Justice, which annulled the decision, also determining to redistribute the lawsuit to one of the federal courts of Pernambuco, the lawsuit was forwarded to the 12th Federal Court to carry out another expert examination and to render a new decision.

The examination report was submitted. The expert answering a question of Chesf, declared ‘after analyzing the accounting books of Mendes Júnior, it is not possible to affirm that the company raised funds in the financial market, during the periods that invoices were paid in arrears, specifically to finance the Itaparica works’. This reply was confirmed by the analysis made by Chesf's technical assistant, which included a careful examination of Mendes Júnior's financial statements. Based on these results, Chesf requested the lawsuit to be considered groundless.

The Federal Public Prosecutor's Office requested declaration of annulment of the entire lawsuit and requested it to be considered without merit.

The lawsuit was judged partially valid in a decision issued on March 8, 2008.

Eletrobras

Mendes Júnior filed a motion for clarification of judgment requesting to accept the full content of the report prepared by the official expert. The Federal Public Prosecutor Office filed a motion for clarification of judgment requesting the lawsuit to be considered fully groundless. The motions of Mendes Júnior and the Federal Public Prosecutor's Office were rejected by the judge of the 12th Federal Court.

Chesf and the Federal Government filed motions for clarification of the decision which were accepted by the judge, by means of a decision that clarified certain issues of the award related to the calculation of Chesf's possible debt with Mendes Júnior. The decision clarified the issue that when calculating the possible debt of Chesf with Mendes Júnior, any and all payment of principal must be deducted, as well as any and all financial compensation paid by Chesf, in compliance with the agreement.

Against such decision, Chesf filed an appeal requesting the lawsuit to be considered fully groundless; especially considering that in this collection suit in order for Mendes Júnior to be entitled to any type of financial compensation, in compliance with a decision rendered in the Declaratory Action previously judged, Mendes Júnior has to provide evidence that it raised funds specifically to finance the Itaparica works due to Chesf's payment in arrears of some invoices; and that financial expenses incurred with this borrowing would have been higher than the total additions paid by Chesf, as a result of these payments in arrears. On December 31, 2008, the Federal Government, Chesf and Mendes Júnior had already lodged an appeal and the Public Prosecutor Office was still to render an opinion on the decision. The Public Prosecutor Office issued a favorable opinion with respect to the acceptance of Chesf's appeal.

The appeals were placed on the court's trial docket for May 7, 2009 by the 1st Panel of the Federal Regional Court, but due to the lack of the necessary quorum, this trial was postponed to May 14, 2009. As the appellate judge-reviewer requested to examine the records, the lawsuit was removed from the agenda, and this was its status on December 31, 2009.

On February 25th, 2010, the 1st Panel of the Federal Regional Court granted petition to the appeals from Chesf, the Federal Government and the Public Prosecutor Office and denied granting petition to the appeal from Mendes Júnior, the corresponding sentence having been disclosed on March 8, 2010.

Considering the elements mentioned in the lawsuit, we can observe that Mendes Júnior did not take out any loan specifically to finance the Itaparica works (or it did not borrow significant amounts), and also considering that according to the decision, all benefits granted to Mendes Júnior during the performance of the agreement should be offset; and finally considering the preliminar calculations already made by Chesf, its legal counsels corroborate the standpoint of the company's attorneys that currently, risk of loss is remote.

NOTE 32 - DECOMMISSION OBLIGATIONS

The Company recognizes liabilities for decommissioning the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance recorded at present value on December 31, 2009 is R$215,306 (December 31, 2008 - R$266,168).

Eletrobras

NOTE 33 - SHAREHOLDERS' EQUITY

I - Capital Stock

The Company's capital stock on December 31, 2009 is R$ 26,156,567 (December 31, 2008 - R$ 26,156,567) in shares without par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority in capital reimbursement and dividend distribution at annual rates of 8% for Class ‘A’ shares (subscribed until June 23, 1969) and 6% for Class ‘B’ shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

The capital stock is represented by 1,132,357,090 book-entry shares and is distributed by main shareholders and by classes of share, as follows:

TABLE OF SHARES
	COMMON SHARES		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	NUMBER	%	A Series	B Series	%	NUMBER	%

Federal Government	470,656,241	52.00	-	712	0.00	470,656,953	41.56
BNDESPAR(*)	190,757,950	21.08	-	18,691,102	8.23	209,449,052	18.50
FND	45,621,589	5.04	-	-	-	45,621,589	4.03
FGHAB(**)	1,000,000	0.11	-	-	-	1,000,000	0.09
FGI(***)	-	-	-	8,750,000	3.85	8,750,000	0.77
FGO(****)	-	-	-	5,849,700	2.57	5,849,700	0.52
Treasury Shares	-	-	-	36,023	0.02	36,023	0.00
OTHERS	196,987,747	21.77	146,920	193,859,106	85.35	390,993,773	34.53
	905,023,527	100.00	146,920	227,186,643	100.00	1,132,357,090	100.00

(*) Transfer of 17,691,002 Class B preferred shares from the Federal Government to BNDESPAR.

(**) Transfer of 1,000,000 common shares from the Federal Government to the Housing Guarantee Fund - FGHAB.

(***) Transfer of 8,750,000 Class B preferred shares from the Federal Government to the Investments Guarantee Fund - FGI.

(****) Transfer of 8,750,000 Class B preferred shares from the Federal Government to the Operations Guarantee Fund - FGO.

Out of the total of 390,993,773 shares held by minority shareholders, 242,707,277 shares, i.e., 62.06% are owned by non-resident investors, being 134,007,983 common shares, 27 Class ‘A’ Preferred shares and 108,699,267 Class ‘B’ preferred shares.

Out of the total participation of shareholders domiciled abroad, 66,350,114 common shares and 32,665,745 Class ‘B’ preferred shares are held in custody, backing the American Depositary Receipts Program - ADRs. On December 31, 2009, the share book value is R$ 67.20 (December 31, 2008 - R$75,61).

I - Treasury Shares

In view of the model adopted for the refund of the Compulsory Loan credits, i.e., payment with Eletrobras shares, some Subsidiaries began to hold Parent Company shares. Article 244 of Law No. 6.404 of December 15, 1976 forbids the reciprocal interest between the Company and its subsidiaries. When this conflict was identified these shares were acquired, a total of 36,023 Class ‘B’ preferred shares held in treasury for subsequent disposal, as per Article 13, Chapter III and section X of Article 25, Chapter V of the Eletrobras Bylaws.

II - Capital Reserves

	PARENT COMPNY AND
	CONSOLIDATED
	12/31/2009	12/31/2008
Offset of insufficient remuneration - CRC	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310
Special - Decree-law 54.936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and others	297,424	297,424
	26,048,342	26,048,342

Eletrobras

III - Revenue Reserves

The Company's bylaws provide for the allocation of 50% of net income for the year to create an investments reserve and 1% for the Studies and Projects Reserve, limited to 75% and 2% of the capital stock, respectively:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
Legal reserve (Article 193 - Law No. 6.404/1976)	2,046,389	2,037,863
Statutory reserve (Article 194 - Law No. 6.404/1976):
Studies and projects	63,070	61,365
Investments	16,900,208	16,977,346
Profit retention (Article 196 - Law No. 6.404/1976)	-	487,476
Special reserve (Article 202 - Law No. 6.404/1976):	-	-
Undistributed dividends	-	9,336,858
	19,009,667	28,900,908

IV - Revaluation Reserves

This refers to the reflected reserves arising from the revaluation of the associated companies Celpa’s and Cemat’s fixed asset, evaluated by the equity accounting method.

V - Advances for future capital increase

The advances received from the controlling shareholder and to be allocated to capital on an irrevocable basis are adjusted by the SELIC rate, according to Decree 2.673/1998:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
Acquisition of shareholding in CEEE	2,154,197	1,959,715
Acquisition of shareholding in CGTEE	2,069,716	1,882,864
Banabuí - Fortaleza transmission line	71,305	64,868
Xingó Hydroelectric power plant	200,344	182,257
Transmission lines in the State of Bahia	31,361	28,530
Federal Electrification Fund - Law 5.073/1966	185,902	169,119
	4,712,825	4,287,353

VI - Carrying Value Adjustments:

Offset of increases or decreases in the value associated with asset or liability elements arising from its evaluation at market price, classified as carrying value adjustments, while not calculated in the statement of operations, in compliance with the competence regime (paragraph 5 of Article 177, clause I of the caput from Article 183 and paragraph 3 of Article 226 of Law No. 6.404/76).

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
Conversion accumulated adjustments - Itaipu	(1,505)	28,285
Carrying value Adjustment - Hedge in invested companies	(13,538)	-
	(15,043)	28,285

NOTE 34 - ELECTRICITY OPERATIONS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Provision	-	-	5,872,478	5,695,688
Supply	-	-	9,347,866	9,372,059
Transmission	-	-	4,784,697	4,334,236
CCEE (Electricity Trading Chamber)	1,847,673	1,482,052	2,240,087	2,603,780
Transfer of TAIPU energy	6,446,513	5,777,524	6,446,513	5,777,524
Regulatory asset - trading of ITAIPU energy	(1,586,388)	3,666,637	(1,586,388)	3,666,637
others	2,974	840	(6,160)	840
	6,710,772	10,927,053	27,099,094	31,450,764

Eletrobras

NOTE 35 - ELECTRICITY OPERATIONS DEDUCTIONS

	PARENT COMPANY AND CONSOLIDATED
	12/31/2009	12/31/2008
Global Reversion Reserve - RGR	519,672	536,711
Fuel Consumption Account - CCC	277,793	332,979
Energy Development Account - CDE	62,165	66,304
Research and Development	236,715	165,883
Renewable Energy Sources Incentive Program - PROINFA	129,941	73,936
Others	67,043	15,860
	1,293,379	1,191,673
ICMS	1,047,356	984,608
	2,340,215	2,176,281

NOTE 36 - INCOME FROM INVESTMENTS IN SUBSIDIARIES AND OTHERS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Investments in subsidiaries
Equity in results	1,171,256	(236,157)	-	-
Return on Capital - ITAIPU	47,838	36,157	47,838	36,157
	1,219,094	(200,000)	47,838	36,157
Investments in associated companies
Equity in results	1,253,512	464,267	1,253,512	464,267
Interest on capital	124,282	96,341	124,282	96,341
	1,377,794	560,608	1,377,794	560,608
Other investments
Interest on capital	13,592	14,171	13,592	14,171
Dividends	103,868	88,643	103,868	88,643
Return on partnership investments	13,607	(80,623)	51,647	(34,046)
	131,067	22,191	169,107	68,768
	2,727,955	382,799	1,594,740	665,533

NOTE 37 - PERSONNEL, SUPPLIES AND SERVICES

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Personnel	336,907	220,941	4,507,203	3,670,434
Supplies	4,376	2,899	277,874	260,854
Services	93,216	54,613	1,668,237	1,508,354
	434,499	278,453	6,453,314	5,439,642

NOTE 38 - ENERGY PURCHASED FOR RESALE AND USE OF ELECTRICITY GRID

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Supply	-	-	1,247,686	1,259,493
Transmission	7,475,215	6,499,620	465,383	4,277,369
Use of the grid	-	-	1,270,463	1,101,220
CCEE (Electricity Trading Chamber)- short-term energy	693,250	961,571	731,809	1,212,066
Transfer of ITAIPU energy	(912,937)	2.047,016	3,553,634	2,047,016
Others	43,391	64,001	124,022	36,370
	7,298,919	9,572,208	7,392,996	9,933,534

NOTE 39 - OPERATING PROVISIONS

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Contingencies	(99,242)	71,501	121,936	345,273
AFDC - Consumers and Resellers	-	-	355,707	40,345
AFDC - RTE	-	-	(39,294)	(242,734)
AFDC - Financing and Loans	74,556	37,045	74,556	37,045
AFDC - ICMS credits	-	-	177,320	468,405
AFDC - Marketable Securities	(13,015)	12,981	(13,015)	12,981
Present value adjustment - decommission obligations	-	-	36,475	33,599
Allowance for assets impairment	-	-	(673,232)	770,231
Losses on the realization of AFACs (advance for future capital increase)	510,235	(7,535)	-	-
Unsecured liability in subsidiaries	(300,261)	135,652	-	-
Losses on corporate shares	842,830	81,565	842,830	81,565
Others	94,188	(27,215)	633,514	(2,619)
	1,109,291	303,994	1,516,797	1,544,091

Eletrobras

Aiming to reimburse the Electricity Public Utility concessionary companies that have thermal generation and act in the Isolated System, Law No. 10.833/2003, which changes Law No.8,631.1993, established that the Fuel Consumption Account - CCC should take on these charges, as a whole, in the fiscal year of 2004 and partially during the fiscal years from 2005 to 2008.

Through the Normative Resolution 303/2008, ANEEL established the methodology and procedures to examine, demonstrate and validate the ICMS amount registered as a cost arising from the acquisition of fuel, as well as to examine, demonstrate, inspect and pay for the liability to be refunded to the CCC-ISOL by the founders’ shares that received amounts of ICMS reimbursement above the effective cost incurred by this tax.

ANEEL, through Ruling 4.722/2009 SFF/ANEEL, regarding the closing of fiscal year 2009, item 29, determined that the amount of the liability to be refunded to the Fuel Consumption Account - CCC, regarding the period from January 2004 to December 2007, be financially acknowledged.

The management of the subsidiary Amazonas Energia, supported by its legal counsels, pleaded at court the suspension of effects of said regulatory authority's resolutions, especially ANEEL Resolutions Nos. 432/2007 and ANEEL 303/2008 and the Directive Release 2.775/2008 - SFF/ANEEL, which has its effects suspended.

By force of the sentence issued by the 17th Court of Brasilia, in which it informs that Amazonas Energia is not compelled to deduct the amount corresponding to the ICMS value, amounting to R$576,537, which had been reimbursed by the CCC ISOL in the fiscal years from 2004 to 2008, from its liability. The subsidiary reverted the obligation to its liability, having the operating revenue as compensation.

However, facing the stage of the lawsuit, in which the admissibility of the corresponding merit may have an influence, the closing of the lawsuit is uncertain, reason why the parent company recognizes a provision to cover eventual losses related to the supposed indebtedness with CCC concerning the ICMS, at the amount corresponding to the liability, issued pursuant to the court decision.

NOTE 40 - FINANCIAL RESULT

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Financial revenues (expenses)
Interest income, commission and fees fees	3,884,310	3,568,780	1,037,626	1,199,439
Debt charges	(643,592)	(479,655)	(1,686,761)	(1,442,159)
Charges on shareholders' funds	(1,422,982)	(1,576,023)	(1,467,632)	(1,599,504)
Revenue of financial investments	1,147,357	959,344	1,416,513	1,160,571
Other revenues (expenses)	110,189	30,068	(929,009)	113,007
	3,075,282	2,502,514	(1,629,263)	(568,646)
Monetary and currency adjustments
Net monetary adjustments	175.509	997,786	334,699	320,223
Net currency adjustments	(4,618,216)	4,297,123	(3,979,338)	3,632,191
	(4,442,707)	5,294,909	(3,644,639)	3,952,414
	(1,367,425)	7,797,423	(5,273,903)	3,383,768

NOTE 41 - PARTICIPATION IN THE COMPANY’S RESULTS

Eletrobras and its subsidiaries adopt a program of employee participation in the Company’s profits and results, which aims to incentivize the improvement of quality, productivity levels and global results of the Company, applicable to all employees.

The employees’ participation in the profits and results takes place based on mutual working agreements entered into with the employees and labor unions, pursuant to the federal legislation in force, through the agreement of goals and obligations.

Therefore, in 2009, Eletrobras pro the amount of R$ 27,000 (December 31st, 2008 - R$ 23,000), R$ 201,777 being in the consolidated (December 31st, 2008 - R$ 176,817), corresponding to the participation of employees and and administrators in the PRL profits and results, in compliance with Resolution 10, of May 30th, 1995, of the State Companies Coordination and Control Council - CCE.

Eletrobras

The payment of the PLR will be object of deliberation by the Ordinary Shareholders’ General Assembly, which will appraise the present Financial Statements.

NOTE 42 - VOLUNTARY SEVERANCE PROGRAM - PDVE

I - Parent Company

In 2007, Eletrobras implemented a Voluntary Severance Program aimed at streamlining its staff, open to everyone with the following conditions:

a) Participants of the defined benefit plan of Fundação Eletrobras de Seguridade Social - Eletros - who are already retired under the Brazilian Social Security Institute (INSS) system and are eligible to the benefits of the supplementary pension plan of Eletros within 24 months after adhering to the PDVE;

b) Participants of the defined contribution plan of Fundação Eletrobras de Seguridade Social - Eletros - who are eligible to the benefits of the supplementary pension plan of Eletros within 24 months after adhering to PDVE; and

c) Non-participants of Fundação Eletrobras de Seguridade Social - Eletros - who are already retired under the INSS, or eligible for retirement, within 24 months after adhering to PDVE, even if on a pro rata basis by the Social Security General System.

After the termination of employment with Eletrobras, the Company will not be responsible for any contribution to the Government or Private Pension plan.

In order to stimulate employees to adhere to the PDVE, an additional indemnity will be paid for each year worked, plus severance pay due in cases of dismissal without just cause, according to the following criteria:

a) 50% of monthly compensation per full year worked, limited to 24 years and corresponding to twelve times the highest salary of the Company;

b) Health care for 12 months as from the severance date.

The Voluntary Severance Program was closed on December 31, 2009.

II - Chesf

Chesf approved a severance program for employees who are about to retire, with severance scheduled up to February 28, 2011, obtaining 1,806 adhesions with 70 severances up to the end of 2009.

PDVP expenses include financial incentives, FGTS fine, prior notice, maintenance of an Employer’s Support Plan (PAP), for the maximum period of twelve (12) months as of the severance date, among others.

In order to cover these expenses, the Company recorded in the income for this year an amount of R$274,118, deemed sufficient to cover the expected expenses.

III - Eletrosul

  In 2006, Eletrosul implemented an employee's voluntary severance program. Aiming to maintain the expertise necessary for the management of the business, employees who adhered to the plan will have to repass it to the employees who will replace them in their activities. The severance chronology defined by Eletrosul works together with a Knowledge Transmission Plan - PRC and will allow employees, after they have completed the task, to be entitled to two other programs: the Retirement Preparation Plan - PPA and the Bonus for Goal Achievement Program - PCM, which will qualify them for their voluntary severance. The employee will be entitled to the incentive defined in the voluntary severance bonus program by achieving goals, if the obligations/goals and the period (from 90 days to 5 years) previously agreed upon are complied with. For this reason, the bonus value the employee will be entitled to after complying with the pre-established period, and that will be paid in 18 monthly instalments after his severance, will be financially recognized as a provision during the term compliance period, that is, if it is agreed that the employee will be severed from the company in 2 years, the value of the bonus will be recognized monthly, as of the signature of the adhesion term, at the ratio of 1/24 a month.

Eletrobras

Considering that 398 employees adhered to the plan and, also, the accounting criterion defined above, the amount of R$ 23,600 was financially recognized in 2006, R$ 22,668 in 2007, R$ 23,532 in 2008 and R$ 16,345 in 2009. For the other years, the following amounts are foreseen: 2010 - R$ 6,260; 2011 - R$ 1,739, which will be recovered, according to Eletrosul’s calculation, due to the favorable economy, approximately in 18 months counting from the employee’s dismissal date.

NOTE 43 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I - Investment Management

In the application of Eletrobras’ financial resources, it is worth emphasizing, fundamentally, long-term loans and financing and shareholdings in electricity public utility concessionaires, detailed in Notes 9 and 16 and Exhibits II and III.

II - Financial Instruments

In compliance with the Official Letter /CVM/SNC/SEP No. 3/2009, of November 19, 2009, and the Instruction CVM 475, of December 17, 2008, the Company evaluates its financial instruments, including derivatives, when applicable.

1- Financial and Derivative Instruments

On December 31, 2009, there were no portfolio derivative financial instruments. Likewise, there were no operations with derivatives in period ended on this date.

2 - Embedded Derivatives

In 2004, the subsidiary Eletronorte executed long-term electricity supply agreements with three of its major customers. These long-term agreements are associated with the aluminum international price on the London Metal Exchange (LME), as the basic asset for the purposes of defining monthly amounts of the agreements.

The breakdown of agreements is as follows:

Dates of the agreement
Customer	Start	Maturity	Megawatts average volume
Albrás	07/01/2004	12/31/2024	750 MW - until 12/31/2006 800 MW - as from 01/01/2007
Alcoa	07/01/2004	12/31/2024	De 304,92 MW to 328 MW
BHP	07/01/2004	12/31/2024	De 353,08 MW to 492 MW

These agreements include the ‘cap and floor band’ concept related to the aluminum price quoted on the LME. The cap and floor price of LME is limited to US$ 2,773.21/tonne and US$ 1,450/tonne, respectively.

The Company does not carry out other types of derivative operations except for those mentioned in this Note. Further information about this operation is disclosed in Note 19.

Eletrobras

3 - Non-derivative Financial Instruments

a) Cash and cash equivalents: the market value of these assets is equivalent to their book values.

b) Marketable securities: these are classified as held-to-maturity securities and are recorded at acquisition cost plus interest and monetary adjustment credited to results. These instruments are adjusted to probable realizable value, where applicable.

c) Consumers and resellers: the amounts receivable from consumers and resellers are classified as held to maturity and are recorded by their probable realizable values.

d) Rescheduled receivables: these are classified as held-to-maturity and are recorded at their probable realizable values.

e) Loans and financing granted: loans and financing granted refer to the financing of the Brazilian electricity sector, bearing average interest of 6.91% p.a. (December 31, 2008 - 9.73% p.a.).

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company's opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

At the closing of the fiscal year, the Company had 809 loans and financing agreements, amounting to R$28,717,335 (December 31, 2008 - R$42,234,271), as follows:

Currency	US$	%	R$
US dollar	8,224,463	49.87	14,320.436
IGP-M	3,087,772	18.72	5,376.429
Real	4,862,394	29.48	8,466.400
Yen	233,048	1.41	405,783
EURO	85,163	0.52	148,285
Total	16,492,840	100.00	28,717,333

f) Loans and financing obtained:

In liabilities, it is worth emphasizing the loans and financing obtained with financial institutions, especially from abroad, and the Sector Funds, specifically the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to their book values.

The financing raised is comprised of loans contracted with international multilateral agencies - IDB, IBRD, CAF, and it is not feasible to discount them at a rate different from that established for Brazilian debt. Other loans are raised at international rates, where the book value approximates the present value.

Eletrobras ended 2009 with 12 liability agreements, including loans, financing and bonuses,

amounting to R$5,101,994 (December 31st, 2008 - R$4,158,111), as follows:

Currency	US$ (equivalent)%		R$
US dollar	2,641,947	90.16%	4,600,158
EURO	85,713	2.93%	149,243
Yen	202,500	6.91%	352,593
Total	2,930,160	100.00	5,101,994

g) The compulsory loan, extinguished by Law No. 7.181 of December 20, 1993, could only be collected up to December 31, 1993. Currently, ELETROBRAS manages the residual balance of the Compulsory Loans, adjusting them based on the IPCA-E and accruing annual interest of 6%., with defined redemption period. The market values of these loans and financing are equivalent to their book values.

Eletrobras

III - Risks

1  - Regulatory Risk

The Company, through its subsidiaries, holds concessions for the public service of electricity generation, transmission and distribution with maturities according to the prevailing laws. Should these concessions not be renewed or are renewable only with the imposition of additional costs to the Company, current profitability and activity levels may change.

2 - Exchange Rate Risk

The Company has a relevant gap between assets and liabilities indexed to foreign currencies, especially the US dollar, deriving mainly from financing agreements with the subsidiary Itaipu Binacional, which provokes exposure to financial risks that cause its financial statements and cash flows to be volatile. Furthermore, there is exposure to the Libor interest rate, related to external fundraising agreements. In addition to the already mentioned risks, there are others of little relevance deriving from agreements granted and obtained.

3 - Credit Risk

The Company, through its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. In the bilateral agreements executed with electricity distribution companies, the Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from their customers. In the transactions with industrial customers called free consumers, the credit risk is minimized by means of the prior analysis of business conditions.

4  - Price Risk

Until 2004, electricity supply prices deriving from generation activity were established by ANEEL. After the Auction 001/2004 held by the Regulatory Authority, the generation companies started to commercialize their electricity with a higher number of customers, at prices defined by the market. The electricity transmission activity's remuneration is established by ANEEL, by setting the Authorized Annual Revenue - RAP, deemed as sufficient to cover operating costs and to maintain the economic and financial balance of the concession.

5 - Market Risk

A significant portion of electricity generated by the companies controlled by Eletrobras is sold by means of energy trading agreements in a regulated framework - CCEARs, executed as a result of the subsidiaries participation in energy auctions, organized by ANEEL.

IV - Financial Hedge Policy:

In 2009, the Exchange Hedge Policy, approved in 2007, was reviewed and had its scope broadened, comprehending, besides currency gaps, any financial risks that may be identified.

In this context, Eletrobras’ Financial Hedge Policy was approved. The objective of the current policy is to pursue the mitigation of the exposure to the market variables that may have an impact on the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the financial statements. This said, the aforementioned policy aims at having the Company’s results faithfully reflect its real operational performance and having its projected cash flow present less volatility.

Along with the policy, the creation of a Financial Hedge Committee, in the scope of the Financial Management, was approved, having as the main function defining the hedge strategies and instruments to be presented to Eletrobras' Board of Executive Officers.

Taking into account the different forms of realizing the hedge of the gaps presented by the company, the policy enlists a scale of priorities, focusing on structural solutions. The operations with financial derivatives will only be carried out complementarily and aiming exclusively at protecting the indexed assets and liabilities of the Company and its subsidiaries that present any gap, and may not be characterized as financial leverage or operation of credit concession to third parties.

There were no hedge operations in the year ended on December 31, 2009.

Eletrobras

1 - Objectives and Strategies:

In 2008, in the scope of the former Exchange Hedge Policy, operations with derivatives were carried out so as to mitigate a small portion of the active gaps in foreign currencies. The Company used Non-Deliverable Forwards - NDFs amounting to US$ 280,000, matching the maturity of the agreements with the dates of indebtedness receipt from the jointly-controlled subsidiary Itaipu Binacional.

In the scope of the current policy, on the other hand, the Company has been developing studies and discussing, through the Financial Hedge committee, the execution of interest rate swapping operations, aiming at neutralizing the volatility of the fundraising agreements entered into at Libor. The expectation is that these operations be carried out throughout 2010.

Besides the Libor swapping operation, exchange hedge strategies were analyzed in 2009 and are being implemented, focusing on structural solutions, in line with the Financial Hedge Policy.  Thus, in 2009, US$ 1,000,000 were raised through the issuance of bonuses in the international market and new external fundraising opportunities are being analysed as an important instrument for mitigating the active exposures to foreign currencies. In the scope of this strategy, not only the gap’s total amount is being taken into account in the structuring of new fundraising, but also its arrangement with the passing of time, aiming to accomplish both the balance and the flow hedge.

2 - Financial Hedge Operations Risks:

Operations with derivatives, when carried out in the over-the-counter market, present relevant counterpart risks. With the intention of mitigating this risk, Eletrobras established a standard regarding the register of financial institutions for purposes of execution of operations with derivatives. This standard defines criteria regarding size, rating and expertise in the derivatives market, so that the institutions that may carry out operations with Eletrobras can be selected.

Moreover, the Company has developed an exposure control methodology for the registered companies, which defines the limits to the volume of operations to be carried out with each one of them.

The Company strives for all operations with derivatives it carries out to be fit into the hedge accounting concept, thus ratifying the sole and exclusive intention of realizing hedge with such positions. Such measure puts the risk of settlement gaps in hedge positions against their respective objects, since the financial flows of both will always match.

In 2009, guarantee limits criteria started being discussed, and will be implemented during 2010, which will be a previous condition for the execution of any operation of this kind, so as to reduce the counterpart risk exposure in operations with derivatives.

V - Susceptibility Analysis

In the following charts, scenarios for indexes and rates were considered, with their respective impacts on the Company’s results. For the susceptibility analysis, forecasts and/or estimates fundamentally based on macroeconomic assumptions obtained from the Focus Report, disclosed by the Central Bank and Economic Outlook 86, published by OECD were used as a likely scenario for late 2010.

Susceptibility analyses of the loans and financing agreements granted were carried out in four different scenarios: two of them with increase in the outstanding balance indexing currencies and two with decrease in these indexing currencies. The analyses were limited to the agreements granted that presented exposure to the exchange rate and prices index.

Eletrobras

Depreciation of the indexes in cents granted

In reais
Currency (Risk)	Balance US$	Balance	Likely 2010	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar (R$/US$)	8,224,463	14,320,436	1.8100	1.3575	0.9050	11,164,709	7,443,139
IGP-M	3,087,772	5,376,429	6.38%	4.79%	3.19%	5,633,691	5,547,937
EURO (R$/€)	85,163	148,285	2.6933	2.0200	1.3466	115,608	77,072
Yen (R$/¥)	233,048	405,783	0.0197	0.0147	0.0098	316,363	210,908
TOTAL		20,250,933				17,230,371	13,279,057

Appreciation of the indexes in cents granted

In reais
Currency (Risk)	Balance US$	Balance R$	Likely 2010	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar (R$/US$)	8,224,463	14,320,436	1.8100	2.2625	2.7150	18,607,848	22,329,418
IGP-M	3,087,772	5,376.429	6.38%	7.98%	9.57%	5,805,200	5,890,954
EURO (R$/€)	85,163	148.285	2.6933	3.3666	4.0399	192,680	231,217
Yen (R$/¥)	233,048	405,783	0.0197	0.0246	0.0295	527,271	632,725
TOTAL		20,250,933				25,132,999	29,084,314

Susceptibility analyses of the loans and financing agreements obtained were carried out in four different scenarios: two of them with increase in the outstanding balance indexing currencies and two with decrease in these indexing currencies. The analyses were limited to the agreements obtained that presented exposure to the exchange rate and prices index.

Depreciation of the indexes in cents granted

In reais
Currency (Risk)	Balance US$	Balance R$	Likely 2010	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar (R$/US$)	2,641,947	4,600,158	1.8100	1.3575	0.9050	3,586,443	2,390,962
EURO (R$/€)	85,713	149,243	2.6933	2.0200	1.3466	116,355	77,570
Yen (R$/¥)	202,000	352,593	0.0197	0.0147	0.0098	274,891	183,262
Total	2,929,660	5,101,994				3,977,689	2,651,794

Appreciation of the indexes in cents granted

In reais
Currency (Risk)	Balance US$	Balance R$	Likely 2010	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar (R$/US$)	2,641,947	4,600,158	1.8100	2.2625	2.7150	5,977,405	7,172,886
EURO (R$/€)	85,713	149,243	2.6933	3.3666	4.0399	193,926	232,711
Yen (R$/¥)	202,499	352,593	0.0197	0.0246	0.0295	458,154	549,784
Total	2,930,159	5,101,994				6,629,485	7,955,382

Susceptibility analyses of the regulatory asset arising from the trading of Itaipu Binacional’s electricity were carried out. The analysis was limited to the variation in the real - us dollar exchange rate, including two scenarios where there is an exchange valuation of 25% and 50% and two scenarios where there is exchange devaluation of 25% and 50%.

Depreciation of indexes in Regulatory Assets

In reais
Currency (Risk)	Balance US$	Balance	Likely 2010	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar (R$/US$)	1,035,693	1,803,349	1.8100	1.3575	0.9050	1,405,953	937,302

Appreciation of indexes in Regulatory Assets

In reais
Currency (Risk)	Balance US$	Balance R$	Likely 2010	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar (R$/US$)	1,035,693	1,803,349	1.8100	2.2625	2.7150	2,343,255	2,811,906

Eletrobras

The susceptibility analyses were elaborated as established by Instruction CVM No. 475/2008, aiming to measure the impact of the changes in the market variables on each of the Company’s financial instruments. Therefore, they are projections based on the evaluation of macroeconomic scenarios and do not mean that the negotiations will have the values presented in the considered analysis term.

NOTE 44 - RELATED PARTIES TRANSACTIONS

The transactions of Eletrobras with its subsidiaries and special-purpose entities are carried out at prices and under conditions compatible with those practiced in the market. Among the main operations that took place with related parties, highlighted are the loans and financing granted which were established under market conditions and/or according to specific laws. Other operations were also made under normal market conditions.

As shown in Note 3, the Company does not have share-based remuneration.

Also, there are no operations with individuals deemed as related parties, except for shareholders.

	PARENT COMPANY
	ASSETS	LIABILITIES	RESULT
Furnas
Consumers and resellers	5,384	-	-
Financing and loans	1,341,691	-	-
Advance for future capital increase	31,154	-	-
Sundry liabilities	-	339	-
Interest, commission and fee income	-	-	84,505
	1,378,229	339	84,505
Chesf
Consumers and resellers	3,061	-	-
Financing and loans	253,795	-	-
Return on investments	588,428	-	-
Advance for future capital increase	3,018,051	-	-
Sundry liabilities	-	1,368	-
Interest, commission and fee income	-	-	363,801
	3,863,335	1,368	363,801
Eletronorte
Consumers and resellers	5,778	-	-
Financing and loans	3,223,742	-	-
Fuel Consumption Account	172,850	-	-
Advance for future capital increase	4,023,201	-	-
Sundry liabilities	-	46	-
Interest, commission and fee income	-	-	1,147,033
	7,425,571	46	1,147,033
Eletrosul
Renegotiated Receivables	12	-	-
Financing and loans	670,090	-	-
Return on investments	194,063	-	-
Advance for future capital increase	430,144	-	-
Interest, commission and fee income	-	-	52,737
	1,294,309	-	52,737
CGTEE
Financing and loans	782,191	-	-
Interest, commission and fee income	-	-	22,551
	782,191	-	22,551
Eletronuclear
Financing and loans	3,895,896	-	-
Return on investments	6,382	-	-
Sundry liabilities	-	1,482	-
Interest, commission and fee income	-	-	368,060
	3,902,278	1,482	368,060
Eletropar
Advance for future capital increase	-	-	-
Return on investments	-	-	-
Sundry liabilities	-	-	-
Interest, commission and fee income	-	-	-
	-	-	-
Itaipu
Financing and loans	6,484,986	-	-
Return on investments	435	-	-
Suppliers	-	597,157	-
Energy Purchased for Resale	-	-	3,177,434
Interest, commission and fee income	-	-	522,354
	6,485,421	597,157	3,699,788

Ceal
Financing and loans	117,409	-	-
Fuel Consumption Account	462	-	-
Advance for future capital increase	414,276	-	-
Interest, commission and fee income	-	-	44,201
	532,147	-	44,201
Cepisa
Financing and loans	315,330	-	-
Fuel Consumption Account	355	-	-
Advance for future capital increase	292,792	-	-
Interest, commission and fee income	-	-	51,547
	608,477	-	51,547
Amazonas Energia
Financing and loans	365,633	-	-
Fuel Consumption Account	714	-	-
Advance for future capital increase	1,573,797	-	-
Interest, commission and fee income	-	-	144,464
	1,940,144	-	144,464
Ceron
Financing and loans	99,611	-	-
Fuel Consumption Account	21,125	-	-
Advance for future capital increase	268,530	-	-
Interest, commission and fee income	-	-	53,666
	389,266	-	53,666
Eletroacre
Financing and loans	25,279	-	-
Fuel Consumption Account	107	-	-
Advance for future capital increase	125,033	-	-
Interest, commission and fee income	-	-	4,477
	150,419	-	4,477
National Treasury
Obligations	-	387,342	-
Dividends payable	-	-	-
	-	387,342	-
Eletros

Social Security Contributions	-	-	(56,491)
	-	-	(56,491)
CONSOLIDATED

	ASSETS	LIABILITIES	RESULT
Northeast Transmission System
Permanent shareholding	111,389	-	-
Interest on capital/dividends receivable	9,672	-	-
Suppliers	-	1,142	-
Revenue from services rendered	-	-	1,663
Equity in the results	-	-	18,213
Grid usage charge	-	-	(10,225)
	121,061	1,142	9,651

Cepel
Operational expenses	-	-	(9,438)
	-	-	(9,438)
Intesa
Permanent shareholding	86,245	-	-
Equity Result	10,085	-	-
Suppliers	-	1,396	-
Equity in the results	-	-	5,279
	96,330	1,396	5,279
Águas da Pedra
Permanent shareholding	123,421	-	-
Equity in the results	-	-	(549)
	123,421	-	(549)

Sustainable Energy
Permanent shareholding	202,388	-	-
Equity in the results	-	-	(2,034)
	202,388	-	(2,034)
Manaus Transmission
Permanent shareholding	172	-	-
	172	-	-
Manaus Construction
Permanent shareholding	1,938	-	-
	1,938	-	-

Madeira Electric Interconnection
Permanent shareholding	50,567	-	-
	50,567	-	-
Fachesf
Suppliers	-	3,306	-
Regular Contribution	-	10,617	-
Actuarial contracts	-	196,913	(131,151)
Operational expenses	-	-	(43,269)
	-	210,836	(174,420)

	ASSETS	LIABILITIES	RESULT
Enerpeixe
Accounts receivable	137	-	-
Consumers and resellers	517	-	-
Interest on capital/dividends receivable	7,310	-	-
Permanent shareholding	460,770	-	-
Revenues from Electricity grid usage	-	-	4,343
Revenue from services rendered	-	-	5,390
Financial income	-	-	47,121
	468,734	-	56,854
Transleste
Permanent shareholding	15,096	-	-
Suppliers	-	121	-
Financial income	-	-	2,917
Electricity grid usage charges	-	-	(1,129)
	15,096	121	1,788
Transudeste
Accounts receivable	21	-	-
Permanent shareholding	10,350	-	-
Suppliers	-	75	-
Financial income	-	-	1,850
Electricity grid usage charges	-	-	(700)
	10,371	75	1,150
Transirapé
Permanent shareholding	7,551	51	-
Financial income	-	-	1,521
Electricity grid usage charges	-	-	(482)
	7,551	51	(1,039)
Centroeste
Advance for future capital increase	16,035	-	-
Permanent shareholding	25	-	-
	16,060	-	-
Baguari
Advance for future capital increase	79,225	-	-
Revenue from services rendered	-	-	177
	79,225	-	177

Retiro Baixo
Advance for future capital increase	99,920	-	-
	99,920	-	-
Serra Facão
Accounts receivable	4	-	-
Advance for future capital increase	61,899	-	-
Permanent shareholding	75,586	-	-
Revenue from services rendered	-	-	2,729
	137,489	-	2,729
Chapecoense
Advance for future capital increase	43,331	-	-
Permanent shareholding	216,214	-	-
Revenue from services rendered	-	-	3,346
	259,545	-	3,346
Madeira Energia
Permanent shareholding	39	-	-
Revenue from services rendered	-	-	7,328
	39	-	7,328
Inambari
Permanent shareholding	7,003	-	-
	7,003	-	-
Transenergia
Advance for future capital increase	3,920	-	-
	3,920	-	-
Real Grandeza
Contracts for actuarial debts	-	753,334	-
Maintainer’s regular contribution	-	-	9,935
Administrative expenses contribution	-	-	2,528
		753,334	12,463

	ASSETS	LIABILITIES	RESULT
ETAU
Accounts receivable	7	-	-
Permanent shareholding	12,485	-	-
Interest on capital/dividends receivable	4,409	-	-
Other revenues	-	-	17
Revenue from services rendered	-	-	85
Equity in the results	-	-	4,682
	16,901	-	4,784
Artemis
Accounts receivable	433	-	-
Interest on capital/dividends receivable	5,846	-	-
Permanent shareholding	72,226	-	-
Other revenues	-	-	50
Revenue from services rendered	-	-	5,162
Equity in the results	-	-	9,117
	78,505	-	14,329
Uirapuru
Accounts receivable	4,270	-	-
Permanent shareholding	22,522	-	-
Interest on capital/dividends receivable	2,205	-	-
Financial income	-	-	327
Revenue from services rendered	-	-	2,010
Equity in the results	-	-	3,822
Other revenues	-	-	12
	28,997	-	6,171
ESBR
Permanent shareholding	202,421	-	-
Shareholding expenses	-	-	(3,321)
	202,421	-	(3,321)
Fundação Elos
Regular Contribution	-	-	-
Actuarial contracts	-	35,416	(9,646)
	-	35,416	(9,646)
Norte Brasil
Permanent shareholding	30,062	-	-
Shareholding expenses	-	-	(318)
	30,062	-	(318)
Transmission Station
Permanent shareholding	208,786	-	-
Shareholding expenses	-	-	(240)
	208,786	-	(240)
Porto Velho
Permanent shareholding	18,333	-	-
Advance for future capital increase	27,063	-	-
Shareholding expenses	-	-	(47)
	45,396	-	(47)

Brasnorte
Permanent shareholding	89,009	-	-
Suppliers	-	93	-
	89,009	93	-
Amapari
Permanent shareholding	41,533	-	-
Equity in the results	(1,974)	-	-
Revenues from Equity	-	-	(1,864)
	39,559	-	(1,864)
AETE
Interest on capital/Dividends receivable	(14,171)	199	-
Permanent shareholding	21,300	-	-
Equity in the results	21,040	-	-
Revenues from Equity	-	-	7,149
	28,169	199	7,149
Previnorte
Social Security Contributions	-	3,902	-
Actuarial expenses	-	-	(27,045)
	-	3,902	(27,045)
Transmissora Matogrossense
Permanent shareholding	735	-	-
	735	-	-

Nucleos
Actuarial agreements Cons. Debt	-	26,050	-
Actuarial provision pension plan	-	108,862	-
Maintainer’s regular contribution	-	-	6,365
Post-employment actuarial provision, insurance and health	-	-	2,258
	-	134,912	8,623
Itaipu
	ASSETS	LIABILITIES	RESULT
Fibra
Suppliers	-	-	-
Accounts payable	-	28,854	-
Regular contribution	-	2,043	-
Actuarial expenses	-	-	(17,465)
Actuarial provision	-	186,962	-
Financial expense	-	-	(3,023)
	-	217,859	(20,488)
Cajubi
Regular Contribution	-	4,484	-
Actuarial expenses	-	155,636	(17,862)
	-	160,120	(17,862)

Eletrobras

	Eletrobras		Consolidated
	12/31/2009	12/31//2008	12/31/2009	12/31/2008
Remuneration of Directors and Executive	3,385	2,660	16,435	16,863
Salaries and social charges	990	720	4,167	4,479
Other benefits	203	416	2,424	3,296
TOTAL	4,578	3,797	23,156	24,509

 Remuneration of Key Personnel

NOTE 45 - SUBSEQUENT EVENTS

The subsidiary Furnas was fined R$ 53,700 as ANEEL understood that there were flaws in the systems of both substations Itaberá (SP) and Ivaiporã (PR), which would have motivated the electrical failure and interruption of electricity supply on November 10, 2009. The subsidiary’s management will appeal against the Regulatory Agency’s decision as it understands the company cannot be blamed for the accident.

José Antonio Muniz Lopes

Astrogildo Fraguglia Quental

Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza

Miguel Colasuonno

Engineering Officer	Administration Officer

Flávio Decat de Moura	Ubirajara Rocha Meira
Distribution Officer	Technology Officer
João Vicente Amato Torres

Accountant
CRC-RJ-057.991/O-S-DF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CONSUMERS AND RESELLERS AT DECEMBER 31, 2009 AND 2008	Exhibit I
(In thousands of reais)

	PARENT COMPANY						CONSOLIDATED
		12/31/2009			12/31/2008		12/31/2009			12/31/2008
	Due	Overdue by 90 days	90 days +	Total	Total	Due	Overdue by 90 days	90 days +	Total	Total

AES ELETROPAULO	159,423	-	-	159,423	198,574	247,914	-	-	247,914	235,100
AES SUL	33,689	-	-	33,689	42,083	54,905	-	-	54,905	61,031
AMPLA	34,299	-	-	34,299	42,836	67,008	-	-	67,008	77,634
ANDE	-	-	-	-	-	58,113	-	-	58,113	55,251
EBE	41,359	-	-	41,359	51,608	56,460	-	-	56,460	69,843
CEA	-	-	-	-	-	12,503	-	670,254	682,757	566,283

CEB	16,735	-	-	16,735	21,149	29,957	-	-	29,957	47,053
CEEE-D	29,331	-	-	29,331	55,052	58,875	864	-	59,739	83,252
CELESC	71,779	-	-	71,779	88,739	111,646	-	-	111,646	102,242
CELG	33,296	49,945	453,147	536,387	452,374	69,783	49,945	453,147	572,874	486,232
CELPA	-	-	-	-	-	41,399	-	-	41,399	43,305
CELPE	-	-	-	-	-	37,338	189	4,552	42,079	47,808
CEMAR	-	-	-	-
					-	27,709	-	-	27,709	30,259
CEMIG	135,758	-	-	135,758	168,761	216,824	-	-	216,824	238,590
CESP	-	-	-	-	-	3,098	-	-	3,098	2,500
COELCE	-	-	-	-	-	31,493	143	-	31,636	30,367
COELBA	-	-	-	-	-	64,495	-	-	64,495	64,146
COPEL	80,104	-	-	80,104	100,040	167,829	-	-	167,829	180,742

CPFL	88,340	-	-	88,340	109,835	113,897	-	-	113,897	130,982
ELEKTRO	46,851	-	-	46,851	58,388	89,355	-	-	89,355	105,961
ENERSUL	13,249	-	-	13,249	16,359	27,924	-	-	27,924	29,371
ESCELSA	25,016	-	-	25,016	31,374	44,365	-	-	44,365	47,895
LIGHT	86,249	-	-	86,249	107,251	164,389	-	-	164,389	172,966
PIRATININGA	45,848	-	-	45,848	57,097	53,920	-	-	53,920	58,932
RGE	30,377	-	-	30,377	37,616	36,858	-	-	36,858	43,675

CCEE Trading	-	-	-	-	-	162,783	1,328	310,875	474,986	308,646
Regulatory assets	-	-	-	-	-	-	-	35,716	35,716	86,891
Electricity grid usage	-	-	-	-	-	288,375	1,338	1,834	291,547	364,472
PROINFA	12,317	8,311	64,035	84,663	39,530	12,317	8,311	64,035	84,663	39,530
Consumers	-	-	-	-	-	374,236	218,243	435,838	1,028,317	1,066,943
Public Authority	-	-	-	-	-	61,156	51,475	316,965	429,596	248,909
Others	51,733	-	-	51,733	30,903	461,199	4,747	276,017
									741,963	756,382
(-) PCLD	-	-	-	-	-	-	-	(1,893,319)	(1,893,319)	(1,541,736)
	1,035,751	58,256	517,182	1,611,189	1,709,569	3,248,121	336,583	675,914	4,260,618	4,341,459

Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit II

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

FINANCINGS AND LOANS GRANTED AT DECEMBER 31, 2009 AND 2008

(In thousands of reais)

	PARENT COMPANY									CONSLIDATED
		12/31/2009				12/31/2008				12/31/2009				12/31/2008
			PRINCIPAL				PRINCIPAL				PRINCIPAL				PRINCIPAL
	CURRENT CHARGES				CURRENT CHARGES				CURRENT CHARGES				CURRENT CHARGES			-
	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT

SUBSIDIARIES AND
JOINTLY-OWNED
SUBSIDIARIES
FURNAS	7.58%	7,246	512,610	821,835	10.00%	8,082	78,073	1,091,846	-	-	-	-	-	-	-	-
CHESF	8.75%	-	102,921	150,876	11.47%	31,575	440,873	2,988,359	-	-	-	-	-	-	-	-
ELETROSUL	7.46%	6,389	97,681	566,020	7.56%	1,168	77,274	513,719	-	-	-	-	-	-	-	-
ELETRONORTE	13.07%	10,235	224,254	3,223,741	13.57%	15,500	231,349	7,342,566	-	-	-	-	-	-	-	-
ELETRONUCLEAR	11.73%	1,682	69,987	3,042,036	12.69%	2,176	64,870	2,835,655	-	-	-	-	-	-	-	-
CGTEE	2.54%	538	62,361	719,292	6.39%	816	-	574,138	-	-	-	-	-	-	-	-
CEAL	6.61%	-	-	117,409	10.49%	-	140,254	589,101	-	-	-	-	-	-	-	-
CERON	8.45%	752	-	98,859	12.57%	3,435	39,874	303,656	-	-	-	-	-	-	-	-
CEPISA	9.39%	561	-	315,330	11.43%	1,472	53,617	396,735	-	-	-	-	-	-	-	-
ELETROACRE	7.39%	-	2,352	22,366	12.03%	984	84,663	348,331	-	-	-	-	-	-	-	-
AMAZONAS	7.95%	2,296	-	363,337	11.02%	351	9,557	30,161	-	-	-	-	-	-	-	-
ITAIPU	7.08%	-	1,143,039	11,826,932	7.07%	-	60,944	18,355,581	-	-	571,519	5,913,466	-	-	30,472	9,177,791
		29,700	2,215,204	21,268,033		65,559	1,281,348	35,369,848		-	571,519	5,913,466		-	30,472	9,177,791
OTHERS

CEMIG	6.22%	222	57,735	343,741	6.76%	2,457	63,022	403,565	6.22%	222	57,735	343,741	6.76%	2,457	63,022	403,565
COPEL	8.39%	14	6,126	88,512	10.21%	429	4,548	67,142	8.39%	14	6,126	88,512	8.39%	429	4,548	67,142
CEEE	8.01%	135	1,604	20,033	9.33%	172	66,693	30,085	8.01%	135	1,604	20,033	9.33%	172	66,693	30,085
DUKE	10.00%	2,049	126,593	362,530	10.00%	2,375	168,691	439,233	10.00%	2,049	126,593	362,530	10.00%	2,375	168,691	439,233
AES TIETÊ	10.00%	4,048	250,123	716,276	10.00%	4,819	224,659	982,694	10.00%	4,048	250,123	716,276	10.00%	4,819	224,659	982,694
AES ELETROPAULO	10.48%	286,780	108,062	513	10.01%	274,406	117,931	-	10.48%	286,780	108,062	513	9.30%	274,406	117,931	-
TRACTBEL	12.00%	435	32,711	10,796	12.00%	707	29,611	41,114	12.00%	435	32,711	10,796	12.00%	707	29,611	41,114
CELPE	6.00%	961	16,976	62,286	6.00%	867	17,173	77,957	6.00%	961	16,976	62,286	4.44%	867	17,173	77,957
CEMAR	5.94%	-	30,225	363,860	5.09%	1,154	26,352	317,532	5.94%	-	30,225	363,860	6.07%	1,154	26,352	317,532
CESP	9.36%	1,067	30,778	201,823	9.36%	1,165	28,121	235,273	9.36%	1,067	30,778	201,823	9.33%	1,165	28,121	235,273
OTHERS	-	112,443	417,678	1,739,495	-	100,658	331,872	1,572,714	-	112,820	474,116	1,752,576	-	101,821	443,301	1,695,257
( - ) PCLD	-	(82,257)	(109,975)	-	-	(58,221)	(59,454)	-	-	(82,257)	(109,975)	-	-	(58,221)	(59,454)	-
		325,896	968,636	3,909,865		330,988	1,019,219	4,167,309		326,273	1,025,074	3,922,946		332,151	1,130,648	4,289,852
T O T A L		355,596	3,183,840	25,177,898		396,547	2,300,567	39,537,157		326,273	1,596,593	9,836,412		332,151	1,161,120	13,467,643

The long-term portion of loans and financing granted with ordinary and sector funds, including transfers maturing in invariable installments, as shown below:

	2011	2012	2013	2014	2015	After 2015	TOTAL
PARENT COMPANY	1,350,632	1,271,209	1,178,595	1,068,298	986,883	19,322,281	25,177,898
CONSOLIDATED	527,660	496,632	460,449	417,359	385,552	7,548,760	9,836,412

Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit III

INVESTMENTS IN CONSOLIDATED COMPANIES AT DECEMBER 31, 2009

(In thousands of reais)

	12/31/2009									12/31/2008

	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	ELETROPAR	CGTEE	ITAIPU (a)	TOTAL	TOTAL

Capital stock	6,000,000	4,539,557	1,245,042	4,177,205	3,296,032	55,769	868,721		-	-

Advance for future capital increase	31,154	3,018,050	430,144	-	-	62,285	-	-

Shareholders’ equity	13,540,108	15,668,189	2,721,827	10,227,327	4,381,608	118,591	367,937		-	-

Net income (loss) for the period	(129,154)	764,387	204,872	309,213	55,107	11,352	(20,919)		-	-
ELETROBRAS’ INTEREST
Number of shares – lots of a thousand shares
Common	50,618,949	40,478	42,582,421	81,250	9,612,517	8,480,196	1,126,273	-	-	-
Preferred	14,088,233	1,002	-	-	2,687,216	-	-	-	-	-
% Interest
Subscribed and paid-up shares	99.54	99.45	99.71	99.03	99.80	81.61	99.94	50.00	-	-
Voting capital	99.82	100.00	99.71	99.03	99.92	81.61	99.94	50.00	-	-

BREAKDOWN OF INVESTMENTS:
Balances at the beginning of the year	13,587,598	12,410,121	2,253,020	6,106,975	4,311,530	45,948	349,797	116,850	39,181,839	38,957,640
Equity in the results	(128,560)	760,183	204,278	322,653	112,371	9,019	(20,907)	-	1,259,036	(435,002)
Carrying Value adjustments	(12,227)	(1,312)	21,803	-	-	-	-	-	8,264	-
Dividends	-	(588,430)	(194,064)	(285,943)	(109,621)	(552)	-	-	(1,178,609)	(966,215)
Translation accumulated adjustments	-	-	-	-	-	-	-	(29,790)	(29,790)	28,285
Adjustments of Law No. 11638/07	-	-	-	-	-	(8,438)	-	-	(8,438)	263,161
Conversion of advance for future capital increase into capital stock -		-	-	-	-	-	-	-	-	1,333,970
Balances at the end of the year	13,446,811	12,580,562	2,285,037	6,143,685	4,314,279	45,977	328,890	87,060	39,232,302	39,181,839

(a) ELETROBRAS’ interest, according to Law Decree 72707/73, is fixed and equivalent to US$ 50,000 thousand.

Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit IV

FIXED ASSETS

(In thousands of reais)

	PARENT COMPANY						SUBSIDIARIES							CONSOLIDATED
	12/31/2009						12/31/2009							12/31/2009
	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	AMAZONAS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL
Generation
In service	-	9,118,489	17,441,789	18,145,756	6,857,869	-	13,599,174	1,858,217	2,091,206		19,528			-	69,132,028
Accumulated depreciation	-	(3,265,572)	(7,288,164)	(7,650,772)	(2,233,570)	-		(1,632,140)	(1,062,280)		(13,452)			-	(23,145,950)
	-	5,852,917	10,153,625	10,494,984	4,624,299	-	13,599,174	226,077	1,028,926	-	6,076	-	-	-	45,986,078
In progress	-	2,231,200	282,073	214,442	2,275,295	664,646	277,745	922,218	131,152		277			-	6,999,048
	-	8,084,117	10,435,698	10,709,426	6,899,594	664,646	13,876,919	1,148,295	1,160,078	-	6,353	-	-	-	52,985,126
Transmission
In service	13,268	12,633,612	7,540,316	6,299,567	-	4,007,267	1,072,157	-	-					-	31,566,186
Accumulated depreciation	(1,089)	(6,687,229)	(3,521,437)	(3,071,104)	-	(1,477,178)	-	-						-	(14,758,037)
	12,180	5,946,383	4,018,879	3,228,463	-	2,530,089	1,072,157	-		-	-	-	-	-	16,808,150
In progress	-	1,420,907	1,361,308	779,894	-	189,526	-	-						-	3,751,635
	12,180	7,367,290	5,380,187	4,008,357	-	2,719,615	1,072,157	-		-	-	-	-	-	20,559,785
Distribution
In service	-	1,526	-	278,844	-	-	-	-	1,194,265	779,103	702,794	722,308	446,967	-	4,125,807
Accumulated depreciation	-	(714)	-	(71,236)	-	-	-	-	(569,109)	(283,385)	(262,218)	(311,160)	(91,863)	-	(1,589,685)
	-	812	-	207,608	-	-	-	-	625,156	495,718	440,576	411,149	355,104	-	2,536,122
In progress	-	4	-	16,800	-	-	-	-	391,773	111,122	84,512	142,276	77,510	-	823,997
	-	816	-	224,408	-	-	-	-	1,016,929	606,840	525,088	553,425	432,614	-	3,360,119
Management
In service	51,353	213,466	1,049,407	81,593	13,934	38,386	751,115	9,178	289,228	11,426	18,453	14,321	15,817	199	2,557,876
Accumulated depreciation	(32,633)	(97,787)	(540,725)	(43,206)	(7,011)	(11,902)	-	(4,491)	(199,740)	(9,363)	(9,864)	(10,629)	(10,527)	(149)	(978,027)
	18,720	115,679	508,682	38,387	6,923	26,484	751,115	4,687	89,488	2,063	8,589	3,692	5,290	50	1,579,849
In progress	-	20,079	156,740	183,535	3,365	-	170,226	348	7,303	2,431	671	13	939	-	545,650
	18,720	135,758	665,422	221,922	10,288	26,484	921,341	5,035	96,791	4,494	9,260	3,705	6,229	50	2,125,499

	30,899	15,587,981	16,481,307	15,164,113	6,909,882	3,410,745	15,870,417	1,153,330	2,273,798	611,334	540,701	557,129	438,843	50	79,030,528
Concession liabilities
(-) Amortizations and reversals	-	(81,998)	-	54	-	-	-	-		3,842				-	(78,102)
(-) Consumers contribution	-		(3,344)	(318)	-	-	-	-	(24,220)	(21,023)	(13,246)	-	(3,456)	-	(65,607)
(-)Federal government contribution	-	(19,389)	(108,052)	(230,559)	(495)	-	-	-	(183,028)	(195,377)	(24,093)	(13,228)	(172,635)	-	(946,856)
(-) Donations and subsidies for investments	-	(2,003)	(43,864)	(11,152)	-	(9,221)	-	-	(107,811)	(36,143)	(4,472)	(265,273)	1,147	-	(478,792)
(-) Others	-	(9,150)	(606)	(25,624)	(165)	-	-	-	-	(5,296)	(145,858)	(11,254)	(1,401)	-	(199,354)
	-	(112,540)	(155,866)	(267,599)	(660)	(9,221)	-	-	(315,059)	(253,997)	(187,669)	(289,755)	(176,345)	-	(1,768,711)

TOTAL	30,899	15,475,441	16,325,441	14,896,514	6,909,222	3.401.524	15,870,417	1,153,330	1,958,739	357,337	353,032	267,374	262,498	50	77,261,818
Average annual depreciation rate (%)
Generation	-	2.30%	2.41%	2.56%	3.30%	0.00%	0.00%	6.12%	2.02%	0.00%	2.98%	0.00%	0.00%	-
Transmission	-	3.00%	2.98%	2.76%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-
Distribution / Trading	-	5.70%	0.00%	3.00%	0.00%	0.00%	0.00%	0.00%	1.06%	6.44%	4.21%	5.40%	4.09%	-
Management	7.95%	9.30%	7.18%	15.00%	10.00%	7.51%	0.00%	12.50%	1.57%	4.19%	9.25%	5.60%	5.29%	-

Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit IVa

FIXED ASSETS
(In thousands of reais)

	PARENT COMPANY						SUBSIDIARIES								CONSOLIDATED
	12/31/2008						12/31/2008								12/31/2008
	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	AMAZONAS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL
Generation
In service	-	8,865,499	17,319,003	17,474,335	6,048,244	-	18,944,955	197,752	2,026,384	-	47,318	-	-	-	70,923,490
Accumulated depreciation	-	(3,064,423)	(6,940,820)	(7,254,557)	(2,042,099)	-	-	-	(1,004,830)	-	(32,139)	-	-	-	(20,338,868)
	-	5,801,076	10,378,183	10,219,778	4,006,145	-	18,944,955	197,752	1,021,554	-	15,179	-	-	-	50,584,622
In progress	-	1,474,035	195,185	482,753	2,561,143	289,774	270,616	726,860	147,757	-	1,545	-	-	-	6,149,668
	-	7,275,111	10,573,368	10,702,531	6,567,288	289,774	19,215,571	924,612	1,169,311	-	16,724	-	-	-	56,734,290
Transmission
In service	13,269	12,418,450	7,479,588	6,220,484	-	3,232,630	1,439,025	-	-	-	-	-	-	-	30,803,446
Accumulated depreciation	(740)	(6,336,871)	(3,321,142)	(2,897,953)	-	(1,355,168)	-	-	-	-	-	-	-	-	(13,911,874)
	12,529	6,081,579	4,158,446	3,322,531	-	1,877,462	1,439,025	-	-	-	-	-	-	-	16,891,572
In progress	-	1,263,346	1,015,348	507,751	-	149,560	-	-	-	-	-	-	-	-	2,936,005
	12,529	7,344,925	5,173,794	3,830,282	-	2,027,022	1,439,025	-		-	-	-	-	-	19,827,577
Distribution
In service	-	1,416	-	227,885	-	-	-	-	1,105,448	673,588	480,320	363,518	257,754	-	3,109,929
Accumulated depreciation	-	(549)	-	(62,600)	-	-	-	-	(527,136)	(252,788)	(212,092)	(172,817)	(65,738)	-	(1,293,720)
	-	867	-	165,285	-	-	-	-	578,312	420,800	268,228	190,701	192,016	-	1,816,209
In progress	-	79	-	99,333	-	-	-	-	245,443	88,585	95,904	116,078	53,911	-	699,333
	-	946	-	264,618	-	-	-	-	823,755	509,385	364,132	306,779	245,927	-	2,515,542
Management
In service	41,777	200,171	1,030,983	55,006	14,754	33,175	1,001,391	-	286,948	14,311	33,626	-	15,059	187	2,727,388
Accumulated depreciation	(28,812)	(87,704)	(486,686)	(24,480)	(6,851)	(9,947)	-	-	(187,542)	(8,583)	(14,144)	-	(9,825)	(140)	(864,714)
	12,965	112,467	544,297	30,526	7,903	23,228	1,001,391	-	99,406	5,728	19,482	-	5,234	47	1,862,674
In progress	-	24,016	79,326	162,735	411	-	402,292	-	1,317	399	96	-	1,248	-	671,840
	12,965	136,483	623,623	193,261	8,314	23,228	1,403,683	-	100,723	6,127	19,578	-	6,482	47	2,534,514

	25,494	14,757,465	16,370,785	14,990,692	6,575,602	2,340,024	22,058,279	924,612	2,093,789	515,512	400,434	306,779	252,409	47	81,611,923
Concession liabilities
(-) Amortizations and reversals	-	-	-	-	-	-	-	-		(418)				-	(418)
(-) Consumers contribution	-	-	(3,344)	(318)	-	-	-	-	(24,375)	(19,258)	(12,111)	-	(3,266)	-	(62,672)
(-) Federal government contribution	-	-	(108,052)	(230,256)	(2,056)	-	-	-	(53,747)	(150,895)	(24,240)	-	(146,828)	-	(716,074)
(-) Donations and subsidies for investments	-	-	(43,865)		-	(6,815)	-	-	(197,751)	(36,143)	(4,502)	-	-	-	(289,076)
(-) Others	-	(112,540)	(606)	(38,632)	(189)	-	-	-	-	(5,296)	(114,999)	-	(8,747)	-	(281,009)
	-	(112,540)	(155,867)	(269,206)	(2,245)	(6,815)	-	-	(275,873)	(212,010)	(155,852)	-	(158,841)	-	(1,349,249)

TOTAL	25,494	14,644,925	16,214,918	14,721,486	6,573,357	2,333,209	22,058,279	924,612	1,817,916	303,502	244,582	306,779	93,568	47	80,262,674

Average annual depreciation rate (%)
Generation	0.00%	2.20%	2.41%	2.56%	3.30%	0.00%	0.00%	6.12%	2.02%	0.00%	2.98%	0.00%	0.00%	-
Transmission	0.00%	3.00%	2.98%	2.76%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-
Distribution / Trading	0.00%	5.70%	0.00%	3.00%	0.00%	0.00%	0.00%	0.00%	1.06%	6.44%	4.21%	5.40%	4.09%	-
Management	7.95%	9.30%	7.18%	15.00%	10.00%	7.51%	0.00%	12.50%	1.57%	4.19%	9.25%	5.60%	5.29%	-

Eletrobras

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit V

FINANCINGS AND LOANS RECEIVED AT DECEMBER 31, 2009 AND 2008
(In thousand of reais)

	PARENT COMPANY								CONSOLIDATED
	12/31/2009				12/31/2008				12/31/2009				12/31/2008
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT				CURRENT				CURRENT				CURRENT
	AVERAGE RATE	VALUE	CURRENT	NON CURRENT	AVERAGE RATE	VALUE	CURRENT	NON CURRENT	AVERAGE RATE	VALUE	CURRENT	NON CURRENT	AVERAGE RATE	VALUE	CURRENT	NON CURRENT
FOREIGN CURRENCY
Financial Institutions
Inter-American Development Bank - IDB	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF	3.97%	22,040	-	1,205,446	4.76%	10,340	-	1,635,900	3.97%	22,040	-	1,205,446	4.76%	10,340	-	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	3.87%	183	23,811	52,205	5.73%	202	31,349	95,514	3.87%	183	23,811	52,205	5.73%	376	59,698	95,514
Dresdner Bank	6.25%	775	23,810	48,458	6.25%	259	31,349	95,513	6.25%	775	23,810	48,458	6.25%	331	45,110	95,513
Eximbank	2.15%	1,654	41,288	309,651	2.15%	2,544	56,822	482,981	2.15%	1,654	41,288	309,651	2.15%	2,544	56,823	482,981
Others		15,263	1,759	749,653		2,510	2,487	585,322		15,489	3,942	761,549		3,466	19,374	502,328
		43,575	123,065	2,608,389		21,344	165,489	3,264,830		43,801	125,248	2,620,285		22,546	224,487	3,181,836
Bonds
Bonds - Dresdner Bank	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100
Bonds - Credit Suisse	6.87%	59,421	-	1,741,200		-	-	-	6.87%	59,421	-	1,741,200
		63,405	-	2,263,560		5,347	-	701,100		63,405	-	2,263,560		5,347	-	701,100
Others
Tesouro Nacional - ITAIPU		-	-	-		-		-		3,342	344,448	8,701,253		5,698	941,908	11,655,965
		-	-	-		-	-	-		3,342	344,448	8,701,253		5,698	941,908	11,655,965

		106,980	123,065	4,871,949		26,691	165,489	3,965,930		110,548	469,696	13,585,098		33,591	1,166,395	15,538,901
LOCAL CURRENCY
Receivable securization fund		-	-	-		-	-	-		-	71,671	-			224,977	86,930
Others		-	-	-		-	-	-		52,517	294,192	3,206,020		52,114	237,534	2,671,731
		-	-	-		-	-	-		52,517	365,863	3,206,020		52,114	462,511	2,758,661
		106,980	123,065	4,871,949		26,691	165,489	3,965,930		163,065	835,559	16,791,119		85,705	1,628,906	18,297,563

a) Debts are guaranteed by the federal government and/or Eletrobras.

b) The total amount due in foreign currency, including charges, corresponds to R$ 5,101,994 thousand in the parent company, equivalent to US$ 2,930,159 thousand, and in the consolidated corresponds to R$ 14,165,342 thousand, equivalent to US$8,135,390 thousand. The percentage distribution per type of currency is as follows:

	US$	EURO	YEN
PARENT COMPANY	90%	3%	7%
CONSOLIDATED	96%	1%	3%

c) Loans and financing are subject to charges, whose average rate in 2009 was 5.65%p.a. and 2008 was 6.40 %p.a.

d) The long-term portion of loans and financing denominated in thousands of US dollars, has the following maturity:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	121,258	194,368	239,806	239,808	551,471	1,451,330	2,798,041
CONSOLIDATED	650,700	909,986	776,588	724,517	682,425	5,899,202	9,643,418

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

Exhibit VI

SUMMARY OF THE SUBSIDIARIES’ FINANCIAL STATEMENTS AT DECEMBER 31
(In thousands of reais)
BALANCE SHEET

	2009								2008
	ASSETS				LIABILITIES				ASSETS				LIABILITIES
	Current	Non-Current		TOTAL	Current	Non-current	Net assets	TOTAL	Current	Non-current		TOTAL	Current	Non-current	Net assets	TOTAL
		Others	Fixed assets,intangible assetsand investments							Outros	Imobilizado, Intangível e investimentos

FURNAS	1,669,770	1,326,920	16,856.276	19,852,966	1,975,590	4,337,268	13,540,108	19,852,966	2,242,891	2,048,138	15,998,268	20,289,297	2,461,587	4,146,167	13,681,543	20,289,297
CHESF	1,806,179	339,213	16,786,960	18,932,352	1,708,819	1,555,344	15,668,189	18,932,352	2,050,322	212,570	16,497,310	18,760,202	1,924,551	4,062,501	12,773,150	18,760,202
ELETROSUL	507,780	581,710	3,591,413	4,680,903	767,891	1,191,185	2,721,827	4,680,903	753,020	958,947	2,334,767	4,046,734	637,861	1,054,724	2,354,149	4,046,734
ELETRONORTE	2,103,984	457,056	15,393,137	17,954,177	1,857,627	5,869,486	10,227,063	17,954,176	2,237,348	570,308	15,071,074	17,878,730	2,103,273	9,586,792	6,188,665	17,878,730
ELETRONUCLEAR	723,686	942,163	6,943,484	8,609,333	638,922	3,647,919	4,322,492	8,609,333	863,099	891,998	6,602,538	8,357,635	429,997	3,607,901	4,319,737	8,357,635
CGTEE	117,942	8,906	1,156,310	1,283,158	194,698	720,523	367,937	1,283,158	111,518	10,876	928,849	1,051,243	123,597	577,640	350,006	1,051,243
ELETROPAR	38,880	-	82,148	121,028	2,405	-	118,623	121,028	107,033	1	93,696	200,730	82,142	1	118,587	200,730
ITAIPU	1,126,287	883,333	15,162,242	17,171,862	1,536,497	15,548,306	87,060	17,171,862	2,226,006	3,843,996	40,811,662	46,881,664	3,474,740	43,173,224	233,700	46,881,664

	STATEMENTS OF OPERATIONS
	2009								2008
	Net Oper. Revenue	Operational Expenses	Service Result	Other Results	Financial Result	Operational Result	Income tax and Social Cont.	Year's Result	Net Oper. Income	Operational Expenses	Service Result	Other Results	Financial Result	Operational Result	Income tax and Social Cont.	Year's Result
FURNAS	6,073,939	(5,426,650)	647,289	(48,309)	(1,062,173)	(463,193)	334,039	(129,154)	5,771,647	(4,858,236)	913,411	(9,851)	(318,399)	585,161	(130,643)	454,518
CHESF	4,242,613	(3,064,150)	1,178,463	4,688	(213,904)	897,102	(132,715)	764,387	4,826,300	(2,610,935)	2,215,365	(108,419)	(464,979)	1,641,967	(204,676)	1,437,291
ELETROSUL	723,906	(403,771)	320,135	3,809	(32,171)	291,773	(86,901)	204,872	638,958	(328,689)	310,269	(14,701)	103,626	399,194	(130,874)	268,320
ELETRONORTE	3,433,492	(2,915,087)	518,405	488,159	(715,368)	291,196	12,745	303,941	3,854,497	(3,663,420)	191,077	(1,120,506)	(1,495,129)	(2,424,558)	-	(2,424,558)
ELETRONUCLEAR	1,572,977	1,131,535	441,442	(13,671)	(348,571)	79,200	(24,093)	55,107	1,471,755	(1,085,042)	386,713	(330)	(589,158)	(202,775)	(79,295)	(282,070)
CGTEE	189,602	(283,865)	(94,263)	76,261	(2,917)	(20,919)	-	(20,919)	176,206	(378,454)	(202,248)	(92,190)	2,236	(292,202)	-	(292,202)
ELETROPAR	20,857	11,882	8,975	-	2,212	11,187	(136)	11,051	14,122	(3,818)	10,304	(12)	428	10,720	(56)	10,664
ITAIPU	3,031,663	1,505,946	1,525,718	1,829	(1,008,379)	519,168	-	519,168	8,001,428	(3,077,817)	4,923,610	1,770	(2,864,458)	2,060,922	-	2,060,922

Equivalence = Other results
Participation in profit - Other Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.